   As filed with the Securities and Exchange Commission on October 10, 1997

                             Registration No. ____

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 ------------

                                   FORM N-14

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      [_] Pre-Effective Amendment No. __
                      [_] Post-Effective Amendment No. __

                           The Sierra Variable Trust
              (Exact name of Registrant as Specified in Charter)

                         9301 Corbin Avenue, Suite 333
                         Northridge, California  91324
                   (Address of Principal Executive Offices)
                                (800) 222-5852
                       (Area Code and Telephone Number)

                                 ------------

                                Keith B. Pipes
                              9301 Corbin Avenue
                         Northridge, California  91324
                    (Name and Address of Agent for Service)

                                  Copies to:
      Richard W. Grant, Esq.                     Joseph B. Kittredge, Esq.
      Morgan, Lewis & Bockius, LLP               Ropes & Gray
      2000 One Logan Square                      One International Place
      Philadelphia, PA  19103                    Boston, MA  02110

                                 ------------

                 Approximate Date of Proposed Public Offering:
  As soon as practicable after this Registration Statement becomes effective.

                                 ------------

   It is proposed that this filing will become effective on November 10, 1997 pursuant to Rule 488.

                                 ------------

     The Registrant has registered an indefinite amount of its securities under the Securities Act of 1933, pursuant to Rule 24f-2 under the Investment Company Act of 1940. In reliance upon Rule 24f-2, no filing fee is being paid at this time. A Rule 24f-2 Notice for the Registrant for the fiscal year ended December 31, 1996 was filed on February 24, 1997.

                           The Sierra Variable Trust

                             Cross-Reference Sheet
                           as required by Rule 481(a)


Form N-14 Item    Caption in Prospectus/Proxy Statement

     1            Cross-Reference Sheet; Outside Front Cover of Prospectus

     2            Outside Back Cover Page of Prospectus; Table of Contents

     3            Overview of Merger; Risk Factors

     4            Approval or Disapproval of Agreement and Plan of
                  Reorganization

     5,6          Information about the Acquired and Acquiring Funds

     7            Voting Information

     8,9          Not Applicable

Form N-14 Item    Caption in Statement of Additional Information

     10           Cover Page

     11           Table of Contents

     12, 13       Additional Information about the Acquiring and Acquired Funds

     14           Financial Statements

Form N-14 Item    Caption in Part C

     15           Indemnification

     16           Exhibits

     17           Undertakings

                         [AMERICAN GENERAL LIFE LOGO]

                                                               November  , 1997

Dear Variable Annuity Contract Holder:

  American General Life Insurance Company ("AGL") has been offering various forms of variable annuity contracts through Separate Account D (the "Separate Account"), a unit investment trust, since 1973. The Separate Account consists of forty-three (43) investment divisions (the "Divisions") which are each available under annuity contracts funded through the Separate Account (the "Contracts"). If you've had your Contract for some time, you'll recall that we periodically ask you to tell us how you would like us to represent your inter-ests at meetings of shareholders of The Sierra Variable Trust (the "Trust"). The issues that are considered at shareholder meetings generally have to do with the management of the Trust and/or the various funds within the Trust. The Trust is a family of funds underlying the investment options in your Con-tract, and it includes the Short Term Global Government Fund (the "Global Gov-ernment Fund") and the Short Term High Quality Bond Fund (the "High Quality Bond Fund").

  Included in this booklet is information about the upcoming Shareholder's meeting (the "Special Meeting"):

  . A NOTICE OF A SPECIAL MEETING OF THE SHAREHOLDERS OF THE GLOBAL GOVERN-MENT FUND, which explains, in summary format, the issues for which you are being asked to provide voting instructions;

  .  AN INFORMATION STATEMENT, which outlines the voting procedures;

  . A PROSPECTUS/PROXY STATEMENT FOR THE SPECIAL MEETING, which provides comprehensive information on the specific issues being considered at the Special Meeting.

  ALSO ENCLOSED ARE YOUR BALLOT AND POSTAGE-PAID RETURN ENVELOPE.

  We encourage you to review each of these items thoroughly. Once you've de-termined how you wish to vote, please mark your preferences on your ballot, making sure that you sign and date your ballot before mailing it in the post-age-paid envelope. A prompt response on your part will help to ensure that your interests are represented.

                                            Sincerely,



                                            -----------------------------------

                            AMERICAN GENERAL LIFE
                              INSURANCE COMPANY

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         OF THE SIERRA VARIABLE TRUST
                       SHORT TERM GLOBAL GOVERNMENT FUND

                        To be held on December  , 1997

Dear American General Life Client:

  The net purchase payments made under your American General Life ("AGL") variable annuity contract (the "Contract") have been allocated at your direc-tion to the investment divisions ("Division/s") of Separate Account D (the "Separate Account"). The Separate Account invests in Divisions which include corresponding series of The Sierra Variable Trust (the "Trust"), an open end management investment company, including the Short Term Global Government Fund (the "Fund").

  As a Contract owner ("Contractowner") of record at the close of business on
   , 1997 (the "Record Date"), you are entitled to instruct AGL as to how it should vote on certain proposals to be considered at a Special Meeting of the Fund's shareholders.

  The Special Meeting of Shareholders of the Fund, will be held on     , De-
cember  , 1997 at     at the offices of     to consider the following, on
which you are entitled to provide AGL with voting instructions:

    1. To consider and act upon a proposal to elect the Board of Trustees.

    2. To approve or disapprove an Agreement and Plan of Reorganization pro-viding for the transfer of all of the assets of the Fund to the Short Term High Quality Bond Fund (the "High Quality Bond Fund"), a series of the Trust, in exchange for shares of the High Quality Bond Fund and the assump-tion by the High Quality Bond Fund of all of the liabilities of the Fund, and the distribution of such shares to the shareholders of the Fund in com-plete liquidation of the Fund.

    3. To consider such other business as may properly come before the meet-ing.

  Attached to this notice are the Information Statement of AGL and the Prospectus/Proxy Statement of the Trust. You are urged to read both of these statements before completing your ballot.

                                            Steven A. Glover
                                            Assistant Secretary

November  , 1997

--------------------------------------------------------------------------------
 IT IS IMPORTANT THAT YOUR CONTRACT BE REPRESENTED. PLEASE PROMPTLY MARK
 YOUR VOTING INSTRUCTIONS ON THE ENCLOSED BALLOT; THEN, SIGN, DATE AND MAIL
 IT IN THE ACCOMPANYING ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED IN THE
 UNITED STATES. YOUR PROMPT RESPONSE WILL HELP AVOID THE UNNECESSARY
 EXPENSE OF A FURTHER SOLICITATION OF BALLOTS.
--------------------------------------------------------------------------------

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

             -----------------------------------------------------

                             INFORMATION STATEMENT
                      REGARDING A SPECIAL MEETING OF THE
  SHAREHOLDERS OF THE SIERRA VARIABLE TRUST SHORT TERM GLOBAL GOVERNMENT FUND

             -----------------------------------------------------

                               NOVEMBER  , 1997

                                    GENERAL

  This information statement is furnished by American General Life Insurance Company ("AGL"), a Texas stock life insurance company, to owners of its vari-able annuity contracts ("Contractowners") who had net purchase payments allo-cated to the Short Term Global Government Fund investment division of AGL's
Separate Account D (the "Separate Account") as of    , 1997 (the "Record
Date"). The assets in such investment division of the Separate Account (the "Division") are invested in the shares of beneficial interest of the Short Term Global Government Fund (the "Fund"), a series of The Sierra Variable Trust (the "Trust").

  AGL is required to offer Contractowners the opportunity to instruct AGL, as owner of all Trust shares held by the Separate Account, as to how it should vote on the proposals to be considered at the Special Meeting of the share-holders of the Fund referred to in the preceding notice and at any adjourn-ments (the "Special Meeting").

  The proposals to be considered at the Special Meeting are discussed in the Trust's Prospectus/Proxy Statement, which is enclosed. Contractowners are urged to read the enclosed Prospectus/Proxy Statement prior to completing the ballot.

  AGL is an indirect, wholly-owned subsidiary of American General Corporation, formerly American General Insurance Company, a diversified financial services holding company engaged primarily in the insurance business. The home office of AGL is located at 2727-A Allen Parkway, Houston, Texas 77019, and the mail-ing address is American General Life Insurance Company, Annuity Administration Department, P.O. Box 1401, Houston, Texas 77251-1401.

  This Information Statement and the accompanying ballot are being mailed to Contractowners on or about November , 1997.

                              HOW TO INSTRUCT AGL

  To instruct AGL as to how to vote the shares of beneficial interest of the Trust (the "Shares") held in the Division, Contractowners are asked to promptly mark their voting instructions on the enclosed ballot; then, sign, date and mail it in the accompanying postage-paid envelope.

                 IF A BALLOT IS NOT MARKED TO INDICATE VOTING
               INSTRUCTIONS BUT IS SIGNED, DATED AND RETURNED,
                   IT WILL BE TREATED AS AN INSTRUCTION TO
                  VOTE THE SHARES FOR EACH OF THE PROPOSALS.

  The number of Shares held in the Division for which a Contractowner may pro-vide voting instructions (in the aggregate, "Shares Attributable to Contractowners") was determined as of the Record Date by dividing (i) a Con-tract's account value (minus any contract indebtedness) allocable to the Divi-sion by (ii) the net asset value of one share of the Fund.

  At any time prior to AGL's voting of the Shares held in the Division at the Special Meeting, a Contractowner may revoke his or her ballot with respect to the Division by written notice to the Vice President--Annuity Administrator of AGL at P.O. Box 1401, Houston, Texas 77251-1401.

                               HOW AGL WILL VOTE

  The Shares Attributable to Contractowners in the Division for which AGL re-ceives no voting instructions in time will be voted by AGL for or against ap-proval of a proposal, or as an abstention, in the same proportion as the Shares of Attributable to Contractowners for which AGL receives voting in-structions. Shares attributable to amounts retained by AGL in the Division will be voted in the same proportion as votes cast by Contractowners of all Shareholders in respect of the Division.

                                 OTHER MATTERS

  AGL is not aware of any matters, other than the specified proposals, to be acted upon at the Special Meeting. If any other matters come before the Spe-cial Meeting, AGL will vote the Shares upon such matters in its discretion.

  Ballots may be solicited by employees of AGL and its subsidiaries. The so-licitation will be by mail and may also be by telephone, telegram or personal interview. AGL reserves the right to vote for adjournment of the Special Meet-ing for the purpose of further solicitation of ballots.

                                            Steven A. Glover
                                            Assistant Secretary

  PLEASE PROMPTLY MARK YOUR VOTING INSTRUCTIONS ON THE ENCLOSED BALLOT; THEN SIGN, DATE AND MAIL IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE. IT IS IMPORTANT THAT YOUR CONTRACT BE REPRESENTED.

                           THE SIERRA VARIABLE TRUST

                       SHORT TERM GLOBAL GOVERNMENT FUND

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                                DECEMBER  , 1997

To the Shareholders:

 Notice is hereby given that a Special Meeting of Shareholders of the Short Term Global Government Fund (the "Fund"), a series of The Sierra Variable Trust
(the "Trust"), will be held on     , December  , 1997 at      at the offices of
      to consider the following:

 1. To consider and act upon a proposal to elect the Board of Trustees.

 2. To approve or disapprove an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the Fund to the Short Term High Qual-ity Bond Fund (the "High Quality Bond Fund"), a series of the Trust, in ex-change for shares of the High Quality Bond Fund and the assumption by the High Quality Bond Fund of all of the liabilities of the Fund, and the distribution of such shares to the shareholders of the Fund in complete liquidation of the High Quality Bond Fund.

 3. To consider such other business as may properly come before the meeting.

 The Trustees have fixed the close of business on October , 1997 as the record date for determination of shareholders entitled to notice of, and to vote at, the special meeting.

                                            By order of the Board of Trustees

                                            Keith B. Pipes, Secretary

November  , 1997

                          PROSPECTUS/PROXY STATEMENT

                                                               November  , 1997

 This Prospectus/Proxy Statement relates to (1) the election of Trustees of The Sierra Variable Trust (the "Trust"), 9301 Corbin Avenue, Suite 333, North-ridge, California 91324, and (2) the proposed acquisition of the assets of the Short Term Global Government Fund, a series of the Trust (the "Global Govern-ment Fund"), by and in exchange for shares of the Short Term High Quality Bond Fund, also a series of the Trust (the "High Quality Bond Fund") (the "Merg-er"). The Merger is to be effected through the transfer of all of the assets of the Global Government Fund to the High Quality Bond Fund in exchange for shares of beneficial interest of the High Quality Bond Fund (the "Merger Shares") and the assumption by the High Quality Bond Fund of all of the lia-bilities of the Global Government Fund, followed by the distribution of the Merger Shares to the shareholders of the Global Government Fund in liquidation of the Global Government Fund. As a result of the proposed Merger, each share-holder of the Global Government Fund will receive in exchange for its Global Government Fund shares a number of High Quality Bond Fund shares equal in value at the date of the exchange to the aggregate value of the shareholder's Global Government Fund shares.

 The Trust is a no-load, open-end management investment company that serves as an investment vehicle for variable annuity contracts (the "Contracts") issued by American General Life Insurance Company ("AGL") and its Separate Account D (the "Separate Account"). As a technical matter, AGL holds Trust shares in the Separate Account in which contributions and premiums received under the Con-tracts are initially invested. The Separate Account, in turn, purchases Trust shares which are divided into fourteen series, five of which are asset alloca-tion portfolios (the "Asset Allocation Portfolios") that invest in various combinations of the other nine series, including both the Global Government Fund and the High Quality Bond Fund. Consequently, as used herein, the term "shareholder" refers to AGL and the Asset Allocation Portfolios of the Trust which have invested in the Global Government Fund. AGL offers certain con-tract-owners (the "Global Government Contractown-ers") the right to give AGL instructions as to how those shares of the Fund attributable to their Contract should be voted, although owners of Contracts whose premiums are invested in Asset Allocation Portfolios do not have the right so to instruct AGL.

 This Prospectus/Proxy Statement is being furnished on behalf of the Board of Trustees of the Trust to AGL in its capacity as shareholder of the Global Gov-ernment Fund for its use in obtaining instructions from the Global Government Contractowners as to how to vote on the proposals to be considered at the spe-cial meeting of shareholders of the Global Government Fund to be held on De-cember , 1997 (the "Special Meeting"). AGL will attend the Special Meeting in person [or by proxy] and will vote shares of the Global Government Fund held directly by the Separate Account in accordance with voting instructions re-ceived from Global Government Contractowners and in accordance with voting procedures established by the Trust. Shares of the Global Government Fund at-tributable to contracts for which no voting instructions have been received by AGL, shares attributable to amounts retained by AGL in the Separate Account and shares owned by the Trust's Asset Allocation Portfolios will be voted for, against or withheld from voting on each proposal in the same proportions as are the shares for which voting instructions have been received by AGL from
Global Government Contractowners. Global Government Contractowners as of    ,
1997 (the "Record Date") have the right to give voting instructions with re-spect to the Special Meeting or any adjournment thereof.

 This Prospectus/Proxy Statement is being mailed to shareholders on or about November , 1997. Instructions executed by Global Government Contractowners may be revoked at any time before they are exercised by a written revocation
received [by     at AGL] or by properly executing later-dated instructions.

 The Trust expects that the Information Statement and ballot prepared for use by AGL, as well as this Prospectus/Proxy Statement, will be mailed by AGL to the Global Government Contractown- ers by AGL on or about November , 1997 in order to obtain voting instructions from those Contractowners.

 Because shareholders of the Global Government Fund are being asked to approve a transaction which will result in their receiving shares of the High Quality Bond Fund, this Proxy Statement also serves as a Prospectus for the Merger Shares of the High Quality Bond Fund. The High Quality Bond Fund seeks as high a level of current income as is consistent with prudent investment management and stability of principal. It will pursue this objective by investing primar-ily in high quality short-term bonds and other debt instruments. This Prospectus/Proxy Statement explains concisely what you should know before in-vesting in the High Quality Bond Fund. Please read it and keep it for future reference.

 This Prospectus/Proxy Statement is accompanied by the current Prospectus of the Trust which includes the Global Government Fund and the High Quality Bond Fund dated May 1, 1997 (as amended or supplemented from time to time the "Pro-spectus"). The information regarding the Funds contained in such Prospectus is incorporated into this Prospectus/Proxy Statement by reference. The following documents have been filed with the Securities and Exchange Commission (the "SEC") and are also incorporated into this Prospectus/Proxy Statement by ref-erence: (i) the Trust's Annual Report to Shareholders for the year ended De-cember 31, 1996 (the "Annual Report"); (ii) the Trust's Semi-Annual Report to Shareholders for the six months ended June 30, 1997 (the "Semi-Annual Re-port"); (iii) the current Statement of Additional Information of the Trust, dated May 1, 1997, as amended or supplemented from time to time (the "SAI"); and (iv) a Statement of Additional Information dated November , 1997 relating to the transaction described in this Prospectus/Proxy Statement (the "Merger SAI").

 For a free copy of any or all of the Prospectus, SAI, Merger SAI, Annual Re-port or Semi-Annual Report referred to in the foregoing paragraph, please call 1-800-247-6584 or write to [American General Life Insurance Company, Attn: An-nuity Administration, P.O. Box 1401, Houston, Texas 77251-1401.]

 THE SECURITIES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT HAVE NOT BEEN AP-PROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

OVERVIEW OF MERGER

PROPOSED TRANSACTION

 The transaction described on the first page of this Prospectus/Proxy State-ment is a separate part of an overall restructuring of the registered invest-ment companies (the "Composite/Sierra Mutual Funds") advised by Composite Re-search & Management Co. ("CRM") and Sierra Investment Advisors Corporation ("Sierra"). CRM, which has been in the business of investment management since 1944, is a direct subsidiary of Washington Mutual, Inc. ("Washington Mutual"), a financial services company, and Sierra is an indirect subsidiary of Washing-ton Mutual as a result of the merger, which took place on July 1, 1997, of Si-erra's former indirect parent, Great Western Financial Corporation, with and into a wholly-owned subsidiary of Washington Mutual. The restructuring in-volves, among other components, several "mergers" of the Composite/Sierra Mu-tual Funds with similar investment objectives and policies and the substitu-tion of CRM for Sierra as investment manager/adviser for most of the Composite/Sierra Mutual Funds. The result of the restructuring will be a sin-gle, more integrated mutual fund complex.

 As a result of the proposed transaction that is the focus of this Prospectus/Proxy Statement, the Global Government Fund will receive a number of shares of the High Quality Bond Fund (the "Merger Shares") equal in value to the value of the net assets of the Global Government Fund being trans-ferred. Following the transfer, (i) the High Quality Bond Fund will distribute to its shareholders a number of full and fractional Merger Shares of the High Quality Bond Fund equal in value to the aggregate value of its Global Govern-ment Fund shares, and (ii) the Global Government Fund will be liquidated.

 Shares of both Funds (referred to together as the "Funds") are sold without a front-end sales charge and are not subject to a contingent deferred sales charge. No sales charge will be charged to Global Government Fund shareholders on the issuance of the Merger Shares, and no CDSC will be charged to Global Government Fund shareholders on the exchange of their Global Government Fund shares for the Merger Shares.

 The Trustees unanimously recommend that shareholders of the Global Government Fund approve the Merger because it offers shareholders the opportunity to pur-sue a similar investment program in a larger fund, which should offer opportu-nities for greater diversification of risk and reduced operating expenses. See "Operating Expenses" below and "Background and Reasons for the Proposed Merg-er."

OPERATING EXPENSES

 As described more fully below, Sierra currently serves as investment manager and Scudder, Stevens & Clark, Inc. ("Scudder") serves as subadviser to both Funds. In addition to investment management fees, both Funds currently pay ad-ministrative fees to an affiliate of Sierra at an annual rate equal to .18% per annum of average daily net assets. As the following table and related notes indicate, the currently approved contractual management fee rate for the High Quality Bond Fund is lower than the currently approved contractual man-agement fee rate for the Global Government Fund. Effective on or about January 1, 1998, it is proposed that CRM become the investment manager of the High Quality Bond Fund at the same management fee rate as is presently paid to Si-erra, such change being part of the general restructuring described above. It is also proposed that at that time the Funds will no longer pay administrative fees. Accordingly, and as a result of expected economies of scale, it is ex-pected that aggregate operating expenses of the High Quality Bond Fund will be lower following the Merger than the aggregate operating expenses currently borne by the Global Government Fund. There can be no assurance that the Merger will result in expense savings for shareholders. These tables summarize expenses, adjusted in each case to reflect the proposed elimination of the administrative fees, (i) that the Global Government Fund would have in-curred in the first six months of its current fiscal year as well as its fis-cal year ending December 31, 1996, (ii) that the High Quality Bond Fund would have incurred in the first six months of its current fiscal year as well as its fiscal year ending December 31, 1996, and (iii) that the High Quality Bond Fund would have incurred in the first six months of its current fiscal year as well as its fiscal year ending December 31, 1996, after giving effect on a pro forma combined basis to the proposed Merger, as if the Merger had occurred as of the beginning of such fiscal year. The tables are provided to help explain a shareholder's share of the operating expenses which each Fund incurs and do not reflect any Contract level expenses.

                             ADJUSTED EXPENSES         ADJUSTED EXPENSES        PRO FORMA EXPENSES
                          GLOBAL GOVERNMENT FUND    HIGH QUALITY BOND FUND    HIGH QUALITY BOND FUND
                           (FOR THE YEAR ENDING      (FOR THE YEAR ENDING      (FOR THE YEAR ENDING
                           DECEMBER 31, 1996)(1)     DECEMBER 31, 1996)(1)     DECEMBER 31, 1996)(1)
                         ------------------------- ------------------------- -------------------------
ANNUAL FUND OPERATING
 EXPENSES
 (as a percentage of
 average net assets)
------------------------------------------------------------------------------------------------------
Management Fees.........            .75%                     .50%                      .50%
12b-1 Fees..............            None                     None                      None
Other Expenses..........            .35%                     .38%                      .24%
Total Fund Operating
 Expenses...............           1.10%(2)                  .88%(2)                   .74%
------------------------------------------------------------------------------------------------------
                             ADJUSTED EXPENSES         ADJUSTED EXPENSES        PRO FORMA EXPENSES
                          GLOBAL GOVERNMENT FUND    HIGH QUALITY BOND FUND    HIGH QUALITY BOND FUND
                         (FOR THE SIX MONTHS ENDED (FOR THE SIX MONTHS ENDED (FOR THE SIX MONTHS ENDED
                             JUNE 30, 1997)(1)         JUNE 30, 1997)(1)         JUNE 30, 1997)(1)
                         ------------------------- ------------------------- -------------------------
ANNUAL FUND OPERATING
 EXPENSES
 (as a percentage of
 average net assets)
------------------------------------------------------------------------------------------------------
Management Fees.........            .75%                     .50%                      .50%
12b-1 Fees..............            None                     None                      None
Other Expenses..........            .33%                     .42%                      .22%
Total Fund Operating
 Expenses...............           1.08%(2)                  .92%(2)                   .72%
------------------------------------------------------------------------------------------------------

(1) Adjusted to reflect the elimination of administrative fees at the rate of 0.18% per annum.

(2) Before application of the waiver described below and custodial credits, Total Fund Operating Expenses of the Global Government Fund and the High Quality Bond Fund would have been 1.26% and 1.10%, respectively, for the six-month period and 1.28% and 1.06%, respectively for the 1996 fiscal year (which percentages include the administrative fees described in note
    1). During the relevant periods, however, the Funds' investment manager and administrator undertook to waive their fees and/or bear certain ex-penses to the extent necessary to limit Total Fund Operating Expenses to the annual rates of 1.35%, in the case of the Global Government Fund, and to 1.00%, in the case of the High Quality Bond Fund. Consequently, actual historical expenses for the period were reduced to the annual rate of 1.00% for the High Quality Bond Fund pursuant to the waiver. Actual his-torical expenses for the Global Government Fund were unaffected by the waiver. For more information, see the Annual Report and the Semi-Annual Report.

FEDERAL INCOME TAX CONSEQUENCES

 So long as the Contracts qualify as annuity contracts under Section 72 of the Internal Revenue Code, the Merger will not create any tax liability for owners of Contracts. The Global Government Fund is expected to recognize gain or loss on both (i) the anticipated significant realignment of the Global Government Fund's portfolio that will occur in connection with the Merger, and (ii) the sale of its assets to the High Quality Bond Fund in the merger itself, and Global Government Fund shareholders (but not owners of Contracts) are expected to recognize taxable gain or loss on receipt of shares in the High Quality Bond Fund, equal to the difference between the net asset value of the High Quality Bond Fund shares received and the shareholder's tax basis in its Global Government Fund shares.

 If, as expected, the Merger is a taxable transaction, the High Quality Bond Fund's cost basis for each security will be the market value of such security at the time of the Merger (rather the Global Government Fund's cost basis). The Global Government Fund will distribute at the time of the Merger all of the Global Government Fund's net investment income and net realized capital gains to its shareholders. There is some uncertainty as to the federal tax treatment of the Merger. The Internal Revenue Service may take the position that the Merger is a tax-free reorganization, and there can be no assurance that the Fund's reporting position will prevail.

--------------------------------------------------------------------------------

COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

 The High Quality Bond Fund has an investment objectives that is similar to that of the Global Government Fund. The investment objectives, policies and restrictions of the Global Government Fund and the High Quality Bond Fund, and certain differences between them, are summarized below. For a more detailed description of the investment techniques used by the Funds, please see the ac-companying Prospectus, the Merger SAI and the SAI.

 The Funds have substantially similar investment objectives. The High Quality Bond Fund attempts to provide as high a level of current income as is consis-tent with prudent investment management and stability of principal. The Global Government Fund attempts to provide high current income consistent with pro-tection of principal. The Global Government Fund is a non-diversified fund, generally invests a substantial portion of its assets in foreign securities and has greater flexibility to invest in lower-rated securities. The High Quality Bond Fund is a diversified fund and may only invest in securities that, at the time of purchase, are investment grade bonds.

 Both Funds seek to maintain a dollar-weighted average portfolio maturity of three years or less but may hold individual securities with remaining maturi-ties of more than three years. However, under no circumstances will the High Quality Bond Fund have a dollar-weighted average portfolio maturity in excess of five years. The Global Government Fund seeks to maintain greater price sta-bility than longer-term bond funds.

 Under normal market conditions, the Global Government Fund will invest at least 65% of its total assets in short-term bonds and money market instruments issued or guaranteed by foreign governments or the U.S. Government or their agencies, instrumentalities or political subdivisions (including securities which are majority owned by such government, agency, instrumentality or polit-ical subdivision) that are rated within the three highest rating categories by Standard & Poor's ("S&P") or Moody's Investors Service, Inc. ("Moody's") or, if unrated, are judged to be of comparable qual-ity. These securities may be denominated in foreign currencies, multinational currency units or the U.S. dollar and under normal market conditions will be invested in government securities in at least three different countries, one of which may be the United States. In the case of the High Quality Bond Fund, at least 65% of total assets will be invested in short-term investment-grade bonds and other fixed-income securities issued by the U.S. Government, corpo-rations and other issuers, or mortgage-related securities rated in one of the two highest categories by a nationally recognized statistical rating organiza-tion ("NRSRO"). No more than 10% of its assets may be invested in foreign se-curities. All debt securities purchased by the High Quality Bond Fund will be investment-grade (rated in one of the four highest categories by a NRSRO) at the time of purchase. See "Risk Factors--Credit Risk."

 The Funds may also invest in: (i) American depository receipts; (ii) securi-ties indexed to foreign currency exchange rates; (iii) floating rate, inverse floating rate and variable rate obligations, including participation interests therein; (iv) bank obligations, which include certificates of deposit, time deposits and bankers' acceptances of U.S. commercial banks or savings and loan institutions with assets of at least $500 million as of the end of the most recent fiscal year; (v) mortgage-backed and government stripped mortgage-backed securities; (vi) repurchase agreements; and (vii) lease obligation bonds. Each Fund may also borrow up to 30% of total assets for temporary emer-gency purposes, purchase securities on a "when-issued" or "delayed-delivery" basis, invest up to 10% of assets in securities of unaffiliated mutual funds and lend securities up to 20% of the Fund's total assets.

 The Funds may utilize various other investment strategies involving deriva-tives, including exchange-listed and over-the-counter put and call options on securities, foreign currencies, equity and fixed-income indices and other fi-nancial instruments, financial futures contracts and options thereon, currency forward transactions, and interest rate transactions such as swaps, caps, floors and collars to hedge various market risks, to manage the effective ma-turity or duration of fixed-income securities, or to seek potentially higher returns. The Funds may write covered put and call options on securities but neither Fund will use more than 10% of assets to purchase put options or more than 10% of assets to purchase call options, will not write put options with respect to more than 50% of total assets, and will not enter into derivative transactions that are not "covered" or entered into for "bona fide hedging" purposes that are in the aggregate principal amount in excess of 25% of its net assets. In addition, neither Fund may enter into any futures or options contracts for which aggregate initial margin deposits and premiums paid for unexpired options entered into for purposes other than bona fide hedging ex-ceed 5% of the fair market value of the Fund's assets.

 The Global Government Fund may also invest: (i) up to 10% of its assets in securities rated at the time of purchase below investment-grade (below BBB by S&P or Baa by Moody's) and unrated securities of comparable quality; (ii) in non-government foreign and domestic securities, including debt securities is-sued or guaranteed by supranational organizations, corporate debt securities, and bank or bank holding company obligations such as certificates of deposit, bankers' acceptances and time deposits; and (iv) up to 10% of total assets in asset-backed securities. See "Risk Factors."

 The High Quality Bond Fund may also invest: (i) in high-quality, short-term obligations with a maturity of 12 months or less, such as commercial paper is-sued by domestic and foreign corporations, bankers' acceptances issued by do-mestic and foreign banks, certificates of deposit and demand and time deposits of domestic and foreign banks and savings and loan associations; (ii) obliga-tions issued or guaranteed by domestic or foreign governments or their agencies or instrumentalities; (iii) high-grade corporate debt obligations, such as bonds, debentures, notes, equipment lease and truck certificates; (iv) collateralized mortgage obligations; (v) up to 25% of total assets in asset-backed securi-ties; and (vi) in certain illiquid investments such as privately placed obli-gations including restricted securities and may borrow money or enter into re-verse repurchase agreements or dollar roll transactions in the aggregate up to 33 1/3% of total assets (but currently intends to limit such activity to 10% of total assets). See "Risk Factors--Prepayment Risk," "--Repurchase Agree-ments," and "--Reverse Repurchase Agreements and Borrowings."

 In addition to the investment restrictions described above, the Global Gov-ernment Fund may not invest in dollar rolls and will not purchase any addi-tional securities whenever borrowings, including reverse repurchase agree-ments, exceed 5% of total assets.

 In addition to the investment restrictions described above, the High Quality Bond Fund may not engage in short sales or maintain short positions or invest in non-investment-grade securities (rated lower than BBB by S&P or Baa by Moody's).

 Adam M. Greshin, Product Leader for Scudder's global and international fixed-income investing, is primarily responsible for the management of the Global Government Fund. The day-to-day management of the High Quality Bond Fund's portfolio has been the responsibility of Thomas M. Poor, Managing Director of Scudder.

 As part of the overall restructuring described above, the Trustees of the Trust have approved for The High Quality Bond Fund a new Advisory Agreement (the "CRM Advisory Agreement") with CRM whereby CRM will provide the services currently provided by both Sierra, as the investment manager, and Scudder as the sub-advisor. The CRM Advisory Agreement will be voted upon at the meeting of the High Quality Bond Fund's shareholders to be held on or about December
 , 1997.

     ,      of CRM, would be primarily responsible for the management of the
High Quality Bond Fund. CRM does not intend to effect any changes to the in-vestment objectives, policies or restrictions of the Fund, as outlined above. The approval of CRM as adviser to the High Quality Bond Fund is not a condi-tion to the Merger. Thus, depending on whether shareholders of the High Qual-ity Bond Fund approve the proposed advisory arrangement with CRM, the day-to-day portfolio management of the High Quality Bond Fund following the Merger may be provided either by CRM or by Scudder.

COMPARISON OF DISTRIBUTION POLICIES AND PURCHASE, EXCHANGE AND REDEMPTION PROCEDURES

 The Shares of the Funds are sold in a continuous offering to AGL and to the Asset Allocation Portfolios for the Separate Account to fund Contracts. Net purchase payments under the Contracts are placed in one or more of the invest-ment divisions ("Divisions") of the Separate Account and are invested in the shares of the Trust's portfolios, including the Funds, corresponding to such Divisions. Shares of the Funds are purchased and redeemed at net asset value without sales or redemption charges.

 For each day on which either the Global Government Fund's or the High Quality Bond Fund's net asset value is calculated, the Separate Account transmits to the Trust any orders to purchase or redeem shares of the Global Government Fund or the High Quality Bond Fund based upon the purchase payments, redemp-tion (surrender) requests and transfer requests from Contractowners, annuitants or beneficiaries which are priced as of that day.

 All purchase and redemption orders will be processed in accordance with ap-plicable regulations. The Trust may also suspend redemption, if permitted un-der the 1940 Act, for any period during which the New York Stock Exchange ("NYSE") is closed or during which trading is restricted by the SEC for the protection of the Trust's shareholders.

 AGL also offers certain contracts under its "Sierra Asset Manager" product. Under the relevant Contracts (the "SAM Contracts"), purchase premiums are al-located to Divisions of the Separate Account investing in the Asset Allocation Portfolios. As indicated above, Asset Allocation Portfolios invest in turn in the Trust's other nine series (the "Primary Funds") including both Funds. The current investment advisor to the Asset Allocation Portfolios is Sierra In-vestment Services Corporation ("Sierra Services") and, as part of the restruc-turing, CRM will take over the responsibilities of the investment advisor. Si-erra Services also serves as distributor of each Asset Allocation Portfolio and is affiliated with Sierra, the Funds' current investment manager, and CRM, the Funds' proposed investment advisor. Conflicts of interest may arise as these companies seek to fulfill their fiduciary responsibilities to both the Asset Allocation Portfolios and the Primary Funds, including the High Quality Bond Fund.

 From time to time, one or more of the Primary Funds used for investment by the Asset Allocation Portfolios may experience relatively large investments or redemptions due to reallocations or rebalancings by the Asset Allocation Port-folios as recommended by their investment adviser(s). These transactions will affect the Primary Funds, since those that experience redemptions as a result of reallocations or rebalancings may have to sell portfolio securities and those that receive additional cash will have to invest such cash. While it is impossible to predict the overall impact of these transactions over time, there could be adverse effects on portfolio management to the extent that the Primary Funds, including the Funds, may be required to sell securities or in-vest cash at times when they would not otherwise do so. These transactions could also increase transaction costs. The investment advisors to the Primary Funds are committed to minimizing the impact of Asset Allocation Portfolio transactions on the Primary Funds and the investment advisor to the Asset Al-location Portfolios is committed to minimizing such impact on the Primary Funds to the extent it is consistent with pursuing the investment objectives of the Asset Allocation Portfolios. Those advisors will nevertheless face con-flicts in fulfilling their respective responsibilities because they are affil-iates and employ some of the same investment professionals.

--------------------------------------------------------------------------------

RISK FACTORS

 Certain risks associated with an investment in the High Quality Bond Fund are summarized below. Because the High Quality Bond Fund shares similar investment objectives with the Global Government Fund and because both the High Quality Bond Fund and the Global Government Fund share certain policies described more fully above under "Overview of Merger--Comparison of Investment Objectives, Policies and Restrictions," many of the risks of an investment in the High Quality Bond Fund are substantially similar to the risks of an investment in the Global Government Fund. A more detailed description of certain of the risks associated with an investment in the High Quality Bond Fund may be found in the Prospectus under the caption "Investment Policies" and in the SAI under the caption "Investment Objectives and Policies of the Funds and Portfolios."

 The values of all securities and other instruments held by the High Quality Bond Funds vary from time to time in response to a wide variety of market factors. Consequent-ly, the net asset value per share of the High Quality Bond Fund will vary so that an investor's shares, when redeemed, may be worth more or less than the amount invested.

 INTEREST RATE RISK. The Funds share similar interest rate risk associated with investment in fixed income securities, including U.S. Government securi-ties. U.S. Government securities are considered among the safest of fixed-in-come investments, but their values, like those of other debt securities, will fluctuate with changes in interest rates. Thus, a decrease in interest rates will generally result in an increase in the value of the High Quality Bond Fund's holdings of fixed income securities. Conversely, during periods of ris-ing interest rates, the value of the High Quality Bond Fund's holdings of fixed-income securities will generally decline.

 CREDIT RISK. Fixed income securities are subject to credit risk. Credit risk related to the ability of the issuer to make payments of principal and inter-est. All fixed income securities are therefore subject to the risk of default. As described above, the High Quality Bond Fund invests only in investment grade securities and invests 65% of its assets in securities which are rated in one of the two highest categories by a nationally recognized statistical rating organization. The Global Government Fund may invest in below investment grade fixed income securities which offer a more substantial risk of default. Risks of lower-rated high-yield securities include (i) limited liquidity and secondary market support; (ii) substantial market price volatility resulting from changes in prevailing interest rates; (iii) subordination to the prior claims of banks and other senior lenders; (vi) the operation of mandatory sinking fund or call/redemption provisions during periods of declining inter-est rates whereby the Fund may reinvest premature redemption proceeds in lower yielding portfolio securities; (v) the possibility that earnings of the issuer may be insufficient to meet its debt service; and (vi) the issuer's low cred-itworthiness and potential for insolvency during periods of rising interest rates and economic downturn.

 PREPAYMENT RISK. The Funds share risks associated with investment in mort-gage-backed or asset-backed securities. The High Quality Bond Fund may invest in mortgage-backed securities. Prepayment on mortgage-backed or asset-backed securities may require reinvestment of principal under less attractive terms. Prepayments may also significantly shorten the effective maturities of these securities, especially during periods of declining interest rates. Conversely, during periods of rising interest rates, a reduction in prepayments may in-crease the effective maturities of these securities. Prepayments may cause losses in securities purchased at a premium. Prepayments could result in losses on stripped mortgage-backed or asset-backed securities. The yield-to-maturity on an interest-only class of stripped mortgage-backed or asset-backed securities is extremely sensitive not only to changes in prevailing interest rates but also to the rate of principal payments (including prepayments) on the underlying assets. Because of the foregoing characteristics, mortgage-backed securities may be more volatile than other fixed income securities.

 REPURCHASE AGREEMENTS. Investing in repurchase agreements subjects the High Quality Bond Fund, like the Global Government Fund, to the risk that the de-fault or bankruptcy of the other party to the repurchase agreement could sub-ject the Fund to expenses, delays and risk of loss on the securities subject thereto.

 REVERSE REPURCHASE AGREEMENTS AND BORROWINGS. The High Quality Bond Fund may invest in reverse repurchase agreements in the aggregate up to 33 1/3% of its total assets but currently intends to limit such activity to 10% of total as-sets. Reverse repurchase agreements and borrowings subject the High Quality Bond Fund to the risk that changes in the value of a Fund's portfolio securities may amplify changes in the Fund's net asset value per share and also may cause the Fund to liquidate portfolio positions when it would not be advantageous to do so.

 ILLIQUID SECURITIES. The Funds share similar risks for investment in illiquid securities--specifically, higher transaction costs.

 INVESTMENT IN FOREIGN SECURITIES. The High Quality Bond Fund may invest in non-government foreign and domestic securities, including debt securities is-sued or guaranteed by supranational organizations. Investment in foreign secu-rities involves the risk of potentially reduced domestic marketability of such securities, the lower reserve requirements generally mandated for overseas banking operations, the possible impact of interruptions in the flow of inter-national currency transactions, potential political and social instability or expropriation, imposition of foreign taxes, less government supervision of is-suers, difficulty in enforcing contractual obligations and lack of uniform ac-counting standards.

 LENDING OF PORTFOLIO SECURITIES. The Funds may incur similar risks from lend-ing their securities. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower of the securities fail financially.

 DERIVATIVE INSTRUMENTS. The High Quality Bond Fund may enter into options and futures contracts for hedging purposes or as a part of their investment strat-egies and may engage in swap agreements. Use of derivative instruments may in-volve certain costs and risks, including the risk that the Fund could not close out a position when it would be most advantageous to do so due to an il-liquid market, the risk of an imperfect correlation between the value of the securities being hedged and the value of the particular derivative instrument, the risk of bankruptcy or default of counter- parties, and the risk that unex-pected changes in interest rates or other market movements may adversely af-fect the value of the Fund's investments in particular derivative instruments.

--------------------------------------------------------------------------------

SPECIAL MEETING OF SHAREHOLDERS

 This Prospectus/Proxy Statement is furnished in connection with a Special Meeting of Global Government Fund shareholders to be held on December , 1997 or at such later time made necessary by adjournment (the "Meeting") and the solicitation of proxies by and on behalf of the Trustees of the Trust for use at the Meeting. The Meeting is being held to consider the election of Trustees of the Trust and the proposed Merger of the Global Government Fund and the High Quality Bond Fund by the transfer of all of the Global Government Fund's assets and liabilities to the High Quality Bond Fund. This Prospectus/Proxy Statement and the enclosed form of proxy are being mailed to shareholders on
or about November     , 1997.

 The Trustees of the Trust know of no matters other than those set forth herein to be brought before the Meeting. If, however, any other matters prop-erly come before the Meeting, it is the Trustees' intention that proxies will be voted on such matters in accordance with the judgment of the persons named in the enclosed form of proxy.

--------------------------------------------------------------------------------

PROPOSAL 1:

ELECTION OF TRUSTEES

 At the Meeting, it is proposed that thirteen Trustees of the Trust be elected to hold office until their successors are duly elected and qualified. The nom-inees for election are: David E. Anderson, Wayne L. Attwood, M.D., Arthur H. Bernstein, Esq., Kristianne Blake, Edmond R. Davis, Esq., John W. English, Anne V. Farrell, Michael K. Murphy, Alfred E. Osborne, Jr., Ph.D., William G. Papesh, Daniel L. Pavelich, Jay Rockey and Richard C. Yancey (each a "Nominee" and collectively, the "Nominees"). Messrs. Anderson, Bernstein, Davis, English and Osborne are currently members of the Trust's Board of Trustees. Messrs. Atwood, Murphy, Papesh, Pavelich, Rockey and Yancey and Mses. Blake and Farrell are all directors of the mutual funds advised by CRM (the "Composite Funds"), but have not previously served on the Trust's Board of Trustees.

 Shareholders of the Global Government Fund, along with the shareholders of each other series of the Trust, are entitled to vote in the election of the Trust's Trustees. If the proposed Merger by and between the Global Government Fund and the High Quality Bond Fund is consummated, the Global Government's separate existence would be terminated and its shareholders would become shareholders of the High Quality Bond Fund, which is also a series of the Trust, and would be governed by the same Board of Trustees.

 The proposal to elect the Board of Trustees is being presented for share-holder approval pursuant to requirements of the Investment Company Act of 1940 (the "1940 Act"). Under the 1940 Act, Trustees may not fill vacancies unless at least two-thirds of the Trustees holding office after such vacancies are filled have been elected by the shareholders. Approval of this proposal will result in a combined Board of Trustees consisting of the current Trustees and the Trustees of The Composite

Funds. The proposal, if approved, will provide the Board with operating flexi-bility by making it possible for the Board of Trustees to fill vacancies that may occur in the future.

 Each of the Nominees has consented to being named in this Prospectus/Proxy Statement and to serving as a Trustee if elected. The Trust knows of no reason why any Nominee would be unable or unwilling to serve if elected.

 The Trust is organized as a business trust under the laws of the Commonwealth of Massachusetts. Under Massachusetts law, the Trust is not required to hold annual meetings. The Trust has availed itself of this provision and achieves cost savings by eliminating printing costs, mailing charges and other expenses involved in routine annual meetings. Because the Trust does not hold regular annual shareholder meetings, each Nominee, if elected, will hold office until his or her successor is elected and qualified.

 Even with the elimination of routine annual meetings, the Board of Trustees may call special meetings of shareholders for action by shareholder vote as may be required by the 1940 Act, or as required or permitted by the Trust's Master Trust Agreement. Shareholder meetings will be held, in compliance with the 1940 Act, to elect Trustees under certain circumstances. Shareholder meet-ings may also be held by the Trust for other purposes, including to approve investment policy changes, a new investment advisory agreement or other mat-ters requiring shareholder action under the 1940 Act.

 A meeting may also be called by shareholders holding at least 10% of the shares entitled to vote at the meeting for the purpose of voting upon the re-moval of Trustees, in which case shareholders may receive assistance in commu-nicating with other shareholders as if the provisions contained in Section 16(c) of the 1940 Act applied.

INFORMATION REGARDING NOMINEES

 The following information is provided for each Nominee. It includes his or her name, position with the Trust, if so held, tenure in office, trustee posi-tions, principal occupations or employment during the past five years, directorships/trusteeships with other companies which file reports periodi-cally with the SEC, number of trustee positions with the registered investment companies which hold themselves out to investors as related companies for pur-poses of investment and investor services to which Sierra or an affiliated person of Sierra provides investment advisory or administration services (col-lectively, the "Fund Complex"). As of July 1, 1997, no Nominee, Trustee or of-ficer of the Trust beneficially owned any shares of any series of the Trust, since they are offered exclusively to the Separate Account and the Asset Allo-cation Portfolios and no Nominee, Trustee, or officer of the Trust own any Contracts.

                                            ADDRESS AND BUSINESS EXPERIENCE
       NAME, AGE AND POSITION                       DURING THE PAST
           WITH THE FUND               FIVE YEARS (INCLUDING ALL DIRECTORSHIPS)
       ----------------------          ----------------------------------------
 Arthur H. Bernstein, Esq. (72)     11661 San Vicente Blvd. Suite 701
  Chairman of the Board             Los Angeles, CA 90049.
  and Trustee since 1989.           President, Bancorp Capital Group, Inc., 1988
                                    to present; President, Bancorp Venture
                                    Capital, Inc., 1988 to present. Trustee of 4
                                    trusts in the Fund Complex, which includes the
                                    Sierra Trust Funds, The Sierra Variable Trust,
                                    Sierra Prime Income Fund and Sierra Asset
                                    Management Portfolios.
 David E. Anderson (70)             17960 Seabreeze Drive
  Trustee since 1989.               Pacific Palisades, CA 90272.
                                    Retired. Formerly, President and Chief
                                    Executive Officer, GTE California, Inc., 1979
                                    to 1988. Trustee of 4 trusts in the Fund
                                    Complex.
 Edmond R. Davis, Esq. (69)         550 South Hope Street
  Trustee since 1989.               21st Floor
                                    Los Angeles, CA 90071.
                                    Partner, Brobeck, Phleger & Harrison (law
                                    firm) 1987 to present. Trustee of 4 trusts in
                                    the Fund Complex.
 John W. English (64)               50 H New England Ave.
  Trustee since 1994.               PO Box 640
                                    Summit, NJ 07902-0640.
                                    Retired. Formerly, Vice President and Chief
                                    Investment Officer, Ford Foundation, 1981 to
                                    1993. Chairman of the Board and Director, The
                                    China Fund, Inc. (a closed-end mutual fund),
                                    1993 to present; Trustee, Retail Property
                                    Trust (a company providing management services
                                    for shopping centers), 1994 to 1997; Director,
                                    The Northern Trust Company's Benchmark Funds
                                    (open-end mutual funds), 1994 to present.
                                    Trustee of 4 trusts in the Fund Complex.
 +Alfred E. Osborne, Jr. Ph.D. (52) 110 Westwood Plaza, Suite C305
  Trustee since 1996.               Los Angeles, CA 90095-1481.
                                    Professor, The Anderson School and Director,
                                    The Harold Price Center for Entrepreneurial
                                    Studies at University of California at Los
                                    Angeles, 1972 to present; Independent general
                                    partner, Technology Funding Venture Partners
                                    V, 1990 to present. Formerly, Governor,
                                    National Association of Securities Dealers,
                                    Inc., 1994 to 1996; Director, NASD Regulation,
                                    September 1996 to December 1996. Director,
                                    Times Mirror Company, 1980 to present;
                                    Director, United States Filter Corporation,
                                    1991 to present; Director, Nordstrom, Inc.,
                                    1987 to present; Director, Seda Specialty
                                    Packing Corporation, 1993 to 1997; Director,
                                    Greyhound Lines, Inc., 1994 to present.
                                    Trustee of 4 trusts in the Fund Complex.


   NAME, AGE AND POSITION       ADDRESS AND BUSINESS EXPERIENCE DURING THE PAST
        WITH THE FUND               FIVE YEARS (INCLUDING ALL DIRECTORSHIPS)
   ----------------------       -----------------------------------------------
 Wayne L. Attwood, M.D. (68) 2931 S. Howard
  Nominee                    Spokane, WA 99203.
                             Retired. Formerly, Doctor of internal medicine and
                             gastroenterology. Director of [7] funds in the Fund
                             Complex.

 Kristianne Blake (43)       705 W. 7th, Suite D
  Nominee                    Spokane, Washington 99203.
                             President, Kristianne Gates Blake, PS Director of [7]
                             funds in the Fund Complex.

 *Anne V. Farrell (62)       425 Pike Street, Suite 510
  Nominee                    Seattle, WA 98101.
                             President and Chief Executive Officer, The Seattle
                             Foundation. Director, Washington Mutual, Inc.
                             Director of [7] funds in the Fund Complex.

 *Michael K. Murphy (60)     P.O. Box 3366
  Nominee                    Spokane, WA 99220.
                             Chairman and Chief Executive Officer, CPM Development
                             Corporation. Director, Washington Mutual, Inc.
                             Director of [7] funds in the Fund Complex.

 *William G. Papesh (54)     601 W. Main Avenue
  Nominee                    Suite 300
                             Spokane, WA 99201.
                             President and Director, Advisor and Transfer Agent;
                             an executive vice president and Director,
                             Distributor. Director of [7] funds in the Fund
                             Complex.

 Daniel L. Pavelich (53)     Two Prudential Plaza
  Nominee                    180 North Stetson Avenue
                             Suite 4300
                             Chicago, IL 60601.
                             Chairman and Chief Executive Office, BDO Seidman.
                             Director of [7] funds in the Fund Complex.

 Jay Rockey (69)             2121 Fifth Avenue
  Nominee                    Seattle, WA 98121.
                             Chairman and Chief Executive Officer, The Rockey
                             Company Director of [7] funds in the Fund Complex.

 Richard C. Yancey (71)      535 Madison Avenue
  Nominee                    New York, NY 10022.
                             Senior Advisor, Dillon, Read & Co., Inc. Director of
                             [7] funds in the Fund Complex.

+   Dr. Osborne also served as Trustee of the Trust from 1989 to     .
* Denotes an individual who is an "interested person" of the Funds as defined in the 1940 Act.
**  This information has been provided by each Nominee.
*** As of July 1, 1997, the Nominees as a group beneficially owned an aggregate of less than 1% of the shares of each fund of the Trust.

COMPENSATION OF TRUSTEES

 Each Trustee who is not an "interested person" receives an aggregate annual fee (plus reimbursement for reasonable out-of-pocket expenses incurred in con-nection with his or her attendance at Board and committee meetings) from the Funds and all of the funds in the Fund Complex for which he or she serves. The Trust pays each Trustee who is not a director, officer or employee of Washing-ton Mutual, Inc., Sierra Investment Services Corporation, Sierra Investment Advisors Corporation, the sub-advisors to the Trust or First Data Investor Services Group, Inc., or any of their affiliates, $5,000 per annum plus $1,250 per board meeting attended, $1,000 per Audit and/or Nominating Committee meet-ing attended and reimbursement for travel and out-of-pocket expenses. Since December 1996, Mr. Bernstein, the Chairman, has received one and a half times the Trustee's compensation described above. The Chairman of the Audit Commit-tee receives $1,500 per Audit Committee meeting attended. Officers of the Trust receive no direct remuneration in such capacity from the Trust. Officers of the Trust who are employees of Sierra or its affiliates may be considered to have received remuneration indirectly.

 Pursuant to an exemptive order granted by the SEC, the Trust's eligible Trustees may participate in a deferred compensation plan (the "Plan") which may be terminated at any time. Under the Plan, Trustees may elect to defer re-ceipt of all or a portion of their fees which, in accordance with the Plan, are invested in mutual fund shares. Upon termination of the Plan, Trustees that have deferred accounts under the Plan will be paid benefits no later than the time the payments would otherwise have been made without regard to such termination. All benefits provided under these plans are funded and any pay-ments to plan participants are paid solely out of the Trust's assets.

 The aggregate compensation payable by the Trust to each of the Trust's Trust-ees serving during the fiscal year ended December 31, 1996 is set forth in the compensation table below. The aggregate compensation payable to such Trustees during the fiscal year ended December 31, 1996, by the Fund Complex is also set forth in the compensation table below.

COMPENSATION TABLE

                                             PENSION OR
                            AGGREGATE        RETIREMENT            TOTAL COMPENSATION
                          COMPENSATION   BENEFITS ACCRUED AS          FROM THE FUND
                             PAYABLE        PART OF FUND           AND FUND COMPLEX**
   NAME AND POSITION     FROM THE TRUST*      EXPENSES            PAYABLE TO DIRECTORS
   -----------------     --------------- ------------------- -------------------------------
Arthur H. Bernstein,
 Esq.,+,++, Trustee.....     $14,814             $ 0         $53,625 for service on 4 boards
David E. Anderson,
 Trustee................     $14,459               0          50,250 for service on 4 boards
Edmond R. Davis, Esq.,
 Trustee................     $13,959               0          50,250 for service on 4 boards
John W. English,
 Trustee................     $13,959               0          51,250 for service on 4 boards
Alfred E. Osborne, Jr.,
 +++, Trustee...........     $ 6,709               0          28,750 for service on 4 boards
--------------------------------------------------------------------------------------------

  * Includes compensation deferred pursuant to the Plan. The total amount of deferred compensation payable by the Trust to Messrs. Bernstein, Anderson,
    Davis, English and Osborne as of December 31, 1996 were $   , 0, 0, 0, and
    0, respectively, including income earned on such amounts.
 ** The Fund Complex consisted of the Trust, the Sierra Trust Funds ("STF"),
    Sierra Prime Income Fund ("SPIF") and Sierra Asset Management Portfolios ("SAMP") as of December 31, 1996.
  + Includes $1,500 paid to Mr. Anderson for serving as Chairman of the Audit
    Committee held by the Trust.
 ++ Includes $1,500 and $1,125 paid to Mr. Bernstein for Audit Committee meet-
    ings held by STF and SPIF respectively.
+++ Dr. Osborne was appointed a Trustee of the Trust, STF, SPIF and SAMP on
    July 1, 1996

MEETINGS AND COMMITTEES OF THE BOARD OF TRUSTEES

 There were ten meetings of the Board of Trustees held during the fiscal year ended December 31, 1996. In such fiscal year, all Trustees attended at least 75% of the meetings of the Board of Trustees.

 The Board of Trustees has an Audit Committee. The Audit Committee makes rec-ommendations to the full Board of Trustees with respect to the engagement of independent accountants and reviews, with the independent accountants, the re-sults of the audit engagement and matters having a material effect on the Fund's financial operations. The members of the Audit Committee during the fiscal year ended December 31, 1996, were Messrs. Bernstein (Chairman), Ander-son, Davis, English and Osborne, each of whom is not an "interested person" within the meaning of the 1940 Act. The Audit Committee met once during the fiscal year ended December 31, 1996 and all members attended the meeting.

 The Board of Trustees has a Nominating Committee. The Nominating Committee makes recommendations to the full Board of Trustees with respect to candidates for the Board of Trustees. The members of the Nominating Committee during the fiscal year ended December 31, 1996, were Messrs. Cerini (Mr. Cerini resigned as a Trustee of the Trust effective May 29,1997), Anderson, Bernstein, Davis, Osborne and English, each of whom, with the exception of Mr. Cerini, is not an "interested person" within the meaning of the 1940 Act. The Nominating Commit-tee did not meet during the fiscal year ended December 31, 1996 and all mem-bers attended the meeting held on October 27 and 28, 1997.

BOARD APPROVAL OF THE ELECTION OF TRUSTEES

 At a meeting of the Board of Trustees held October 27 and 28, 1997, the Board of Trustees recommended that shareholders vote FOR each of the Nominees for Trustee named herein. In recommending that shareholders elect the Nominees as Trustees of the Trust, the Board considered the Nominees' experience and qual-ifications. In particular, each of the Nominees who has not previously served on the Board of Trustees of the Trust has previous experience serving on the Board of Directors of the various Composite Funds.

SHAREHOLDER APPROVAL OF THE ELECTION OF TRUSTEES

 The Election of the Trustees requires the affirmative vote of a plurality of all votes cast at the Meeting, provided that a majority of the shares entitled to vote are present in person or by proxy at the Meeting. If your shares are represented at the meeting but you give no voting instructions, your shares will be voted FOR all Nominees named herein. If the Nominees are not approved by shareholders of the Trust, the Board of Trustees will consider alternative nominations.

 THE BOARD OF TRUSTEES OF THE TRUST RECOMMENDS THAT THE SHAREHOLDERS OF THE GLOBAL GOVERNMENT FUND VOTE FOR THE ELECTION OF THE NOMINEES AS TRUSTEES OF THE TRUST.

--------------------------------------------------------------------------------

PROPOSAL 2:

APPROVAL OR DISAPPROVAL OF AGREEMENT AND PLAN OF REORGANIZATION

 The shareholders of the Global Government Fund are being asked to approve or disapprove a Merger between the Global Government Fund and the High Quality Bond Fund. The Merger is proposed to take place pursuant to an Agreement and Plan of Reorganization between the Global Gov-ernment Fund and the High Quality Bond Fund, [dated as of November , 1997] (the "Agreement"), the form of which is attached to this Prospectus/Proxy Statement as Appendix A.

 The Agreement provides, among other things, for the transfer of all of the assets of the Global Government Fund to the High Quality Bond Fund in exchange for (i) the assumption by the High Quality Bond Fund of all of the liabilities of the Global Government Fund and (ii) the issuance to the Global Government Fund of the Merger Shares, the number of which will be calculated based upon the value of the net assets of the Global Government Fund acquired by the High Quality Bond Fund and the net asset value per share of the High Quality Bond Fund, all as more fully described below under "Information About the Merger."

 After receipt of the Merger Shares, the Global Government Fund will cause the Merger Shares to be distributed to its shareholders in complete liquidation of the Global Government Fund. Each shareholder of the Global Government Fund will receive a number of full and fractional Merger Shares equal in value at the date of the exchange to the aggregate value of the shareholder's Global Government Fund shares.

 TRUSTEES' RECOMMENDATION. THE TRUSTEES OF THE TRUST HAVE VOTED UNANIMOUSLY TO APPROVE THE PROPOSED MERGER BY AND BETWEEN THE GLOBAL GOVERNMENT FUND AND HIGH QUALITY BOND FUND AND TO RECOMMEND THAT SHAREHOLDERS OF THE GLOBAL GOVERNMENT FUND ALSO APPROVE THE MERGER FOR SUCH FUND.

 REQUIRED SHAREHOLDER VOTE. Approval of the proposed Merger will require the affirmative vote of the lesser of (A) 67% or more of the shares of the Global Government Fund present or represented at the Meeting if the holders of more than 50% of the outstanding shares are present or represented by proxy at the Meeting, or (B) more than 50% of the outstanding shares of the Global Govern-ment Fund.

 A shareholder of the Global Government Fund objecting to the proposed Merger is not entitled under either Massachusetts law or the Trust's Master Trust Agreement (the "Sierra Declaration of Trust") to demand payment for or an appraisal of Global Government Fund shares if the Merger is consummated over his or her objection. Global Government Contractowners may be able to exercise exchange rights under their Contracts to reallocate purchase premiums to Divisions of the Separate Account investing in other series of the Trust.

BACKGROUND AND REASONS FOR THE PROPOSED MERGERS

 The Trustees of the Trust, including the Trustees who are not "interested persons" of the Trust (the "Independent Trustees"), have determined that the Merger would be in the best interests of the Global Government Fund, and that the interests of the Global Government Fund's shareholders would not be di-luted as a result of effecting the Merger. At a meeting held on October 27 and 28, 1997, the Trustees [unanimously] approved the proposed Merger and recom-mended its approval by shareholders. Before reaching its conclusions, the Trust's Board of Trustees conducted an extensive "due diligence" review. Among other things, the Board received reports from counsel and experts hired to evaluate the Merger.

 The principal reasons why the Trustees are recommending the Merger are as follows:

  (i) ECONOMIES OF SCALE AT FUND LEVEL. The Trustees have determined that it is in the best interests of the Global Government Fund's shareholders to com-bine the Global Government Fund with the High Quality Bond Fund in order to increase the asset base over which the Global Government Fund's expenses will be spread. The increased asset base is expected to result in aggregate oper-ating expenses (exclusive of management fees) that would be lower than those that will otherwise be borne by the Global Government Fund.

  (ii) APPROPRIATE INVESTMENT OBJECTIVES, DIVERSIFICATION, ETC. The investment objectives of the High Quality Bond Fund are substantially similar to those of the Global Government Fund, and the Trustees believe that an investment in shares of the High Quality Bond Fund (whose portfolio will have been combined with that of the Global Government Fund) will provide shareholders with an investment opportunity comparable to that currently afforded by the Global Government Fund, with the potential for reduced investment risk because of the opportunities for additional diversification of portfolio investments through increased Fund assets.

INFORMATION ABOUT THE MERGER

 AGREEMENT AND PLAN OF REORGANIZATION. The proposed Agreement and Plan of Re-organization provides that the High Quality Bond Fund will acquire all of the assets of the Global Government Fund in exchange for the assumption by the High Quality Bond Fund of all of the liabilities of the Global Government Fund and for the issuance of the Merger Shares, all as of the Exchange Date (de-fined in the Agreement to be December [31], 1997 or such other date as may be agreed upon by the Funds). The following discussion of the Agreement is quali-fied in its entirety by the full text of the Agreement, the form of which is attached as Appendix A to this Prospectus/Proxy Statement.

 The Global Government Fund will sell all of its assets to the High Quality Bond Fund, and, in exchange, the High Quality Bond Fund will assume all of the liabilities of the Global Government Fund and deliver to the Global Government Fund a number of full and fractional Merger Shares having an aggregate net as-set value equal to the value of the assets of the Global Government Fund, less the value of the liabilities of the Global Government Fund assumed by the High Quality Bond Fund.

 Immediately following the Exchange Date, the Global Government Fund will dis-tribute pro rata to its shareholders of record as of the close of business on the Exchange Date the full and fractional Merger Shares received by the Global Government Fund, with Merger Shares being distributed to holders of shares of the Global Government Fund. As a result of the proposed transaction, each holder of shares of the Global Government Fund will receive a number of Merger Shares equal in aggregate value at the Exchange Date to the value of the shares of the Global Government Fund held by the shareholder. This distribu-tion will be accomplished by the establishment of accounts on the share rec-ords of the High Quality Bond Fund in the names of the Global Government Fund shareholders, each account representing the number of full and fractional Merger Shares due such shareholder. New certificates for Merger Shares will not be issued.

 The consummation of the Merger is subject to the conditions set forth in the Agreement, including the receipt of certain regulatory approvals, and certain of these conditions may be waived. The Agreement may be terminated and the Merger abandoned at any time, before or after approval by the shareholders of the Global Government Fund, prior to the Exchange Date, by mutual consent of the Funds or, if any condition set forth in the Agreement has not been ful-filled and has not been waived by the party entitled to its benefits, by such party.

 All legal and accounting fees and expenses, printing and other fees and ex-penses (other than portfolio transfer taxes (if any), brokerage and other sim-ilar expenses, all of which will be borne by the relevant Fund) incurred in connection with the consummation of the transactions contemplated by the Agreement will be [borne by CRM and/or Washington Mutual] [allocated in accor-dance with the following: First, the costs of the overall restructuring of the Composite/Sierra Mutual Funds referred to in the Overview under "Proposed Transactions," including the costs of the Merger and this Prospectus/Proxy Statement, are being preliminarily allo-cated on a basis approved by the Trustees, including the Independent Trustees, of the Trust as well as by the Trustees of the Composite Funds, including the Trustees who are not "interested persons" thereof, and directors of the Com-posite Funds, including the directors who are not "interested persons" there-of. CRM and/or Sierra will bear any and all expenses preliminarily allocated to any of the series of Composite Funds involved in the overall restructuring and CRM and/or Sierra will also bear any and all expenses allocated to Sierra Funds, including the Global Government Fund and the High Quality Bond Fund to the extent that they would otherwise exceed the respective expense caps (the "Relevant Expense Caps") set forth below. The Sierra Funds, including the Global Government Fund and the High Quality Bond Fund have agreed to pay the expenses preliminarily allocated to them but not, however, in an amount ex-ceeding the Relevant Expense Caps. The Relevant Expense Caps represent a per-centage (approximately 50%) of the projected aggregate savings for sharehold-ers for the first year following the Mergers. The currently estimated expenses to be borne by the Funds and the Relevant Expense Caps are as follows:

                                                           CURRENT
                                                           EXPENSE
  NAME OF FUND                                             ESTIMATE EXPENSE CAP
  ------------                                             -------- -----------
Global Government Fund....................................
High Quality Bond Fund....................................

 Notwithstanding any of the foregoing, expenses will in any event be paid by the party directly incurring such expenses if and to the extent that the pay-ment by any other party of such expenses would result in the disqualification of the first party as a "regulated investment company" within the meaning of
Section 851 of the Internal Revenue Code of 1986, as amended (the "Code").

 DESCRIPTION OF THE MERGER SHARES. Full and fractional Merger Shares will be issued to the Global Government Fund's shareholders in accordance with the procedure under the Agreement as described above. The Merger Shares are shares of the High Quality Bond Fund, which have characteristics similar to shares of the Global Government Fund with respect to sales charges and other fees. The purchase of shares of the High Quality Bond Fund by AGL through the Separate Account involve no sales charge at the time of purchase, and the Global Gov-ernment Fund shareholders receiving Merger Shares in the Merger will not pay a sales charge on such shares.

 DECLARATION OF TRUST. Each of the Merger Shares will be fully paid and nonas-sessable by the High Quality Bond Fund when issued, will be transferable with-out restriction, and will have no preemptive or conversion rights.

 Under Massachusetts law, shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable for the obliga-tions of the trust. However, the Sierra Declaration of Trust disclaims share-holder liability for acts or obligations of the Trust and/or the High Quality Bond Fund and requires that notice of such disclaimer be given in each agree-ment, undertaking, or obligation entered into or executed by the Trust, the High Quality Bond Fund or the Trust's Trustees. The Sierra Declaration of Trust provides for indemnification out of the High Quality Bond Fund property for all loss and expense of any shareholder held personally liable for the ob-ligations of the High Quality Bond Fund. Thus, the risk of a shareholder's in-curring financial loss from shareholder liability is limited to circumstances in which the High Quality Bond Fund would be unable to meet its obligations. The likelihood of such a circumstance is considered remote. The shareholders of the Global Government Fund are currently subject to the same risk of share-holder liability under Massachusetts law and the Sierra Declaration of Trust.

 The Sierra Declaration of Trust provides that Trustees may be removed by two-thirds vote of the Trustees or by vote of shareholders holding at least two-thirds of the outstanding shares of the Trust. In addition, the Sierra Declaration of Trust provides that shareholders holding 10% or more of the outstanding shares of the Trust may call a meeting of shareholders to consider the removal of any Trustee.

  The Sierra Declaration of Trust provides that the liquidation of any fund, including the Global Government Fund, requires the approval not only of a ma-jority of the Trustees, but also of a "majority of the outstanding voting se-curities" of the fund, as defined in the 1940 Act, which means the lesser of
(A) 67% or more of the shares of the fund present at a meeting, if the holders of more than 50% of the outstanding shares of the fund are present or repre-sented by proxy, or (B) more than 50% of the outstanding shares of the fund. The Sierra Declaration of Trust provides that the Trust may be terminated only by both the vote of a majority of the outstanding voting securities of each fund and the vote of a majority of the Trustees.

  The Sierra Declaration of Trust provides that a quorum for a meeting of shareholders is a majority of the shares entitled to vote at the meeting.

 CAPITALIZATION. The following table shows the capitalization of the High Quality Bond Fund and the Global Government Fund as of December 31, 1997 and of the High Quality Bond Fund on a pro forma basis as of that date, giving ef-fect to the proposed acquisition by the High Quality Bond Fund of the assets and liabilities of the Global Government Fund at net asset value:
                               DECEMBER 31, 1996

                                                             HIGH QUALITY BOND
                                                                   FUND:
                         HIGH QUALITY BOND GLOBAL GOVERNMENT     PRO FORMA
                               FUND              FUND            COMBINED
                         ----------------- ----------------- -----------------
Net Assets (000's omit-
 ted)...................      $12,402           $21,910           $34,312
Shares outstanding
 (000's omitted)........        5,099             8,843            14,108
Net asset value per
 share*.................      $  2.43           $  2.48           $  2.43
------------------------------------------------------------------------------

* Although the Net Asset Value per share of the High Quality Bond Fund stated on a pro forma basis subsequent to the Merger is less than the current Net Asset Value per share of the Global Government Fund reflected in the above table, a shareholder's net assets will remain unchanged as a result of the Merger because the amount of shares they hold will change.

 Because the Agreement provides that the High Quality Bond Fund will be the surviving Fund following the reorganization and because the High Quality Bond Fund's investment objective and policies will remain unchanged, the pro forma financial statements reflect the transfer of the assets and liabilities of the Global Government Fund to the High Quality Bond Fund as contemplated by the Agreement.
-------------------------------------------------------------------------------
INFORMATION ABOUT THE ACQUIRED AND ACQUIRING FUNDS

 Other information regarding the Global Government Fund and the High Quality Bond Fund, including information with respect to the investment objectives, policies and restrictions and financial history may be found in the accompany-ing Prospectus, as well as in the Merger SAI, the SAI and the Annual Report and the Semi-Annual Re

port, which are available upon request by calling [1-800-247-6584]. To the ex-tent that any information in respect of the Global Government Fund or the High Quality Bond Fund found in any such document is inconsistent with the informa-tion contained in this Prospectus/Proxy Statement, this Prospectus/ Proxy Statement should be deemed to supersede such other document. Certain recent financial information and cer-tain information and commentary from the Semi-Annual Report relating to the High Quality Bond Fund's recent investment performance is set forth in Appen-dix B to this Prospectus/Proxy Statement.

 Proxy materials, reports, proxy and information statements and other informa-tion filed by the Trust with respect to the Funds can be inspected and copied at the Public Reference Facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be ob-tained from the Public Reference Branch, Office of Consumer Affairs and Infor-mation Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.
-------------------------------------------------------------------------------

VOTING INFORMATION

 RECORD DATE, QUORUM AND METHOD OF TABULATION. Shareholders of record of the Global Government Fund at the close of business on October , 1997 (the "Rec-ord Date") will be entitled to notice of and to vote at the Meeting or any ad-journment thereof. The holders of a majority of the shares of the Global Gov-ernment Fund outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting with respect to that Fund. Shareholders are entitled to one vote for each share held, with fractional shares voting proportionally. Only shareholders of the Global Government Fund will vote on the approval or disapproval of the Merger. Shareholders of all of the funds within the Trust will vote together as a single class on the election of the Trust's Board of Trustees.

 Votes cast by proxy or in person at the Meeting will be counted by persons appointed by the Trust as tellers for the Meeting. The tellers will count the total number of votes cast "for" approval of the proposal for purposes of de-termining whether sufficient affirmative votes have been cast. Shares of the Global Government Fund which are held by the Asset Allocation Portfolios and shares with respect to which AGL has not received instructions from Contractowners are required to be voted for, voted against or withheld from voting on each Proposal in the same proportion as the other outstanding shares of the Global Government Fund are voted.
 SHARES OUTSTANDING AND BENEFICIAL OWNERSHIP. As of the Record Date, as shown on the books of the Trust, there were issued and outstanding shares of benefi-cial interest of the Global Government Fund.
 As of the Record Date, to the best of the knowledge of the Trust, the follow-ing persons owned of record or beneficially 5% or more of the outstanding shares of the indicated classes of the Global Government Fund and the High Quality Bond Fund:

 [insert list of 5% shareholders and pro forma ownership of the 5% sharehold-ers following Merger]

 SOLICITATION OF INSTRUCTIONS. Solicitation of proxies by personal interview, mail, and telephone, may be made by officers and Trustees of the Trust and em-ployees of Sierra and CRM and their affiliates. The costs for solicitation of instructions, like the other costs associated with the overall restructuring of the Composite/Sierra Mutual Funds, will be [borne by CRM and/or Sierra] [only partially borne by the Funds]. See "Information About the Merger."

 REVOCATION OF INSTRUCTIONS. Any shareholder giving instructions has the power to revoke such instructions by mail (addressed to American General Life Insur-ance Company, Attn: Annuity Administration, P.O. Box 1401, Houston, Texas 77251) by executing superseding instructions. All properly executed instruc-tions received in time for the Meeting will be voted as specified in the in-structions.

 SHAREHOLDER PROPOSALS AT FUTURE MEETINGS OF SHAREHOLDERS. The Sierra Declara-tion of Trust does not provide for annual meetings of shareholders and the Trust does not currently intend to hold such a meeting for shareholders in 1997 or 1998. Shareholder proposals for inclusion in a proxy statement for any sub-sequent meeting of the Global Government Fund's shareholders must be received by the Trust a reasonable period of time prior to any such meeting. If the Merger is consummated, the Global Government Fund's existence will terminate in December 1997 or shortly thereafter, after which there would be no meetings of the shareholders of the Global Government Fund.

 ADJOURNMENT. [If sufficient votes in favor of any proposal are not received by the time scheduled for the Meeting, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of prox-ies. Any adjournment will require the affirmative vote of a plurality of the votes cast on the question in person or by proxy at the session of the Meeting to be adjourned. If the Meeting is adjourned only with respect to one proposal, any other proposal may still be acted upon by the shareholders. The persons named as proxies will vote in favor of such adjournment those proxies which they are entitled to vote in favor of the proposal. They will vote against any such adjournment those proxies required to be voted against the proposal. [The Global Government Fund/CRM or its affiliates] will pay the costs of any addi-tional solicitation and of any adjourned session.]

November  , 1997

                                                                     APPENDIX A

                 FORM OF AGREEMENT AND PLAN OF REORGANIZATION

  This Agreement and Plan of Reorganization (the "Agreement") is made as of
October    , 1997 in    ,    , by and between The Sierra Variable Trust, a
Massachusetts business trust (the "Sierra Trust") on behalf of its Short Term Global Government Fund series (the "Acquired Fund"), and the Sierra Trust, on behalf of its Short Term High Quality Bond Fund series (the "Acquiring Fund").

PLAN OF REORGANIZATION

 (a) The Acquired Fund will sell, assign, convey, transfer and deliver to the Acquiring Fund on the Exchange Date (as defined in Section 6) all of its prop-erties and assets. In consideration therefor, the Acquiring Fund shall, on the Exchange Date, assume all of the liabilities of the Acquired Fund existing at the Valuation Time (as defined in Section 3(c)) and deliver to the Acquired Fund (i) a number of full and fractional shares of beneficial interest of the Acquiring Fund (the "Merger Shares") having an aggregate net asset value equal to the value of the assets of the Acquired Fund shares of the Acquired Fund transferred to the Acquiring Fund on such date less the value of the liabili-ties of the Acquired Fund shares of the Acquired Fund assumed by the Acquiring Fund on that date (the "Merger Shares"). It is intended that the reorganiza-tion described in this Agreement shall be a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

 (b) Upon consummation of the transaction described in paragraph (a) of this Agreement, the Acquired Fund shall distribute in complete liquidation to its shareholders of record as of the Exchange Date the Merger Shares of the Ac-quiring Fund, each such shareholder being entitled to receive that proportion of such Merger Shares which the number of shares of beneficial interest of the Acquired Fund held by such shareholder bears to the number of shares of the Acquired Fund outstanding on such date. Certificates representing the Merger Shares will not be issued. All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund.

 (c) As promptly as practicable after the liquidation of the Acquired Fund as aforesaid, the Acquired Fund shall be dissolved pursuant to the provisions of the Declaration of Trust of the Sierra Trust, as amended, and applicable law, and its legal existence terminated. Any reporting responsibility of the Ac-quired Fund is and shall remain the responsibility of the Acquired Fund up to and including the Exchange Date and, if applicable, such later date on which the Acquired Fund is liquidated.

AGREEMENT

 The Acquiring Fund and the Acquired Fund agree as follows:

 1. Representations, Warranties and Agreements of the Acquiring Fund. The Ac-quiring Fund represents and warrants to and agrees with the Acquired Fund that:

  a. The Acquiring Fund is a series of shares of the Sierra Trust, a Massachu-setts business trust duly established and validly existing under the laws of The Commonwealth of Massachusetts, and has power to own all of its properties and assets and to carry out its obligations under this Agreement. The Sierra Trust is qualified as a foreign association in every jurisdiction where re-quired, except to the extent that failure to so qualify would not have a ma-terial adverse effect on the Sierra Trust. Each of the Sierra Trust and the Acquiring Fund has all necessary federal, state and local authorizations to carry on its business as now being conducted and to carry out this Agree-ment.

  b. The Sierra Trust is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company, and such registration has not been revoked or rescinded and is in full force and effect.

  c. Statements of assets and liabilities, statements of operations, state-ments of changes in net assets and schedules of investments (indicating their market values) of the Acquiring Fund as of and for the year ended December 31, 1996 and as of and for the six months ended 6/30/97 have been furnished to the Acquired Fund. Such statements of assets and liabilities and schedules fairly present the financial position of the Acquiring Fund as of their dates and such statements of operations and changes in net assets fairly reflect the results of its operations and changes in net assets for the periods cov-ered thereby in conformity with generally accepted accounting principles.

  d. The current prospectus and statement of additional information of the Si-erra Trust, each dated May 1, 1997 (collectively, the "Sierra Prospectus"), which has previously been furnished to the Acquired Fund, did not as of such date and does not contain as of the date hereof, with respect to the Sierra Trust and the Acquiring Fund, any untrue statements of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

  e. There are no material legal, administrative or other proceedings pending or, to the knowledge of the Sierra Trust or the Acquiring Fund, threatened against the Sierra Trust or the Acquiring Fund, which assert liability on the part of the Sierra Trust or the Acquiring Fund. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely af-fects its business or its ability to consummate the transactions herein con-templated.

  f. The Acquiring Fund has no known liabilities of a material nature, contin-gent or otherwise, other than those shown belonging to it on its statement of assets and liabilities as of June 30, 1997, those incurred in the ordinary course of its business as an investment company since June 30, 1997 and those to be assumed pursuant to this Agreement. Prior to the Exchange Date, the Ac-quiring Fund will endeavor to quantify and to reflect on its balance sheet all of its material known liabilities and will advise the Acquired Fund of all material liabilities, contingent or otherwise, incurred by it subsequent to June 30, 1997, whether or not incurred in the ordinary course of business.

  g. As of the Exchange Date, the Acquiring Fund will have filed all federal and other tax returns and reports which, to the knowledge of the Sierra Trust's officers, are required to be filed by the Acquiring Fund and have paid or will pay all federal and other taxes shown to be due on said returns or on any assessments received by the Acquiring Fund. All tax liabilities of the Acquiring Fund have been adequately provided for on its books, and no tax deficiency or liability of the Acquiring Fund has been asserted, and no ques-tion with respect thereto has been raised or is under audit, by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid.

  h. No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquiring Fund of the transactions contemplated by this Agreement, except such as may be required under the Securities Act of 1933, as amended (the "1933 Act"), the Securities Exchange Act of 1934, as amended (the "1934 Act"), the 1940 Act and state se-curities or blue sky laws (which term as used herein shall include the laws of the District of Columbia and of Puerto Rico).

  i. The registration statement (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") by the Sierra Trust on Form N-14 on behalf of the Acquiring Fund and relating to the Merger Shares issuable hereunder and the proxy statement of the Acquired Fund relating to the meeting of the Acquired Fund shareholders referred to in Section 7(a) herein (together with the documents incorporated therein by reference, the "Acquired Fund Proxy Statement"), on the effective date of the Registration Statement, (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the share-holders meeting referred to in Section 7(a) and on the Exchange Date, the prospectus which is contained in the Registration Statement, as amended or supplemented by any amendments or supplements filed with the Commission by the Sierra Trust, and the Acquired Fund Proxy Statement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not mislead-ing; provided, however, that none of the representations and warranties in this subsection shall apply to statements in or omissions from the Registra-tion Statement or the Acquired Fund Proxy Statement made in reliance upon and in conformity with information furnished in writing by the Acquired Fund to the Acquiring Fund or the Sierra Trust specifically for use in the Registra-tion Statement or the Acquired Fund Proxy Statement.

  j. There are no material contracts outstanding to which the Acquiring Fund is a party, other than as are or will be disclosed in the Sierra Prospectus, the Registration Statement or the Acquired Fund Proxy Statement.

  k. The Acquiring Fund has no shares of beneficial interest issued and out-standing. All of the issued and outstanding shares of beneficial interest of the Acquiring Fund have been offered for sale and sold in conformity with all applicable federal and state securities laws (including any applicable exemp-tions therefrom), or the Acquiring Fund has taken any action necessary to remedy any prior failure to have offered for sale and sold such shares in conformity with such laws.

  l. The Acquiring Fund qualifies and will at all times through the Exchange Date qualify for taxation as a "regulated investment company" under Sections 851 and 852 of the Code.

  m. The issuance of the Merger Shares pursuant to this Agreement will be in compliance with all applicable federal and state securities laws.

  n. The Merger Shares to be issued to the Acquired Fund have been duly autho-rized and, when issued and delivered pursuant to this Agreement, will be le-gally and validly issued and will be fully paid and non-assessable by the Ac-quiring Fund, and no shareholder of the Acquiring Fund will have any preemp-tive right of subscription or purchase in respect thereof.

  o. All issued and outstanding shares of the Acquiring Fund are, and at the Exchange Date all issued and outstanding shares of the Acquiring Fund will be, duly authorized, validly issued, fully paid and non-assessable by the Ac-quiring Fund. The Acquiring Fund does not have outstanding any options, war-rants or other rights to subscribe for or purchase any Acquiring Fund shares, nor is there outstanding any security convertible into any Acquiring Fund shares.

 2. Representations, Warranties and Agreements of the Acquired Fund. The Ac-quired Fund represents and warrants to and agrees with the Acquiring Fund that:

  a. The Acquired Fund is a series of shares of the Sierra Trust, a Massachu-setts business trust duly established and validly existing under the laws of The Commonwealth of Massachusetts, and has power to own all of its properties and assets and to carry out this Agreement. The Sierra Trust is qualified as a foreign association in every jurisdiction where required, except to the ex-tent that failure to so qualify would not have a material adverse effect on the Sierra Trust. Each of the Sierra Trust and the Acquired Fund has all nec-essary federal, state and local authorizations to own all of its properties and assets and to carry on its business as now being conducted and to carry out this Agreement.

  b. The Sierra Trust is registered under the 1940 Act as an open-end manage-ment investment company, and such registration has not been revoked or re-scinded and is in full force and effect.

  c. A statement of assets and liabilities, statement of operations, statement of changes in net assets and a schedule of investments (indicating their mar-ket values) of the Acquired Fund as of and for the year ended June 30, 1997 have been furnished to the Acquiring Fund. Such statement of assets and lia-bilities and schedule fairly present the financial position of the Acquired Fund as of their date, and such statements of operations and changes in net assets fairly reflect the results of its operations and changes in net assets for the period covered thereby, in conformity with generally accepted ac-counting principles.

  d. The Sierra Prospectus, which has been previously furnished to the Acquir-ing Fund, did not contain as of such dates and does not contain, with respect to the Sierra Trust and the Acquired Fund, any untrue statement of a material fact or omit to state a material fact required to be stated therein or neces-sary to make the statements therein not misleading.

  e. There are no material legal, administrative or other proceedings pending or, to the knowledge of the Sierra Trust or the Acquired Fund, threatened against the Sierra Trust or the Acquired Fund, which assert liability on the part of the Sierra Trust or the Acquired Fund. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judg-ment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplat-ed.

  f. There are no material contracts outstanding to which the Acquired Fund is a party, other than as are disclosed in the Sierra Trust's registration statement on Form N-1A or the Sierra Prospectus.

  g. The Acquired Fund has no known liabilities of a material nature, contin-gent or otherwise, other than those shown on the Acquired Fund's statement of assets and liabilities as of June 30, 1997 referred to above and those in-curred in the ordinary course of its business as an investment company since such date. Prior to the Exchange Date, the Acquired Fund will endeavor to quantify and to reflect on its balance sheet all of its material known lia-bilities and will advise the Acquiring Fund of all material liabilities, con-tingent or otherwise, incurred by it subsequent to June 30, 1997, whether or not incurred in the ordinary course of business.

  h. As of the Exchange Date, the Acquired Fund will have filed all federal and other tax returns and reports which, to the knowledge of the Sierra Trust's officers, are required to be filed by the Acquired Fund and has paid or will pay all federal and other taxes shown to be due on said returns or on any assessments received by the Acquired Fund. All tax liabilities of the Acquired Fund have been adequately provided for on its books, and no tax deficiency or liability of the Acquired Fund has been asserted, and no question with respect thereto has been raised or is under audit, by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid.

  i. At the Exchange Date, the Sierra Trust, on behalf of the Acquired Fund, will have full right, power and authority to sell, assign, transfer and de-liver the Investments (as defined below) and any other assets and liabilities of the Acquired Fund to be transferred to the Acquiring Fund pursuant to this Agreement. At the Exchange Date, subject only to the delivery of the Invest-ments and any such other assets and liabilities as contemplated by this Agreement, the Acquiring Fund will acquire the Investments and any such other assets and liabilities subject to no encumbrances, liens or security inter-ests whatsoever and without any restrictions upon the transfer thereof. As used in this Agreement, the term "Investments" shall mean the Acquired Fund's investments shown on the schedule of its investments as of December 31, 1996 referred to in Section 2(c) hereof, as supplemented with such changes in the portfolio as the Acquired Fund shall make, and changes resulting from stock dividends, stock split-ups, mergers and similar corporate actions through the Exchange Date.

  j. No registration under the 1933 Act of any of the Investments would be re-quired if they were, as of the time of such transfer, the subject of a public distribution by either of the Acquiring Fund or the Acquired Fund, except as previously disclosed to the Acquiring Fund by the Acquired Fund.

  k. No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquired Fund of the trans-actions contemplated by this Agreement, except such as may be required under the 1933 Act, 1934 Act, the 1940 Act or state securities or blue sky laws.

  l. The Registration Statement and the Acquired Fund Proxy Statement, on the effective date of the Registration Statement, (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders meeting referred to in Section 7(a) and on the Exchange Date, the Acquired Fund Proxy Statement and the Registration Statement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that none of the repre-sentations and warranties in this subsection shall apply to statements in or omissions from the Registration Statement or the Acquired Fund Proxy State-ment made in reliance upon and in conformity with information furnished in writing by the Acquiring Fund to the Acquired Fund or the Sierra Trust spe-cifically for use in the Registration Statement or the Acquired Fund Proxy Statement.

  m. The Acquired Fund qualifies and will at all times through the Exchange Date qualify for taxation as a "regulated investment company" under Section 851 and 852 of the Code.

  n. At the Exchange Date, the Acquired Fund will have sold such of its as-sets, if any, as are necessary to assure that, after giving effect to the ac-quisition of the assets of the Acquired Fund pursuant to this Agreement, the Acquiring Fund will remain a "diversified company" within the meaning of Section 5(b)(1) of the 1940 Act and in compliance with such other mandatory investment restric-tions as are set forth in the Sierra Prospectus, as amended through the Ex-change Date.

  o. All of the issued and outstanding shares of beneficial interest of the Acquired Fund shall have been offered for sale and sold in conformity with all applicable federal and state securities laws (including any applicable exemptions therefrom), or the Acquired Fund has taken any action necessary to remedy any prior failure to have offered for sale and sold such shares in conformity with such laws.

  p. All issued and outstanding shares of the Acquired Fund are, and at the Exchange Date will be, duly authorized, validly issued, fully paid and non-assessable by the Acquired Fund. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund shares, nor is there outstanding any security convertible into any of the Acquired Fund shares.

 3. Reorganization.

  a. Subject to the requisite approval of the shareholders of the Acquired Fund and to the other terms and conditions contained herein (including the Acquired Fund's obligation to distribute to its shareholders all of its in-vestment company taxable income and net capital gain as described in Section 8(m)), the Acquired Fund agrees to sell, assign, convey, transfer and deliver to the Acquiring Fund, and the Acquiring Fund agrees to acquire from the Ac-quired Fund, on the Exchange Date all of the Investments and all of the cash and other properties and assets of the Acquired Fund, whether accrued or con-tingent (including cash received by the Acquired Fund upon the liquidation by the Acquired Fund of any investments purchased by the Acquired Fund after June 30, 1997 and designated by the Acquiring Fund as being unsuitable for it to acquire), in exchange for that number of shares of beneficial interest of the Acquiring Fund provided for in Section 4 and the assumption by the Ac-quiring Fund of all of the liabilities of the Acquired Fund, whether accrued or contingent, existing at the Valuation Time except for the Acquired Fund's liabilities, if any, arising in connection with this Agreement. Pursuant to this Agreement, the Acquired Fund will, as soon as practicable after the Ex-change Date, distribute all of the Merger Shares received by it to the share-holders of the Acquired Fund in exchange for their shares of the Acquired Fund.

  b. The Acquired Fund will pay or cause to be paid to the Acquiring Fund any interest, cash or such dividends, rights and other payments received by it on or after the Exchange Date with respect to the Investments and other proper-ties and assets of the Acquired Fund, whether accrued or contingent, received by it on or after the Exchange Date. Any such distribution shall be deemed included in the assets transferred to the Acquiring Fund at the Exchange Date and shall not be separately valued unless the securities in respect of which such distribution is made shall have gone "ex" such distribution prior to the Valuation Time, in which case any such distribution which remains unpaid at the Exchange Date shall be included in the determination of the value of the assets of the Acquired Fund acquired by the Acquiring Fund.

  c. The Valuation Time shall be 4:00 p.m. Eastern time on [the Exchange Date] or such earlier or later day as may be mutually agreed upon in writing by the parties hereto (the "Valuation Time").

 4. Exchange Date: Valuation Time. On the Exchange Date, the Acquiring Fund will deliver to the Acquired Fund (i) a number of full and fractional Merger Shares having an aggregate net asset value equal to the value of the assets of the Acquired Fund shares of the Acquired Fund transferred to the Acquiring Fund on such date less the value of the liabilities of the Acquired Fund shares of the Ac-quired Fund assumed by the Acquiring Fund on that date.

  a. The net asset value of the Merger Shares to be delivered to the Acquired Fund, the value of the assets attributable to the shares of the Acquired Fund, and the value of the liabilities attributable to the shares of the Ac-quired Fund to be assumed by the Acquiring Fund, shall in each case be deter-mined as of the Valuation Time.

  b. The net asset value of the Merger Shares shall be computed in the manner set forth in the Sierra Prospectus. The value of the assets and liabilities of the shares of the Acquired Fund shall be determined by the Acquiring Fund, in cooperation with the Acquired Fund, pursuant to procedures which the Ac-quiring Fund would use in determining the fair market value of the Acquiring Fund's assets and liabilities.

  c. No adjustment shall be made in the net asset value of either the Acquired Fund or the Acquiring Fund to take into account differences in realized and unrealized gains and losses.

  d. The Acquiring Fund shall issue the Merger Shares to the Acquired Fund in a certificate registered in the name of the Acquired Fund, representing the Merger Shares. The Acquired Fund shall distribute the Merger Shares to the shareholders of the Acquired Fund by redelivering such certificate to the Ac-quiring Fund's transfer agent, which will as soon as practicable set up open accounts for each Acquired Fund shareholder in accordance with written in-structions furnished by the Acquired Fund. [With respect to any Acquired Fund shareholder holding share certificates as of the Exchange Date, such certifi-cates will from and after the Exchange Date be deemed to be certificates for the Merger Shares issued to each shareholder in respect of the Acquired Fund shares represented by such certificates; certificates representing the Merger Shares will not be issued to Acquired Fund shareholders.]

  e. The Acquiring Fund shall assume all liabilities of the Acquired Fund, whether accrued or contingent, in connection with the acquisition of assets and subsequent dissolution of the Acquired Fund or otherwise, except for the Acquired Fund's liabilities, if any, pursuant to this Agreement.

 5. Expenses, Fees, etc.

  a. The parties hereto understand and agree that the transactions contem-plated by this Agreement are being undertaken contemporaneously with a gen-eral restructuring and consolidation of certain of the registered investment companies advised by Composite Research & Management Co. and Sierra Invest-ment Advisors Corporation and their affiliates; and that in connection there-with the costs of all such transactions are being [borne by Sierra Investment Advisors Corporation] [preliminarily allocated on a basis approved, inter alia, by the Trustees of the Trust. Each of the Acquired Fund and the Acquir-ing Fund agrees to pay the expenses preliminarily allocated to it but not,
 however, in an amount exceeding $    and $   , respectively (the "Relevant
 Expense Cap"). Sierra Investment Advisors Corporation will bear any and all expenses (1) preliminarily allocated to Acquiring Fund and (2) preliminarily allocated to the Acquired Fund, in each case to the extent that they would otherwise exceed the Relevant Expense Cap.] Notwithstanding any of the fore-going, expenses will in any event be paid by the party directly incurring such expenses if and to the extent that the payment by the other party of such expenses would result in the disqualification of such party as a "regu-lated investment company" within the meaning of Section 851 of the Code.

  b. In the event the transactions contemplated by this Agreement are not con-summated by reason of the Acquiring Fund's being either unwilling or unable to go forward other than by reason of the nonfulfillment or failure of any condition to the Acquiring Fund's obligations referred to in Section 7(a) or
 Section 8, the Acquiring Fund shall pay directly all reasonable fees and ex-penses incurred by the Acquired Fund in connection with such transactions, including, without limitation, legal, accounting and filing fees.

  c. In the event the transactions contemplated by this Agreement are not con-summated by reason of the Acquired Fund's being either unwilling or unable to go forward other than by reason of the nonfulfillment or failure of any con-dition to the Acquired Fund's obligations referred to in Section 7(a) or Sec-tion 9, the Acquired Fund shall pay directly all reasonable fees and expenses incurred by the Acquiring Fund in connection with such transactions, includ-ing, without limitation, legal, accounting and filings fees.

  d. In the event the transactions contemplated by this Agreement are not con-summated for any reason other than (i) the Acquiring Fund's or the Acquired Fund's being either unwilling or unable to go forward or (ii) the nonfulfill-ment or failure of any condition to the Acquiring Fund's or the Acquired Fund's obligations referred to in Section 7(a), Section 8 or Section 9 of this Agreement, then each of the Acquiring Fund and the Acquired Fund shall bear all of its own expenses incurred in connection with such transactions.

  e. Notwithstanding any other provisions of this Agreement, if for any reason the transactions contemplated by this Agreement are not consummated, no party shall be liable to the other party for any damages resulting therefrom, in-cluding, without limitation, consequential damages, except as specifically set forth above.

 6. Exchange Date. Delivery of the assets of the Acquired Fund to be trans-ferred, assumption of the liabilities of the Acquired Fund to be assumed, and the delivery of the Merger Shares to be issued shall be made at [place] at [time] as of December [31], 1997, or at such other time and date agreed to by the Acquiring Fund and the Acquired Fund, the date and time upon which such delivery is to take place being referred to herein as the "Exchange Date."

 7. Meetings of Shareholders; Dissolution.

  a. The Sierra Trust, on behalf of the Acquired Fund, agrees to call a meet-ing of the Acquired Fund's shareholders as soon as is practicable after the effective date of the Registration Statement for the purpose of considering the sale of all of its assets to and the assumption of all of its liabilities by the Acquiring Fund as herein provided, adopting this Agreement, and autho-rizing the liquidation and dissolution of the Acquired Fund.

  b. The Acquired Fund agrees that the liquidation and dissolution of the Ac-quired Fund will be effected in the manner provided in the Sierra Trust's Declaration of Trust in accordance with applicable law and that on and after the Exchange Date, the Acquired Fund shall not conduct any business except in connection with its liquidation and dissolution.

  c. The Acquiring Fund has, in consultation with the Acquired Fund and based in part on information furnished by the Acquired Fund, filed the Registration Statement with the Commission. Each of the Acquired Fund and the Acquiring Fund will cooperate with the other, and each will furnish to the other the information relating to itself required by the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder to be set forth in the Reg-istration Statement.

 8. Conditions to the Acquiring Fund's Obligations. The obligations of the Ac-quiring Fund hereunder shall be subject to the following conditions:

  a. That this Agreement shall have been adopted and the transactions contem-plated hereby shall have been approved by the requisite votes of the holders of the outstanding shares of beneficial interest of the Acquired Fund enti-tled to vote.

  b. That the Acquired Fund shall have furnished to the Acquiring Fund a statement of the Acquired Fund's assets and liabilities, with values deter-mined as provided in Section 4 of this Agreement, together with a list of In-vestments with their respective tax costs, all as of the Valuation Time, cer-tified on the Acquired Fund's behalf by the Sierra Trust's President (or any Vice President) and Treasurer (or any Assistant Treasurer), and a certificate of both such officers, dated the Exchange Date, that there has been no mate-rial adverse change in the financial position of the Acquired Fund since June 30, 1997, other than changes in the Investments and other assets and proper-ties since that date or changes in the market value of the Investments and other assets of the Acquired Fund, or changes due to dividends paid or losses from operations.

  c. That the Acquired Fund shall have furnished to the Acquiring Fund a statement, dated the Exchange Date, signed by the Sierra Trust's President (or any Vice President) and Treasurer (or any Assistant Treasurer) certifying that as of the Valuation Time and as of the Exchange Date all representations and warranties of the Acquired Fund made in this Agreement are true and cor-rect in all material respects as if made at and as of such dates and the Ac-quired Fund has complied with all the agreements and satisfied all the condi-tions on its part to be performed or satisfied at or prior to such dates.

  d. [That the Acquired Fund shall have delivered to the Acquiring Fund a let-ter from [Price Waterhouse LLP] dated the Exchange Date stating that such firm has employed certain procedures whereby it has obtained schedules of the tax provisions and qualifying tests for regulated investment companies as prepared for the fiscal year ended June 30, 1997 and the period July 1, 1997 to the Exchange Date (the latter period being based on unaudited data) and that, in the course of such procedures, nothing came to their attention which caused them to believe that the Acquired Fund (i) would not qualify as a reg-ulated investment company for federal, state, or local income tax purposes or
 (ii) would owe any federal, state or local income tax or excise tax, for the tax year ended June 30, 1997, and for the period from July 1, 1997 to the Ex-change Date.] [To be discussed.]

  e. That there shall not be any material litigation pending with respect to the matters contemplated by this Agreement.

  f. That the Acquiring Fund shall have received an opinion of counsel to the Acquired Fund, in form satisfactory to counsel to the Acquiring Fund, and dated the Exchange Date, to the effect that (i) the Sierra Trust is a Massa-chusetts business trust duly formed and is validly existing under the laws of The Commonwealth of Massachusetts and has the power to own all its properties and to carry on its business as presently conducted; (ii) this Agreement has been duly authorized, executed and delivered by the Sierra Trust on behalf of the Acquired Fund and, assuming that the Registration Statement, the Sierra Prospectus and the Acquired Fund Proxy Statement comply with the 1933 Act, the 1934 Act and the 1940 Act and assuming due authorization, execution and delivery of this Agreement by the Sierra Trust on behalf of the Acquiring Fund, is a valid and binding obligation of the Sierra Trust and the Acquired Fund; (iii) the Sierra Trust, on behalf of the Acquired Fund, has power to sell, assign, convey, transfer and deliver the assets contemplated hereby and, upon consummation of the transactions contemplated hereby in accordance with the terms of this Agreement, the Acquired Fund will have duly sold, assigned, conveyed, transferred and delivered such assets to the Acquiring Fund; (iv) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, vio-late the Sierra Trust's Declaration of Trust or By-Laws or any provision of any agreement known to such counsel to which the Sierra Trust or the Acquired Fund is a party or by which it is bound; and (v) no consent, approval, autho-rization or order of any court or governmental authority is required for the consummation by the Sierra Trust on behalf of the Acquired Fund of the trans-actions contemplated hereby, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required under state securities or blue sky laws.

  g. [Reserved]

  h. [Reserved]

  i. That the assets of the Acquired Fund to be acquired by the Acquiring Fund will include no assets which the Acquiring Fund, by reason of charter limita-tions or of investment restrictions disclosed in the Registration Statement in effect on the Exchange Date, may not properly acquire.

  j. That the Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been in-stituted or, to the knowledge of the Sierra Trust or the Acquiring Fund, threatened by the Commission.

  k. That the Sierra Trust shall have received from the Commission, any rele-vant state securities administrator and any relevant state insurance regula-tory authority such order or orders as are reasonably necessary or desirable under the 1933 Act, the 1934 Act, the 1940 Act, and any applicable state se-curities or blue sky laws or state insurance laws in connection with the transactions contemplated hereby, and that all such orders shall be in full force and effect.

  l. That all actions taken by the Sierra Trust on behalf of the Acquired Fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to the Acquiring Fund and its counsel.

  m. That, prior to the Exchange Date, the Acquired Fund shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the shareholders of the Acquired Fund (i) all of the excess of (x) the Acquired Fund's investment income excludable from gross income under Section 103(a) of the Code over (y) the Acquired Fund's deductions disallowed under Sections 265 and 171(a)(2) of the Code,
 (ii) all of the Acquired Fund's investment company taxable income (as defined in Section 852 of the Code) for its taxable years ending on or after December 31, 1996 and on or prior to the Exchange Date (computed in each case without regard to any deduction for dividends paid), and (iii) all of the Acquired Fund's net capital gain realized (after reduction for any capital loss carry-over), in each case for both the taxable year ending on December 31, 1996 and the short taxable period beginning on January 1, 1997 and ending on the Ex-change Date.

  n. That the Acquired Fund shall have furnished to the Acquiring Fund a cer-tificate, signed by the President (or any Vice President) and the Treasurer (or any Assistant Treasurer) of the Sierra Trust, as to the tax cost to the Acquired Fund of the securities delivered to the Acquiring Fund pursuant to this Agreement, together with any such other evidence as to such tax cost as the Acquiring Fund may reasonably request.

  o. That the Acquired Fund's custodian shall have delivered to the Acquiring Fund a certificate identifying all of the assets of the Acquired Fund held or maintained by such custodian as of the Valuation Time.

  p. That the Acquired Fund's transfer agent shall have provided to the Ac-quiring Fund (i) the originals or true copies of all of the records of the Acquired Fund in the possession of such transfer agent as of the Exchange Date, (ii) a certificate setting forth the number of shares of the Acquired Fund outstanding as of the Valuation Time, and (iii) the name and address of each holder of record of any shares and the number of shares held of record by each such shareholder.

  q. That all of the issued and outstanding shares of beneficial interest of the Acquired Fund shall have been offered for sale and sold in conformity with all applicable state securities or blue sky laws (including any applica-ble exemptions therefrom) and, to the extent that any audit of the records of the Acquired Fund or its transfer agent by the Acquiring Fund or its agents shall have revealed otherwise, either (i) the Acquired Fund shall have taken all actions that in the opinion of the Acquiring Fund or its counsel are nec-essary to remedy any prior failure on the part of the Acquired Fund to have offered for sale and sold such shares in conformity with such laws or (ii) the Acquired Fund shall have furnished (or caused to be furnished) surety, or deposited (or caused to be deposited) assets in escrow, for the benefit of the Acquiring Fund in amounts sufficient and upon terms satisfactory, in the opinion of the Acquiring Fund or its counsel, to indemnify the Acquiring Fund against any expense, loss, claim, damage or liability whatsoever that may be asserted or threatened by reason of such failure on the part of the Acquired Fund to have offered and sold such shares in conformity with such laws.

  r. [That the Acquiring Fund shall have received from [Price Waterhouse LLP] a letter addressed to the Acquiring Fund dated as of the Exchange Date satis-factory in form and substance to the Acquiring Fund to the effect that, on the basis of limited procedures agreed upon by the Acquiring Fund and de-scribed in such letter (but not an examination in accordance with generally accepted auditing standards), as of the Valuation Time the value of the as-sets and liabilities of the Acquired Fund to be exchanged for the Merger Shares has been determined in accordance with the provisions of the Sierra Trust's Declaration of Trust, pursuant to the procedures customarily utilized by the Acquiring Fund in valuing its assets and issuing its shares.] [To be discussed.]

 9. Conditions to the Acquired Fund's Obligations. The obligations of the Ac-quired Fund hereunder shall be subject to the following conditions:

  a. That this Agreement shall have been adopted and the transactions contem-plated hereby shall have been approved by the requisite votes of the holders of the outstanding shares of beneficial interest of the Acquired Fund enti-tled to vote.

  b. That the Sierra Trust, on behalf of the Acquiring Fund, shall have exe-cuted and delivered to the Acquired Fund an Assumption of Liabilities dated as of the Exchange Date pursuant to which the Acquiring Fund will assume all of the liabilities of the Acquired Fund existing at the Valuation Time in connection with the transactions contemplated by this Agreement, other than liabilities arising pursuant to this Agreement.

  c. That the Acquiring Fund shall have furnished to the Acquired Fund a statement, dated the Exchange Date, signed by the Sierra Trust's President (or any Vice President) and Treasurer (or any Assistant Treasurer) certifying that as of the Valuation Time and as of the Exchange Date all representations and warranties of the Acquiring Fund made in this Agreement are true and cor-rect in all material respects as if made at and as of such dates, and that the Acquiring Fund has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied at or prior to each of such dates.

  d. That there shall not be any material litigation pending or threatened with respect to the matters contemplated by this Agreement.

  e. That the Acquired Fund shall have received an opinion of counsel to the Acquiring Fund, in form satisfactory to counsel to the Acquired Fund, and dated the Exchange Date, to the effect that (i) the Sierra Trust is a Massa-chusetts business trust duly formed and is validly existing under the laws of The Commonwealth of Massachusetts and has the power to own all its properties and to carry on its business as presently conducted; (ii) the Merger Shares to be delivered to the Acquired Fund as provided for by this Agreement are duly authorized and upon such delivery will be validly issued and will be fully paid and non-assessable by the Sierra Trust and the Acquiring Fund and no shareholder of the Acquiring Fund has any preemptive right to subscription or purchase in respect thereof; (iii) this Agreement has been duly autho-rized, executed and delivered by the Sierra Trust on behalf of the Acquiring Fund and, assuming that the Sierra Prospectus, the Registration Statement and the Acquired Fund Proxy Statement comply with the 1933 Act, the 1934 Act and the 1940 Act and assuming due authorization, execution and delivery of this Agreement by the Sierra Trust on behalf of the Acquired Fund, is a valid and binding obligation of the Sierra Trust and the Acquiring Fund; (iv) the exe-cution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate the Sierra Trust's Decla-ration of Trust or By-Laws, or any provision of any agreement known to such counsel to which the Sierra Trust or the Acquiring Fund is a party or by which it is bound; (v) no consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Si-erra Trust on behalf of the Acquiring Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required under state securities or blue sky laws; and (vi) the Registration Statement has become effective under the 1933 Act, and to best of the knowledge of such counsel, no stop order sus-pending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or con-templated under the 1933 Act.

  f. [Reserved]

  g. That all actions taken by the Sierra Trust on behalf of the Acquiring Fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to the Acquired Fund and its counsel.

  h. That the Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been in-stituted or, to the knowledge of the Sierra Trust or the Acquiring Fund, threatened by the Commission.

  i. That the Sierra Trust shall have received from the Commission, any rele-vant state securities administrator and any relevant state insurance regula-tory authority such order or orders as are reasonably necessary or desirable under the 1933 Act, the 1934 Act, the 1940 Act, and any applicable state se-curities or blue sky laws or state insurance laws in connection with the transactions contemplated hereby, and that all such orders shall be in full force and effect.

10. Indemnification.

  a. The Acquired Fund will indemnify and hold harmless, out of the assets of the Acquired Fund (which shall be deemed to include the assets of the Acquir-ing Fund represented by the Merger Shares following the Exchange Date) but no other assets, the trustees and officers of the

 Sierra Trust (for purposes of this subparagraph, the "Indemnified Parties") against any and all expenses, losses, claims, damages and liabilities at any time imposed upon or reasonably incurred by any one or more of the Indemni-fied Parties in connection with, arising out of, or resulting from any claim, action, suit or proceeding in which any one or more of the Indemnified Par-ties may be involved or with which any one or more of the Indemnified Parties may be threatened by reason of any untrue statement or alleged untrue state-ment of a material fact relating to the Sierra Trust or the Acquired Fund contained in the Registration Statement or the Sierra Prospectus, the Ac-quired Fund Proxy Statement or any amendment or supplement to any of the foregoing, or arising out of or based upon the omission or alleged omission to state in any of the foregoing a material fact relating to the Sierra Trust or the Acquired Fund required to be stated therein or necessary to make the statements relating to the Sierra Trust or the Acquired Fund therein not mis-leading, including, without limitation, any amounts paid by any one or more of the Indemnified Parties in a reasonable compromise or settlement of any such claim, action, suit or proceeding, or threatened claim, action, suit or proceeding made with the consent of the Sierra Trust or the Acquired Fund. The Indemnified Parties will notify the Sierra Trust and the Acquired Fund in writing within ten days after the receipt by any one or more of the Indemni-fied Parties of any notice of legal process or any suit brought against or claim made against such Indemnified Party as to any matters covered by this
 Section 10(a). The Acquired Fund shall be entitled to participate at its own expense in the defense of any claim, action, suit or proceeding covered by this Section 10(a), or, if it so elects, to assume at its expense by counsel satisfactory to the Indemnified Parties the defense of any such claim, ac-tion, suit or proceeding, and if the Acquired Fund elects to assume such de-fense, the Indemnified Parties shall be entitled to participate in the de-fense of any such claim, action, suit or proceeding at their expense. The Ac-quired Fund's obligation under Section 10(a) to indemnify and hold harmless the Indemnified parties shall constitute a guarantee of payment so that the Acquired Fund will pay in the first instance any expenses, losses, claims, damages and liabilities required to be paid by it under this Section 10(a) without the necessity of the Indemnified Parties' first paying the same.

  b. The Acquiring Fund will indemnify and hold harmless, out of the assets of the Acquiring Fund but no other assets, the trustees and officers of the Si-erra Trust (for purposes of this subparagraph, the "Indemnified Parties") against any and all expenses, losses, claims, damages and liabilities at any time imposed upon or reasonably incurred by any one or more of the Indemni-fied Parties in connection with, arising out of, or resulting from any claim, action, suit or proceeding in which any one or more of the Indemnified Par-ties may be involved or with which any one or more of the Indemnified Parties may be threatened by reason of any untrue statement or alleged untrue state-ment of a material fact relating to the Acquiring Fund contained in the Reg-istration Statement, the Sierra Prospectus, the Acquired Fund Proxy Statement or any amendment or supplement to any of the foregoing, or arising out of or based upon, the omission or alleged omission to state in any of the foregoing a material fact relating to the Sierra Trust or the Acquiring Fund required to be stated therein or necessary to make the statements relating to the Si-erra Trust or the Acquiring Fund therein not misleading, including, without limitation, any amounts paid by any one or more of the Indemnified Parties in a reasonable compromise or settlement of any such claim, action, suit or pro-ceeding, or threatened claim, action, suit or proceeding made with the con-sent of the Sierra

 Trust or the Acquiring Fund. The Indemnified Parties will notify the Sierra Trust and the Acquiring Fund in writing within ten days after the receipt by any one or more of the Indemnified parties of any notice of legal process or any suit brought against or claim made against such Indemnified Party as to any matters covered by this Section 10(b). The Acquiring Fund shall be enti-tled to participate at its own expense in the defense of any claim, action, suit or proceeding covered by this Section 10(b), or, if it so elects, to as-sume at its expense by counsel satisfactory to the Indemnified Parties the defense of any such clam, action, suit or proceeding, and, if the Acquiring Fund elects to assume such defense, the Indemnified Parties shall be entitled to participate in the defense of any such claim, action, suit or proceeding at their own expense. The Acquiring Fund's obligation under this Section 10(b) to indemnify and hold harmless the Indemnified Parties shall constitute a guarantee of payment so that the Acquiring Fund will pay in the first in-stance any expenses, losses, claims, damages and liabilities required to be paid by it under this Section 10(b) without the necessity of the Indemnified Parties' first paying the same.

 11. No Broker, etc. Each of the Acquired Fund and the Acquiring Fund repre-sents that there is no person who has dealt with it or the Sierra Trust who by reason of such dealings is entitled to any broker's or finder's or other simi-lar fee or commission arising out of the transactions contemplated by this Agreement.

 12. Termination. The Acquired Fund and the Acquiring Fund may, by mutual con-sent of the trustees of the Sierra Trust on behalf of each Fund, terminate this Agreement, and the Acquired Fund or the Acquiring Fund, after consulta-tion with counsel and by consent of their respective trustees or an officer authorized by such trustees, may waive any condition to their respective obli-gations hereunder. If the transactions contemplated by this Agreement have not
been substantially completed by [     , 1998], this Agreement shall automati-
cally terminate on that date unless a later date is agreed to by the Acquired Fund and the Acquiring Fund.

 13. Rule 145. Pursuant to Rule 145 under the 1933 Act, the Acquiring Fund will, in connection with the issuance of any of any Merger Shares to any per-son who at the time of the transaction contemplated hereby is deemed to be an affiliate of a party to the transaction pursuant to Rule 145(c), cause to be affixed upon the certificates issued to such person (if any) a legend as fol-lows:

  "THESE SHARES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT TO THE SHORT TERM HIGH QUALITY BOND FUND OR ITS PRINCIPAL UNDERWRITER UNLESS (I) A REGIS-TRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (II) IN THE OPINION OF COUNSEL REASONABLY SATISFAC-TORY TO THE FUND SUCH REGISTRATION IS NOT REQUIRED."

and, further, the Acquiring Fund will issue stop transfer instructions to the Acquiring Fund's transfer agent with respect to such shares. The Acquired Fund will provide the Acquiring Fund on the Exchange Date with the name of any Ac-quired Fund shareholder who is to the knowledge of the Acquired Fund an affil-iate of the Acquired Fund on such date.

 14. Covenants, etc. Deemed Material. All covenants, agreements, representa-tions and warranties made under this Agreement and any certificates delivered pursuant to this Agreement shall be deemed to have been material and relied upon by each of the parties, notwithstanding an investigation made by them or on their behalf.

 15. Sole Agreement; Amendments. This Agreement supersedes all previous corre-spondence and oral communications between the parties regarding the subject matter hereof, constitutes the only understanding with respect to such subject matter, may not be changed except by a letter of agreement signed by each party hereto, and shall be construed in accordance with and governed by the laws of The Com-monwealth of Massachusetts.

 16. Declaration of Trust. A copy of the Declaration of Trust of the Sierra Trust is on file with the Secretary of State of The Commonwealth of Massachu-setts, and notice is hereby given that this instrument is executed on behalf of the trustees of the Sierra Trust on behalf of the Acquired Fund and the on behalf Acquiring Fund, as trustees and not individually and that the obliga-tions of this instrument are not binding upon any of the trustees, officers or shareholders of the Sierra Trust individually but are binding only upon the assets and property of the Acquired Fund and the Acquiring Fund.

                                       THE SIERRA VARIABLE TRUST,

                                       on behalf of its Short Term
                                       Global Government Fund series

                                       By:
                                           -----------------------------
                                              Name:
                                              Title:

                                       THE SIERRA VARIABLE TRUST,

                                       on behalf of its Short Term
                                       High Quality Bond Fund series

                                       By:
                                           -----------------------------
                                              Name:
                                              Title:

                                   APPENDIX B

                       SHORT TERM HIGH QUALITY BOND FUND

PERFORMANCE REVIEW:

 From the Fund's inception (January 12, 1994) through June 30, 1997, the Short Term High Quality Bond Fund's average annual total return advanced 3.94%. For the 12-month period ended June 30, 1997, the Fund's total return was 5.89%. The Fund's 30-day SEC yield as of June 30, 1997, was 5.76%. For additional informa-tion, see the accompanying chart.

 WHAT WERE THE MOST SIGNIFICANT FACTORS CONTRIBUTING TO THE FUND'S PERFORMANCE OVER THE SIX-MONTH PERIOD ENDED JUNE 30, 1997?

 The most significant factors contributing to the Fund's performance over the past six months were the generation of income into the Fund and the strong per-formance of the Fund's corporate and mortgage-backed holdings. Over the last six months, interest rates rose slightly, but a rally in the second quarter re-versed what started out to be another lackluster year in bond markets. While volatility continues to be present, our focus on income has enabled the Fund to generate positive total returns over the last six months.

 WHAT MARKET CONDITIONS AFFECTED THE FUND'S PERFORMANCE DURING THE PERIOD, AND WHAT INVESTMENT TECHNIQUES WERE USED TO ADDRESS THOSE CONDITIONS?

 Over the last six months, the U.S. bond market has continued to exhibit vola-tility, albeit within a fairly tight trading range. On December 31, 1996, the yield on the 30-year Treasury Bond was 6.64%; the six-month period ended with a 6.78% yield. The 14 basis point increase in rates masked the positive returns experienced in the quarter, as well as the confidence created by a strong June. Conflicting economic statistics made it tough to determine the magnitude of the economy's growth and structure duration appropriately. As such, we held the Fund's duration within a fairly tight range--reflecting uncertainty regarding the direction of interest rates.

 Despite the fluctuation of interest rates over the last 12 months, the Fund has benefited from sizable positions in high-income producing corporate bonds, asset-backed securities and mortgages. Yield advantages have helped to provide positive returns in all of these categories.

[LINE GRAPH APPEARS HERE]


Growth of a $10,000 investment

Inception* 1/12/94        10,000    10,000
                          10,000    10,000
                           9,960     9,898
Mar                        9,920     9,785
                           9,880     9,726
                           9,880     9,743
Jun                        9,880     9,770
                           9,961     9,898
                          10,001     9,942
Sep                        9,953     9,887
                           9,994     9,899
                           9,994     9,843
                  12/94    9,838     9,864
                           9,838    10,027
                           9,921    10,227
Mar                        9,999    10,291
                          10,081    10,412
                          10,288    10,680
Jun                       10,329    10,750
                          10,329    10,778
                          10,413    10,871
Sep                       10,455    10,942
                          10,583    11,049
                          10,668    11,182
                  12/95   10,753    11,288
                          10,839    11,405
                          10,753    11,323
Mar                       10,710    11,279
                          10,710    11,269
                          10,710    11,278
Jun                       10,797    11,384
                          10,841    11,427
                          10,886    11,450
Sep                       10,975    11,596
                          11,065    11,775
                          11,156    11,905
                  12/96   11,156    11,863
                          11,201    11,924
                          11,247    11,955
Mar                       11,247    11,901
                          11,293    12,025
                          11,386    12,121
                  06/97   11,433    12,227

 The above line graph does not reflect administrative fees or other expenses charged by American General Life Insurance Company Separate Account D through which shares of the Fund are purchased.

 *Index total returns were calculated from 1/31/94 to 6/30/97. The Lehman Brothers Mutual Fund Short (1-5) Investment Grade Debt Index includes all in-vestment-grade corporate debt securities with maturities of one to five years, assumes reinvestment of all dividends/distributions, and does not reflect any asset-based charges for investment management or other expenses. Past invest-ment performance does not guarantee future performance. The returns for the Fund assume reinvestment of all dividends/distributions by the shareholder.

 During the period noted, the Advisor (Sierra Investment Advisors Corporation) and Administrator (Sierra Fund Administration Corporation) waived a portion of their management fees, and credits were allowed by the Custodian. In the ab-sence of the waivers or Custodian credits, yield and total return would have been lower.

 AVERAGE ANNUAL TOTAL RETURNS AS OF 6/30/97  6 MONTH 1 YEAR  SINCE INCEPTION
-------------------------------------------- ------- ------ ------------------
                                                            (JANUARY 12, 1994)
Fund........................................  2.49%  5.89%        3.94%
Lehman Brothers Mutual Fund Short (1-5)
 Investment Grade Debt Index*...............  3.07%  7.41%        6.06%

                       SHORT TERM HIGH QUALITY BOND FUND

 WERE THERE ANY SHIFTS IN THE FUND'S PORTFOLIO HOLDINGS/SECTORS THAT HAD A SIG-NIFICANT IMPACT ON FUND PERFORMANCE?

 There were no major shifts in portfolio holdings that significantly impacted performance. However, we should note the performance of various sectors. Corporates, mortgages, and asset-backed securities were important components of the Fund's portfolio construction. Over the past 12 months, these sectors per-formed very well relative to Treasuries. The best performing sector was mort-gages, largely due to strong price performance and high yields. The Fund's holdings in this sector increased in both value and overall portfolio weight-ing.

  WHAT IS OUR INTERMEDIATE- AND LONG-TERM OUTLOOK FOR THE FUND?

 Given the current economic outlook, we expect strength in the bond market to continue. Should growth be stronger than expected, we will most likely see a resurgence of inflation concerns. With this uncertainty over the intermediate term, the Fund's duration should remain at slightly below two years.

 Looking forward, we expect continued growth in the economy but have concerns regarding how long this expansion can last, especially with little or no infla-tion. Potential credit excesses, profit disappointments, and the unpredictabil-ity of foreign capital flows may all have a negative impact on the bond market. However, over the long run, we continue to believe that fixed-income investors will be rewarded in terms of both income and total returns.

                           [PIE CHART APPEARS HERE]

                          BROAD SECTOR DIVERSIFICATION

BBB...................................................................... 23.06%
AAA...................................................................... 67.04%
A........................................................................  9.90%

 Allocation percentages are based on total investment value of the portfolio as of 6/30/97.

             FOR A FUND SHARE OUTSTANDING THROUGHOUT EACH PERIOD.

                             SIX MONTHS        YEAR         YEAR        PERIOD
                                ENDED         ENDED        ENDED         ENDED
                              06/30/97       12/31/96     12/31/95     12/31/94*
                             -----------     --------     --------     ---------
                             (UNAUDITED)
Net asset value, beginning
 of period.................    $  2.43       $  2.49      $  2.39       $  2.50
                               -------       -------      -------       -------
Income From Investment
 Operations:
Net Investment Income......       0.07          0.15         0.12          0.08
Net realized and unrealized
 gain (loss) on
 investments...............      (0.01)        (0.06)        0.10         (0.12)
                               -------       -------      -------       -------
Total from investment
 operations................       0.06          0.09         0.22         (0.04)
Less Distributions:
Dividends from net
 investment income.........      (0.07)        (0.15)       (0.12)        (0.07)
                               -------       -------      -------       -------
Total distributions........      (0.07)        (0.15)       (0.12)        (0.07)
                               -------       -------      -------       -------
Net asset value, end of
 period....................    $  2.42       $  2.43      $  2.49       $  2.39
                               =======       =======      =======       =======
Total Return...............       2.49%         3.74%        9.30%        (1.62)%
                               =======       =======      =======       =======
Ratios to Average Net
 Assets/Supplemental Data:
Net assets, end of period
 (in 000's)................    $12,190       $12,402      $12,365       $15,547
Ratio of operating expenses
 to average net assets.....       1.00%**       0.98%        0.85%         0.77%**
Ratio of net investment
 income to average net
 assets....................       6.08%**       6.08%        6.14%         5.63%**
Portfolio turnover rate....         16%          125%         188%           80%
Ratio of operating expenses
 to average net assets
 without credits allowed by
 the custodian.............       1.00%**(a)    0.98%(a)     0.87%(a)       N/A
Ratio of operating expenses
 to average net assets
 without fee waivers and/or
 credits allowed by the
 custodian.................       1.10%**(a)    1.06%(a)     1.01%(a)      1.10%**
Net investment income per
 share without fee waivers
 and/or credits allowed by
 the custodian.............    $  0.07(a)    $  0.15(a)   $  0.11(a)    $  0.07

--------
*   The Fund commenced operations on January 12, 1994.
**  Annualized
+ Total return represents aggregate total return for the periods indicated. The total return would have been lower if certain fees had not been waived by the investment advisor and administrator or without credits allowed by the custodian.
(a) The ratio and per share number include custodian fees without credits al-lowed by the custodian as required by amended disclosure requirements ef-fective September 1, 1995.

                           THE SIERRA VARIABLE TRUST

                                   FORM N-14
                                    PART B


                      STATEMENT OF ADDITIONAL INFORMATION
                               November __, 1997

     This Statement of Additional Information (the "SAI") relates to the proposed merger (the "Merger") of the Short Term Global Government Fund (the "Acquired Fund"), a series of The Sierra Variable Trust, a Massachusetts business trust (the "Trust"), into the Short Term High Quality Bond Fund (the "Acquiring Fund"), a series of the Trust.

     This SAI contains information which may be of interest to shareholders but which is not included in the Prospectus/Proxy Statement dated November __, 1997 (the "Prospectus/Proxy Statement") of the Trust which relates to the Merger. As described in the Prospectus/Proxy Statement, the Merger would involve the transfer of all the assets of the Acquired Fund in exchange for shares of the Acquiring Fund and the assumption of all the liabilities of the Acquired Fund. The Acquired Fund would distribute the Acquiring Fund shares it receives to its shareholders in complete liquidation of the Acquired Fund.

     This SAI is not a prospectus and should be read in conjunction with the Prospectus/Proxy Statement. The Prospectus/Proxy Statement has been filed with the Securities and Exchange Commission and is available upon request and without charge by writing to the American General Life Insurance Company, Attn: Annuity Administration, P.O. Box 1401, Houston, Texas 77251-1401, or by calling 1-800-247-6584.

                               Table of Contents


Item                                                                        Page
------                                                                      ----
I.   Additional Information about Acquiring and Acquired Funds............

II.  Financial Statements.................................................


I.   Additional Information about Acquiring and Acquired Funds.

     This SAI is accompanied by the current Statement of Additional Information of the Trust, dated May 1, 1997, which provides further information relating to the Acquired and Acquiring Funds, including information in respect of their investment objectives, policies and financial history.

     The following documents, which have previously been filed with the Securities and Exchange Commission, have been incorporated by reference into Part A of this Registration Statement:

(1) Prospectus of the Trust relating to the Acquired and Acquiring Funds dated May 1, 1997 (filed on April 30, 1997 as part of Post-Effective Amendment No. 9 to the Trust's Registration Statement in Form N-1A) (Registration Nos. 033-57732 and 811-07462)

(2) Supplement dated September 1, 1997 to the Prospectus of the Trust dated May 1, 1997 (Filed on September 15, 1997 pursuant to Rule 497 under the Securities Act of 1933) (Registration Nos. 033-57732 and 811-07462)

(3) Statement of Additional Information of the Trust dated May 1, 1997 (filed on April 30, 1997 as part of Post-Effective Amendment No. 9 to the Trust's Registration Statement in Form N-1A) (Registration Nos. 033-57732 and 811-07462)

(4)  Annual Report of the Trust dated December 31, 1996 (filed on February 28,
     1997) (Registration Nos. 033-57732 and 811-07462)

(5)  Semiannual Report of the Trust dated June 30, 1997 (filed on September 5,
     1997) (Registration Nos. 033-57732 and 811-07462)

II.  Financial Statements.

     This SAI is accompanied by the Annual Report of the Trust for the year ended December 31, 1996, and the Semiannual Report of the Trust for the six months ended June 30, 1997, each of which contains historical financial information regarding the Acquired and Acquiring Funds. Such reports have been filed with the Securities and Exchange Commission, and the information therein relating to the Acquired and Acquiring Funds is incorporated herein by reference.

     Pro forma financial statements for the Acquiring Fund are provided on the following pages.

THE SIERRA VARIABLE TRUST
-------------------------
Short Term High Quality Bond Fund
Short Term Global Government Fund
Combined Portfolio of Investments
December 31, 1996 (Unaudited)

                  PRINCIPAL
                   AMOUNT                                                                                 VALUE
--------------------------------------------------------------------------------------------------------------------------------
        Short Term   Short Term                         SECURITY                          Short Term   Short Term
       High Quality    Global                         DESCRIPTIONS                        High Quality   Global
           Bond      Government                                                              Bond      Government
           Fund         Fund       Combined                                                  Fund         Fund       Combined
--------------------------------------------------------------------------------------------------------------------------------
FOREIGN BONDS AND NOTES - 45.7% #
       German Deutsche Mark Bonds - 8.5%
                                                Federal Republic of Germany:
   DEM            0    1,500,000    1,500,000      6.625% due 01/20/1998                           $0   $1,008,480   $1,008,480
                  0    1,800,000    1,800,000      6.000% due 02/20/1998 **                         0    1,204,796    1,204,796
                  0      925,000      925,000      5.250% due 10/20/1998                            0      619,913      619,913
                                                                                          --------------------------------------
                                                Total German Deutsche Mark Bonds                    0    2,833,189    2,833,189
                                                                                          --------------------------------------
       Italian Lira Bonds - 7.6%
                                                Italian Treasury Bonds:
   ITL            0  1,560,000,000 1,560,000,000    8.500% due 08/01/1997                            0    1,033,281    1,033,281
                  0 2,220,000,000  2,220,000,000    8.500% due 01/01/1999                            0    1,524,293    1,524,293
                                                                                          --------------------------------------
                                                Total Italian Lira Bonds                            0    2,557,574    2,557,574
                                                                                          --------------------------------------
       New Zealand Dollar Bond - 6.7%
                                                Government of New Zealand:
   NZD            0    2,500,000    2,500,000      8.700% due 02/10/1997 ++                         0    1,752,304    1,752,304
            725,000            0      725,000      8.138% due 04/09/1997 ++                   502,079            0      502,079
                                                                                          --------------------------------------
                                                                                              502,079    1,752,304    2,254,383
                                                                                          --------------------------------------
       Danish Kroner Bond - 5.5%
   DKK            0   10,000,000   10,000,000   Kingdom of Denmark,
                                                   9.000% due 11/15/1998 **                         0    1,845,945    1,845,945
                                                                                          --------------------------------------
       Canadian Dollar Bonds - 4.0%
                                                Government of Canada:
   CAD            0      900,000      900,000      6.500% due 09/01/1998 **                         0      682,056      682,056
                  0      860,000      860,000      6.500% due 08/01/1999 **                         0      656,327      656,327
                                                                                          --------------------------------------
                                                Total Canadian Dollar Bonds                         0    1,338,383    1,338,383
                                                                                          --------------------------------------
       Great Britain Pound Sterling Note - 3.4%
   GBP            0      640,000      640,000   United Kingdom Treasury Note,
                                                   8.000% due 12/07/2000                            0    1,126,139    1,126,139
                                                                                          --------------------------------------
       Spanish Peseta Bonds - 3.0%
                                                Government of Spain:
   ESP            0   85,000,000   85,000,000      11.450% due 08/30/1998                           0      707,106      707,106
                  0   35,000,000   35,000,000      10.250% due 11/30/1998                           0      291,107      291,107
                                                                                          --------------------------------------
                                                Total Spanish Peseta Bonds                          0      998,213      998,213
                                                                                          --------------------------------------
       Australian Dollar Bond and Note - 2.6%
   AUD            0      595,000      595,000   Commonwealth of Australia,
                                                   7.000% due 08/15/1998                            0      478,138      478,138
                  0      500,000      500,000   New South Wales Treasury Note,
                                                   7.500% due 02/01/1998                            0      402,443      402,443
                                                                                          --------------------------------------
                                                Total Australian Dollar Bond and Note               0      880,581      880,581
                                                                                          --------------------------------------
       Netherlands Guilder Bonds - 2.6%
                                                Government of Netherlands,
   NLG            0      910,000      910,000      6.250% due 07/15/1998                          0      548,865      548,865
                  0      500,000      500,000      7.500% due 06/15/1999                          0      314,598      314,598
                                                                                        --------------------------------------
                                                Total Netherlands Guilder Bonds                   0      863,463      863,463
                                                                                        --------------------------------------
       Swedish Krona Bond - 1.8%
   SEK            0    3,700,000    3,700,000   Kingdom of Sweden,
                                                   11.000% due 01/21/1999 **                      0      610,419      610,419
                                                                                        --------------------------------------

                                                ------------------------------------------------------------------------------
                                                Total Foreign Bonds and Notes               502,079   14,806,210   15,308,289
                                                ------------------------------------------------------------------------------

THE SIERRA VARIABLE TRUST
-------------------------
Short Term High Quality Bond Fund
Short Term Global Government Fund
Combined Portfolio of Investments (Continued)
December 31, 1996 (Unaudited)

                      PRINCIPAL
                        AMOUNT                                                                              VALUE
----------------------------------------------------------------------------------------------------------------------------------
        Short Term   Short Term                         SECURITY                            Short Term   Short Term
       High Quality    Global                         DESCRIPTIONS                          High Quality   Global
           Bond      Government                                                                Bond      Government
           Fund         Fund       Combined                                                    Fund         Fund       Combined
----------------------------------------------------------------------------------------------------------------------------------
U.S. GOVERNMENT AGENCY MORTGAGE-BACKED SECURITIES - 14.5%
       Government National Mortgage Association (GNMA) - 9.8%
  $          92,309            0       92,309   #121425, Seasoned,
                                                   11.000% due 04/15/2015                      $104,625           $0     $104,625
            126,245            0      126,245   #140834, Seasoned,
                                                   11.000% due 12/15/2015                       143,088            0      143,088
             56,076            0       56,076   #144538, Seasoned,
                                                   11.000% due 12/15/2015                        63,557            0       63,557
            132,108            0      132,108   #151670, Seasoned,
                                                   11.000% due 12/15/2015                       149,490            0      149,490
                  0      337,071      337,071   #213862, Seasoned,
                                                   10.000% due 09/15/2018                             0      371,091      371,091
                  0      193,942      193,942   #225305, Seasoned,
                                                   10.000% due 02/15/2018                             0      213,608      213,608
                  0       41,462       41,462   #234561, Seasoned,
                                                   10.000% due 12/15/2017                             0       45,666       45,666
             63,542            0       63,542   #254937, Seasoned,
                                                   10.000% due 06/15/2019                        69,955            0       69,955
            105,426            0      105,426   #257814, Seasoned,
                                                   10.000% due 09/15/2018                       116,066            0      116,066
                  0      296,846      296,846   #264735, Seasoned,
                                                   10.000% due 02/15/2019                             0      327,086      327,086
                  0      191,834      191,834   #289333, Seasoned,
                                                   10.000% due 05/15/2020                             0      211,018      211,018
                  0      462,227      462,227   #291116, Seasoned,
                                                   10.000% due 06/15/2020                             0      508,667      508,667
             91,755            0       91,755   #293511, Seasoned,
                                                   10.000% due 07/15/2020                       101,016            0      101,016
            263,339            0      263,339   #780081, Seasoned,
                                                   10.000% due 02/15/2025**                     290,042            0      290,042
             69,490            0       69,490   #780121, Seasoned,
                                                   10.000% due 04/15/2025                        76,439            0       76,439
             65,545            0       65,545   #780141, Seasoned,
                                                   10.000% due 12/15/2020                        72,131            0       72,131
            399,245            0      399,245   #780317, Seasoned,
                                                   9.000% due 12/15/2020                        425,815            0      425,815
                                                                                            --------------------------------------
                                                Total GNMAs                                   1,612,224    1,677,136    3,289,360
                                                                                            --------------------------------------

       Adjustable Rate Mortgage-Backed Securities (ARM) - 2.4%
            159,423            0      159,423   Federal Home Loan Mortgage Corporation (FHLMC),
                                                    #845988,
                                                    7.792% due 11/01/2021+                      166,398            0      166,398
                                                Federal National Mortgage Association (FNMA):
            240,024            0      240,024      #82247,
                                                   6.125% due 04/01/2019+                       238,899            0      238,899
             71,867            0       71,867      #124571,
                                                   7.837% due 11/01/2022+                        74,012            0       74,012
             85,843            0       85,843      #152205,
                                                   7.366% due 01/01/2019+                        88,472            0       88,472
            250,000            0      250,000      #313257,
                                                    6.132% due 11/01/2035                       248,828            0      248,828
                                                                                              ------------------------------------
                                                Total ARMs                                      816,609            0      816,609
                                                                                              ------------------------------------

       Federal Home Loan Mortgage Corporation (FHLMC) - 1.5%
                  0      181,948      181,948   #1223,
                                                   7.250% due 07/15/2020                              0      183,369      183,369
            332,772            0      332,772   #G50135, 5 Year Balloon, GOLD,
                                                   5.500% due 03/01/1999                        324,140            0      324,140
                                                                                              ------------------------------------
                                                                                                324,140      183,369      507,509
                                                                                              ------------------------------------

       Federal National Mortgage Association (FNMA) - 0.8%
                  0      276,579      276,579   #141461,
                                                   7.781% due 11/01/2021 +                            0      288,508      288,508
                                                                                              ------------------------------------
                                                ----------------------------------------------------------------------------------
                                                Total U.S. Government Agency
                                                   Mortgage-Backed Securities                  2,752,973    2,149,013    4,901,986
                                                -----------------------------------------------------------------------------------

THE SIERRA VARIABLE TRUST
-------------------------
Short Term High Quality Bond Fund
Short Term Global Government Fund
Combined Portfolio of Investments (Continued)
December 31, 1996 (Unaudited)

                  PRINCIPAL
                   AMOUNT                                                                                      VALUE
------------------------------------------------------------------------------------------------------------------------------------
        Short Term   Short Term                         SECURITY                               Short Term   Short Term
       High Quality    Global                         DESCRIPTIONS                             High Quality   Global
           Bond      Government                                                                   Bond      Government
           Fund         Fund       Combined                                                       Fund         Fund       Combined
------------------------------------------------------------------------------------------------------------------------------------
U.S. TREASURY NOTES - 11.3%
  $               0      500,000      500,000   5.125% due 03/31/1998                                   $0     $496,655     $496,655
                  0    2,325,000    2,325,000   6.375% due 01/15/1999 **                                 0    2,346,888    2,346,888
            300,000            0      300,000   5.625% due 11/30/2000                              294,561            0      294,561
            600,000            0      600,000   6.500% due 08/31/2001                              606,564            0      606,564
                                                                                                 -----------------------------------
                                                ------------------------------------------------------------------------------------
                                                Total U.S. Treasury Notes                          901,125    2,843,543    3,744,668
                                                ------------------------------------------------------------------------------------
CORPORATE NOTES - 10.1%
            100,000            0      100,000   Colonial Realty, Sr. Note,
                                                   7.500% due 07/15/2001                           101,500            0      101,500
            100,000            0      100,000   ERP Operating LP,
                                                   8.500% due 05/15/1999+++                        103,559            0      103,559
                                                General Motors Acceptance Corporation:
            300,000            0      300,000      Deb.,
                                                   8.625% due 06/15/1999 **                        315,189            0      315,189
            200,000            0      200,000      MTN,
                                                   7.850% due 11/17/1997 **                        203,410            0      203,410
            200,000            0      200,000   Lockheed Martin Corporation,
                                                   6.850% due 05/15/2001                           202,000            0      202,000
                                                Lyondell Petrochemical Company:
            100,000            0      100,000      9.125% due 03/15/2002                           108,779            0      108,779
            150,000            0      150,000      9.750% due 09/04/2003 +++                       170,952            0      170,952
            250,000            0      250,000   Oasis Residential Inc.,
                                                   6.750% due 11/15/2001                           247,500            0      247,500
            250,000            0      250,000   Southern National Corporation, Sub. Note,
                                                   7.050% due 05/23/2003                           252,265            0      252,265
            300,000      300,000      600,000   Sun Communities Inc., Sr. Note,
                                                   7.625% due 05/01/2003                           306,033      306,033      612,066
            100,000            0      100,000   Susa Partnership LP,
                                                   7.125% due 11/01/2003                            99,750            0       99,750
                                                Taubman Realty Corporation:
            100,000            0      100,000      8.000% due 06/15/1999                           102,156            0      102,156
            100,000            0      100,000      MTN,
                                                   7.500% due 06/15/2002                           100,785            0      100,785
                                                The Money Store, Inc.:
            280,000            0      280,000      9.160% due 09/09/1997+++                        284,942            0      284,942
            300,000            0      300,000      7.630% due 04/15/1998+++                        303,198            0      303,198
                                                Time Warner Inc.:
            100,000            0      100,000      7.450% due 02/01/1998                           101,101            0      101,101
             50,000            0       50,000      7.950% due 02/01/2000                            51,634            0       51,634
                                                                                               -------------------------------------
                                                ------------------------------------------------------------------------------------
                                                Total Corporate Notes                            3,054,753      306,033    3,360,786
                                                ------------------------------------------------------------------------------------
ASSET-BACKED SECURITIES - 9.0%
            132,625            0      132,625   Advanta Mortgage Loan Trust, 1996-2-A1,
                                                  6.740% due 11/25/2009                            133,155            0      133,155
            100,000            0      100,000   Conti-Mortgage Home Equity Loan Trust, 1996-3-A2,
                                                  6.950% due 07/15/2011                            100,843            0      100,843
            250,000            0      250,000   Green Tree Financial Corporation, 1995-1-B2,
                                                  9.200% due 06/15/2025                            266,405            0      266,405
            165,000            0      165,000   Green Tree Home Improvement, 1995-D-B2,
                                                  7.450% due 09/15/2025                            164,980            0      164,980
             96,475            0       96,475   Green Tree NIM, 1994-B, Class A,
                                                  7.850% due 07/15/2004                             97,560            0       97,560
            102,415            0      102,415   Green Tree Recreational, Equipment & Consumer,
                                                  1996-A, Class A1,
                                                  5.550% due 02/15/2018                            100,956            0      100,956
             94,402            0       94,402   Green Tree Security Mortgage Trust, 1994-A,
                                                   6.900% due 02/15/2004                            94,063            0       94,063
            100,000            0      100,000   H & T Master Trust,
                                                   8.430% due 08/15/2002+++                         98,900            0       98,900
             10,000            0       10,000   Household Affinity Credit Card, 1993,
                                                   4.950% due 03/15/1999                             9,997            0        9,997

THE SIERRA VARIABLE TRUST
-------------------------
Short Term High Quality Bond Fund
Short Term Global Government Fund
Combined Portfolio of Investments (Continued)
December 31, 1996 (Unaudited)

                      PRINCIPAL
                        AMOUNT                                                                                   VALUE
------------------------------------------------------------------------------------------------------------------------------------
        Short Term   Short Term                         SECURITY                                 Short Term   Short Term
       High Quality    Global                         DESCRIPTIONS                               High Quality   Global
           Bond      Government                                                                     Bond      Government
           Fund         Fund       Combined                                                         Fund         Fund      Combined
------------------------------------------------------------------------------------------------------------------------------------
ASSET BACKED SECURITIES - (Continued)
                                              Merrill Lynch Mortgage Investors, Inc.:
  $        57,243            0       57,243      1991-B-A,
                                                 9.200% due 04/15/2011                             $58,227           $0      $58,227
           78,442            0       78,442      1991-I-A,
                                                 7.650% due 01/15/2012                              79,447            0       79,447
          239,365            0      239,365      1992-B-A4,
                                                 7.850% due 04/15/2012                             242,579            0      242,579
          362,875            0      362,875   Mid-State Trust, Series 4, Class A,
                                                 8.330% due 04/01/2030                             384,350            0      384,350
          141,378            0      141,378   Sec Pac Manufacturing Housing, 95-1, Class A1,
                                                 6.500% due 04/10/2020                             141,894            0      141,894
           10,000            0       10,000   Standard Credit Card Trust, 94-1A,
                                                 4.650% due 03/07/1999                               9,991            0        9,991
                                              The Money Store, Inc.:
          200,000            0      200,000     1996-A-A2,
                                                 6.330% due 06/15/2008                             200,287            0      200,287
          185,142            0      185,142     1996-B-A1,
                                                 6.720% due 02/15/2010                             186,058            0      186,058
          400,000            0      400,000   UCFC Home Equity Loan Trust, 1995-B1,
                                                 6.600% due 07/10/2009  **                         401,668            0      401,668
          250,000            0      250,000   World Omni Automobile Lease Securitization, 1996-B,
                                                 6.850% due 11/15/2002+++                          250,703            0      250,703
                                                                                               -------------------------------------

                                              --------------------------------------------------------------------------------------
                                              Total Asset-Backed Securities                      3,022,063            0    3,022,063
                                              --------------------------------------------------------------------------------------

COLLATERALIZED MORTGAGE OBLIGATIONS - 5.2%
                                              Countrywide Funding Corporation:
           29,840            0       29,840     1994-1-A3,
                                                6.250% due 03/25/2024                               28,553            0       28,553
          500,000            0      500,000     1994-2-A8,
                                                6.500% due 02/25/2009 **                           498,590            0      498,590
          203,470            0      203,470   Federal Home Loan Mortgage Corporation (FHLMC),
                                                 P/O, REMIC, #1719-C,
                                                 Zero coupon due 04/15/1999                        184,840            0      184,840
          156,686            0      156,686   Fund America Investors Corporation, 1991-1-H,
                                                7.950% due 02/20/2020  **                          158,693            0      158,693
          140,962            0      140,962   General Electric Capital Mortgage Association,
                                                  1994-27-A1, 6.500% due 07/25/2024 **             140,169            0      140,169
          295,168            0      295,168   Norwest Asset Securities Corporation, 1996-5-A13,
                                                  7.500% due 11/25/2026                            296,644            0      296,644
                                              Prudential Home Mortgage Securities:
           77,053            0       77,053     1992-47,
                                                7.500% due 01/25/2023                               76,885            0       76,885
          274,522            0      274,522     1993-43-A1,
                                                5.400% due 10/25/2023                              271,003            0      271,003
           83,294            0       83,294   Ryland Acceptance Corporation,
                                                8.950% due 08/20/2019                               85,245            0       85,245
                                                                                               -------------------------------------

                                              --------------------------------------------------------------------------------------
                                              Total Collateralized Mortgage Obligations          1,740,622            0    1,740,622
                                              --------------------------------------------------------------------------------------

INDEXED NOTES - 2.0%
                                              J.P. Morgan & Company:
                0      436,000      436,000      (Value is directly linked to the Philippine Peso),
                                                 9.700% due 01/21/1997                                   0      440,129      440,129
                0      220,000      220,000      (Value is directly linked to the South Korean Won),
                                                 9.825% due 02/05/1997                                   0      215,942      215,942
                                                                                               -------------------------------------

                                                                                               -------------------------------------
                                              -------------------------------------------------
                                              Total Indexed Notes                                        0      656,071      656,071
                                              --------------------------------------------------------------------------------------

THE SIERRA VARIABLE TRUST
-------------------------
Short Term High Quality Bond Fund
Short Term Global Government Fund
Combined Portfolio of Investments (Continued)
December 31, 1996 (Unaudited)

                  PRINCIPAL
                   AMOUNT                                                                                    VALUE
-----------------------------------------------------------------------------------------------------------------------------------
        Short Term   Short Term                         SECURITY                             Short Term   Short Term
       High Quality    Global                         DESCRIPTIONS                           High Quality    Global
           Bond      Government                                                                 Bond       Government
           Fund         Fund       Combined                                                     Fund          Fund      Combined
-----------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL PAPER - 1.6%
  $         164,000       366,000       530,000 General Electric Capital Corporation,
                                                   7.100% due 01/02/1997                          $164,000    $366,000    $530,000
                                                                                             --------------------------------------

U.S. GOVERNMENT AGENCY OBLIGATION - 0.5%
            175,000             0       175,000 Federal National Mortgage Association (FNMA),
                                                      (Inverse Floater),
                                                      9.897% due 12/29/1997 +                      180,688           0     180,688
                                                                                             --------------------------------------


                                                                          Expiration    Strike
                                                                             Date       Price
                                                                         ------------------------
OPTIONS PURCHASED - 0.1%
       Put Options Purchased on Foreign Currency - 0.1%
   DEM            0     1,500,000     1,500,000 German Deutsche Mark Put  03/03/1997        1.567         0       5,550       5,550
   AUD            0     1,100,000     1,100,000 Australian Dollar Put     03/07/1997        0.790         0       6,270       6,270
   NZD            0     2,500,000     2,500,000 New Zealand Dollar Put    03/13/1997        0.685         0       4,497       4,497
   ITL            0 4,000,000,000 4,000,000,000 Italian Lira Put          03/25/1997    1,561.750         0       9,960       9,960
   DEM            0     1,000,000     1,000,000 German Deutsche Mark Put  05/23/1997        1.521         0      15,000      15,000
   NZD      725,000             0       725,000 New Zealand Dollar Put    04/07/1997        0.685     2,208           0       2,208
                                                                                              --------------------------------------
                                                Total Put Options Purchased on Foreign Currency       2,208      41,277      43,485
                                                                                              --------------------------------------

                  NUMBER OF
                  CONTRACTS
       Call Options Purchased on Foreign Interest Rate Futures - 0.0% ##
                 21             0          21   Euro Dollar Call          03/14/1997     94.500       1,575           0       1,575
                                                                                              --------------------------------------

                                                ------------------------------------------------------------------------------------
                                                Total Options Purchased                               3,783      41,277      45,060
                                                ------------------------------------------------------------------------------------


                                                ------------------------------------------------------------------------------------
                                                TOTAL INVESTMENTS                               $12,322,086 $21,168,147 $33,490,233
                                                ------------------------------------------------------------------------------------

                                                ------------------------------------------------------------------------------------
                                                TOTAL COST                                      $12,228,027 $20,722,662 $33,396,174*
                                                ------------------------------------------------------------------------------------

                  PRINCIPAL
                   AMOUNT
CALL OPTIONS WRITTEN ON FOREIGN CURRENCY - (-0.1)%
   AUD            0     1,100,000     1,100,000 Australian Dollar Call    03/07/1997        0.808        $0     ($3,960)    ($3,960)
   NZD            0     2,500,000     2,500,000 New Zealand Dollar Call   03/13/1997        0.707         0     (15,695)    (15,695)
   ITL            0 4,000,000,000 4,000,000,000 Italian Lira Call         03/25/1997    1,508.150         0     (20,400)    (20,400)
   NZD      725,000            0        725,000 New Zealand Dollar Call   04/07/1997        0.715    (3,104)          0      (3,104)
                                                                                              --------------------------------------

                                                ------------------------------------------------------------------------------------
                                                Total Value of Call Options Written on
                                                  Foreign Currency                                   (3,104)    (40,055)    (43,159)
                                                ------------------------------------------------------------------------------------

                                                ------------------------------------------------------------------------------------
                                                 Premiums received on Call Options Written on
                                                  Foreign Currency                                    3,552      34,280      43,607*
                                                ------------------------------------------------------------------------------------

     * Combined cost represents cost of Sierra Variable Trust Short Term High Quality Bond Fund and value of Sierra Variable Trust Short Term Global Government Fund as contemplated by the proposed Agreement and Plan of Reorganization. See Note 1.
    ** A portion or all of this security is pledged as collateral for option contracts.
     + Floating rate security. The interest rate shown reflects the rate currently in effect.
    ++ Rate represents annualized yield at date of purchase (unaudited).
   +++ Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers.
     # As reorganized, the Sierra Variable Trust Short Term High Quality Bond
       Fund will be limited to their percentages of foreign holdings, accordingly certain positions will need to be disposed of prior to consummation of the Plan of Reorganization.
    ## Amount represents less than 0.1% of total investments.

THE SIERRA VARIABLE TRUST
-------------------------
Short Term Global Government Fund
Schedule of Forward Foreign Currency Contracts #
December 31, 1996 (Unaudited)

U.S. Forward Foreign Currency Contracts to Buy

                                                           Contracts to Receive
               -------------------------------------------------------------------------------------------------------------------
                                                                                                                 Net Unrealized
                                                                                                                  Appreciation/
                   Expiration                     Local                      Value in         In Exchange for    (Depreciation)
                      Date                       Currency                     U.S. $             for U.S. $       of Contracts
               -------------------------------------------------------------------------------------------------------------------
                   01/08/1997          CAD                    1,125,137         821,755           843,083             ($21,328)
                   02/12/1997          DKK                    2,000,000         340,300           346,999               (6,699)
                   02/19/1997          DEM                    1,000,000         651,965           667,085              (15,120)
                   03/18/1997          NLG                      981,352         570,921           570,000                  921
                                                                                                             ------------------
                                                                                                                      ($42,226)
                                                                                                             ------------------
U.S. Forward Foreign Currency Contracts to Sell
                                                          Contracts to Deliver
               -------------------------------------------------------------------------------------------------------------------
                                                                                                                 Net Unrealized
                   Expiration                    Local                      Value in          In Exchange for     Appreciation
                      Date                      Currency                     U.S. $              for U.S. $       of Contracts
               -------------------------------------------------------------------------------------------------------------------
                   01/08/1997         CAD                    1,125,137         821,755             846,604             $24,849
                   01/08/1997         CAD                    1,125,137         821,756             842,752              20,996
                   02/06/1997         CHF                    1,558,960       1,169,234           1,320,593             151,359
                   02/07/1997         FRF                    3,376,386         652,232             655,864               3,632
                   02/12/1997         DKK                   12,689,600       2,159,136           2,200,000              40,864
                   02/19/1997         DEM                    2,714,790       1,769,948           1,809,498              39,550
                   02/24/1997         BEF                   17,148,400         542,686             556,495              13,809
                   02/25/1997         DEM                      296,932         193,658             199,417               5,759
                   02/25/1997         SEK                    4,000,000         584,538             607,211              22,673
                   03/13/1997         CHF                      210,652         158,538             160,130               1,592
                   03/18/1997         NLG                    2,967,694       1,726,516           1,774,618              48,102
                                                                                                             ------------------
                                                                                                                      $373,185
                                                                                                             ------------------
                                  Net Unrealized Appreciation of Forward Foreign Currency Contracts                   $330,959
                                                                                                             ------------------

# As reorganized, the Sierra Variable Trust Short Term High Quality Bond
  Fund will be limited to their percentages of foreign holdings, accordingly certain positions will need to be disposed of prior to consummation of the Plan of Reorganization.

                      ----------------------------------------------------------------
                                    GLOSSARY OF TERMS
                      AUD         - Australian Dollar
                      BALLOON     - Five- and seven-year mortgages with larger
                                    dollar amounts of payments falling due in the
                                    later years of the obligation
                      BEF         - Belgian Franc
                      CAD         - Canadian Dollar
                      CHF         - Swiss Franc
                      DEM         - German Deutsche Mark
                      DKK         - Danish Kroner
                      ESP         - Spanish Peseta
                      FRF         - French Franc
                      GBP         - Great Britain Pound Sterling
                      GOLD        - Payments are on accelerated 45-day payment
                                    cycle instead of 75-day payment cycle
                      ITL         - Italian Lira
                      LP          - Limited Partnership
                      MTN         - Medium Term Note
                      NLG         - Netherlands Guilder
                      NZD         - New Zealand Dollar
                      P/O         - Principal Only
                      REMIC       - Real Estate Mortgage Investment Conduit
                      SEK         - Swedish Krona
                      ----------------------------------------------------------------

                            The Sierra Variable Trust
                        Short Term High Quality Bond Fund
                        Short Term Global Government Fund
       Pro Forma Combining Statement of Assets and Liabilities (Unaudited)
                                December 31, 1996

                                                           Short Term         Short Term
                                                              High              Global
                                                             Quality           Government    Adjustments to            Pro Forma
                                                            Bond Fund            Fund           Proforma           Combined (Note 1)
                                                           -----------        -----------      -----------            -----------
ASSETS:
Investments, at value (a) ..............................   $12,322,086        $21,168,147      $      --              $33,490,233
Cash and/or foreign currency (b) .......................           406                563             --                      969
Dividends and/or interest receivable ...................       107,844            499,239             --                  607,083
Receivable for investment securities sold ..............         1,193               --                                     1,193
Receivable for Fund shares sold ........................         2,252              2,854             --                    5,106
Net unrealized appreciation of forward
   foreign currency contracts ..........................          --              330,959             --                  330,959
Unamortized organization costs .........................          --                8,342           (8,342)(d)                  0
Receivable from investment advisor .....................          --                 --              8,342 (d)              8,342
Other assets ...........................................           917              1,522             --                    2,439
                                                           -----------        -----------      -----------            -----------
     Total Assets ......................................    12,434,698         22,011,626                0             34,446,324
                                                           -----------        -----------      -----------            -----------

LIABILITIES:
Investment advisory fee payable ........................         6,070             13,937             --                   20,007
Administration fee payable .............................         1,892              3,345             --                    5,237
Transfer agent fees payable ............................           293                305             --                      598
Custodian fees payable .................................         1,079              1,917             --                    2,996
Accrued Trustees' fees and expenses ....................           488                862             --                    1,350
Options written, at value (c) ..........................         3,104             40,055             --                   43,159
Accrued expenses and other payables ....................        19,890             40,820             --                   60,710
                                                           -----------        -----------      -----------            -----------
     Total Liabilities .................................        32,816            101,241                0                134,057
                                                           -----------        -----------      -----------            -----------

Net Assets Applicable to Shares Outstanding ............   $12,401,882        $21,910,385      $         0            $34,312,267
                                                           ===========        ===========      ===========            ===========

Net asset value, offering price and redemption price per
   share of beneficial interest outstanding ............   $      2.43        $      2.48      $                      $      2.43
                                                           ===========        ===========      ===========            ===========

Number of Fund shares outstanding ......................     5,099,390          8,843,198          165,886             14,108,474
                                                           ===========        ===========      ===========            ===========

-------------------------------------------------------
(a) Investments, at cost ...............................   $12,228,027        $20,722,662      $   445,485            $33,396,174*
(b) Cash and/or foreign currency, at cost ..............   $       406        $     1,516      $      (953)           $       969*
(c) Premiums ...........................................   $     3,552        $    34,280      $     5,775            $    43,607*

(d) Unamortized organization costs of the acquired fund will be borne by the investment advisor.
* Combined cost represents cost of Sierra Variable Trust Short Term High Quality Bond Fund and value of Sierra Variable Trust Short Term Global Government Fund as contemplated by the proposed Agreement and Plan of Reorganization. See Note 1.




                                   See Notes to Proforma Financial Statements.

                            The Sierra Variable Trust
                        Short Term High Quality Bond Fund
                        Short Term Global Government Fund
                  Pro Forma Statement of Operations (Unaudited)
                      For the Year Ended December 31, 1996


                                                  Short Term   Short Term
                                                     High        Global
                                                   Quality     Government   Adjustments to        Pro Forma
                                                  Bond Fund       Fund         Proforma       Combined (Note 1)
                                                ------------  ------------  ---------------  ------------------
INVESTMENT INCOME:
Interest .....................................   $   942,451   $ 1,584,502    $      --          $  2,526,953
Foreign withholding tax on interest income ...          --         (41,650)          --               (41,650)
                                                 -----------   -----------    -----------        ------------
      Total investment income ................       942,451     1,542,852           --             2,485,303
                                                 -----------   -----------    -----------        ------------

EXPENSES:
Investment advisory fee ......................        66,754       166,447        (55,483)(a)         177,718
Administration fee ...........................        24,031        39,947        (63,978)(b)               0
Trustees' fees and expenses ..................         1,989         3,278           --                 5,267
Legal and audit fees .........................        24,948        46,045        (35,116)(c)          35,877
Transfer agent fees ..........................         2,439         2,668         (2,668)(c)           2,439
Custodian fees ...............................         6,784        10,755           --                17,539
Amortization of organization costs ...........          --           6,137         (6,137)(d)               0
Other ........................................        14,872         8,861           --                23,733
Fees waived by investment advisor ............       (10,732)         --           10,732 (e)               0
                                                 -----------   -----------    -----------        ------------
      Subtotal ...............................       131,085       284,138       (152,650)            262,573
Credits allowed by the custodian .............          (276)         (116)          --                  (392)
                                                 -----------   -----------    -----------        ------------
      Net expenses ...........................       130,809       284,022       (152,650)            262,181
                                                 -----------   -----------    -----------        ------------
NET INVESTMENT INCOME ........................       811,642     1,258,830        152,650           2,223,122
                                                 -----------   -----------    -----------        ------------

NET REALIZED AND UNREALIZED
   GAIN/(LOSS) ON INVESTMENTS
Realized gain/(loss) from:
   Security transactions .....................      (156,023)     (128,366)          --              (284,389)
   Forward foreign currency contracts
       and foreign currency transactions .....       (21,340)      144,427           --               123,087
   Futures contracts .........................       (92,454)         --             --               (92,454)
   Written options ...........................           644       264,338           --               264,982
Net unrealized appreciation/(depreciation) of:
   Securities ................................      (102,420)     (222,122)          --              (324,542)
   Forward foreign currency contracts ........          --         567,861           --               567,861
   Foreign currency, written options,
      futures contracts and other assets
      and liabilities ........................           448       (48,250)          --               (47,802)
                                                 -----------   -----------    -----------        ------------
Net Realized and Unrealized Gain/(Loss) on
   Investments ...............................      (371,145)      577,888           --               206,743
                                                 -----------   -----------    -----------        ------------
NET INCREASE IN NET ASSETS
   RESULTING FROM OPERATIONS .................   $   440,497   $ 1,836,718    $   152,650        $  2,429,865
                                                 ===========   ===========    ===========        ============

(a) Adjustment reflects contractual fee of The Sierra Variable Trust Short Term High Quality Bond Fund.
(b) Adjustment reflects the effect of the expected transfer of administrative functions to an affiliate of Composite Research & Management Co.
(c) Adjustment reflects expected savings when the two funds become one.
(d) Organization expense of the acquired fund is not an expense of the combined fund.
(e) Adjustment reflects the effect of an anticipated management fee waiver/expense reimbursement for the The Sierra Variable Trust Short Term High Quality Bond Fund at December 31, 1996.

                                     See Notes to Proforma Financial Statements.

                           THE SIERRA VARIABLE TRUST
                       Short Term High Quality Bond Fund
                       Short Term Global Government Fund
              Notes to Pro Forma Financial Statements (Unaudited)

1.     Basis of Combination
Sierra Variable Trust Funds (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a no load, open-end management investment company. As of December 31, 1996, the Trust offers fourteen managed investment funds. The unaudited Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations reflect the accounts of the Short Term High Quality Bond Fund and the Short Term Global Government Fund for the year ended December 31, 1996. These statements have been derived from books and records utilized in calculating daily net asset value at December 31, 1996.

The pro forma statements give effect to the proposed transfer of assets and stated liabilities of the Short Term Global Government Fund in exchange for shares of Short Term High Quality Bond Fund. The pro forma statements do not reflect the expenses of either fund in carrying out its obligations under the proposed Agreement and Plan of Reorganization.

As described in the Prospectus/Proxy Statement under "Overview of Merger--Federal Income Tax Consequences," the proposed transaction is expected to result in the recognition of gain or loss for federal income tax purposes. Please see the Prospectus/Proxy Statement for more information.

The Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations should be read in conjunction with the historical financial statements of the funds incorporated by reference in the Statement of Additional Information.

For the year ended December 31, 1996, the Short Term High Quality Bond Fund's investment advisory fee was computed based on the annual rates as follows:

                                                                        Fees on Assets
                                                                          Exceeding
                                                      Fees on Assets     $200 million        Fees on
                                                       Equal To or       and Equal To         Assets
                                                        Less Than        or Less Than       Exceeding
      Name of Fund                                     $200 million      $500 million      $500 million
      ------------                                    --------------    ---------------    ------------
Short Term High Quality Bond Fund
      Sierra Advisors..............................        .35%               .35%             .30%
      Sub-advisor..................................        .15%               .10%             .10%
                                                           ---                ---              ---
         Total fees paid to
             Sierra Advisors*......................        .50%               .45%             .40%
                                                           ===                ===              ===

* Sierra Advisors retains only the net amount of the fees after sub-advisory fees have been paid.

                           THE SIERRA VARIABLE TRUST
                       Short Term High Quality Bond Fund
                       Short Term Global Government Fund
        Notes to Pro Forma Financial Statements (Unaudited) (Continued)

2.     Portfolio Valuation

The securities are valued at market, as determined by the fund, as of December 31, 1996.

3.     Capital Shares

The pro forma net asset value per share assumes the issuance of additional shares of Short Term High Quality Bond Fund which would have been issued at December 31, 1996 in connection with the proposed reorganization. The pro forma number of shares outstanding of 14,108,474 consists of 9,009,084 shares assumed issued in the reorganization plus 5,099,390 shares of Short Term High Quality Bond Fund at December 31, 1996.

THE SIERRA VARIABLE TRUST
-------------------------
Short Term High Quality Bond Fund
Short Term Global Government Fund
Combined Portfolio of Investments
June 30, 1997 (Unaudited)

               PRINCIPAL
                AMOUNT                                                                                   VALUE
------------------------------------------------------------------------------------------------------------------------------------
    Short Term   Short Term                                  SECURITY                  Short Term      Short Term
   High Quality    Global                                  DESCRIPTIONS               High Quality       Global
       Bond      Government                                                               Bond         Government
       Fund        Fund          Combined                                                 Fund           Fund            Combined
------------------------------------------------------------------------------------------------------------------------------------
FOREIGN BONDS AND NOTES - 39.7% #
     Italian Lira Bonds - 7.2%
                                                  Italian Treasury Bonds:
ITL      0      1,560,000,000   1,560,000,000       8.500% due 08/01/1997                       $0        $914,122        $914,122
         0      2,220,000,000   2,220,000,000       8.500% due 01/01/1999                        0       1,346,836       1,346,836
                                                                                   ------------------------------------------------
                                                  Total Italian Lira Bonds                       0       2,260,958       2,260,958
                                                                                   ------------------------------------------------
     German Deutsche Mark Bonds - 6.9%
                                                  Federal Republic of Germany:
DEM      0          1,500,000       1,500,000       6.625% due 01/20/1998                        0         876,201         876,201
         0          1,280,000       1,280,000       6.000% due 02/20/1998 **                     0         746,810         746,810
         0            925,000         925,000       5.250% due 10/20/1998                        0         542,976         542,976
                                                                                   ------------------------------------------------
                                                  Total German Deutsche Mark Bonds               0       2,165,987       2,165,987
                                                                                   ------------------------------------------------
     New Zealand Dollar Bond - 5.5%
NZD      0          2,505,000       2,505,000     Federal National Mortgage
                                                    Association (FNMA), Global Note,
                                                    7.250% due 06/20/2020                        0       1,720,238       1,720,238
                                                                                   ------------------------------------------------
     Danish Kroner Bond - 4.0%
DKK      0          7,735,000       7,735,000     Kingdom of Denmark,
                                                    9.000% due 11/15/1998 **                     0       1,243,327       1,243,327
                                                                                   ------------------------------------------------
     Great Britain Pound Sterling Note - 3.6%
GBP      0            685,000         685,000     United Kingdom Treasury Note,
                                                    7.000% due 06/07/2000                        0       1,136,454       1,136,454
                                                                                   ------------------------------------------------
     Canadian Dollar Bonds - 3.1%
CAD      0            860,000         860,000     Government of Canada,
                                                    6.500% due 08/01/1999 **                     0         642,128         642,128
         0            400,000         400,000     Royal Bank of Canada,
                                                    10.900% due 01/15/1999                       0         314,624         314,624
                                                                                   ------------------------------------------------
                                                  Total Canadian Dollar Bonds                    0         956,752         956,752
                                                                                   ------------------------------------------------
     Irish Pound Bond - 2.3%
IEP      0            465,000         465,000     Republic of Ireland,
                                                    6.250% due 04/01/1999                        0         707,037         707,037
                                                                                   ------------------------------------------------
     Spanish Peseta Bonds - 2.2%
                                                  Government of Spain:
ESP      0         59,000,000      59,000,000       11.450% due 08/30/1998                       0         428,075         428,075
         0         35,000,000      35,000,000       10.250% due 11/30/1998                       0         253,587         253,587
                                                                                   ------------------------------------------------
                                                  Total Spanish Peseta Bonds                     0         681,662         681,662
                                                                                   ------------------------------------------------
     Australian Dollar Bond - 2.1%
AUD      0            850,000         850,000     International Finance Corporation,
                                                    7.750% due 06/24/1999                        0         663,528         663,528
                                                                                   ------------------------------------------------
     Swedish Krona Bond - 1.7%
SEK      0          3,700,000       3,700,000     Kingdom of Sweden,
                                                    11.000% due 01/21/1999 **                    0         522,982         522,982
                                                                                   ------------------------------------------------
     Mexican Peso Bond - 0.8%
MXN      0          2,419,260       2,419,260     Mexican Cetes,
                                                    Zero coupon due 06/04/1998                   0         252,954         252,954
                                                                                   ------------------------------------------------
     Argentinian Peso Bond - 0.3%
ARP      0            119,080         119,080     Republic of Argentina,
                                                    5.625% due 04/01/2000 +                      0         108,526         108,526
                                                                                   ------------------------------------------------
                                                  ----------------------------------------------------------------------------------
                                                     Total Foreign Bonds and Notes               0      12,420,405      12,420,405
                                                  ----------------------------------------------------------------------------------

THE SIERRA VARIABLE TRUST
-------------------------
Short Term High Quality Bond Fund
Short Term Global Government Fund
Combined Portfolio of Investments (Continued)
June 30, 1997 (Unaudited)

                       PRINCIPAL
                        AMOUNT                                                                           VALUE
------------------------------------------------------------------------------------------------------------------------------------
  Short Term       Short Term                                  SECURITY                 Short Term     Short Term
 High Quality        Global                                  DESCRIPTIONS              High Quality      Global
     Bond          Government                                                              Bond        Government
     Fund             Fund         Combined                                                Fund           Fund           Combined
------------------------------------------------------------------------------------------------------------------------------------
U.S. GOVERNMENT AGENCY MORTGAGE-BACKED SECURITIES - 15.4%
     Government National Mortgage Association (GNMA) - 10.7%
$      91,320               0        91,320         #121425, Seasoned,
                                                          11.000% due 04/15/2015           $102,643            $0        $102,643
      108,631               0       108,631         #140834, Seasoned,
                                                          11.000% due 12/15/2015            122,100             0         122,100
       40,328               0        40,328         #144538, Seasoned,
                                                          11.000% due 12/15/2015             45,400             0          45,400
      118,579               0       118,579         #151670, Seasoned,
                                                          11.000% due 12/15/2015            133,281             0         133,281
            0         334,654       334,654         #213862, Seasoned,
                                                          10.000% due 09/15/2018                  0       367,828         367,828
            0         182,815       182,815         #225305, Seasoned,
                                                          10.000% due 02/15/2018                  0       200,938         200,938
            0          36,287        36,287         #234561, Seasoned,
                                                          10.000% due 12/15/2017                  0        39,954          39,954
       37,043               0        37,043         #254937, Seasoned,
                                                          10.000% due 06/15/2019 **          40,715             0          40,715
       92,809               0        92,809         #257814, Seasoned,
                                                          10.000% due 09/15/2018            102,109             0         102,109
            0         294,120       294,120         #264735, Seasoned,
                                                          10.000% due 02/15/2019                  0       323,276         323,276
            0         180,715       180,715         #289333, Seasoned,
                                                          10.000% due 05/15/2020                  0       199,000         199,000
            0         406,571       406,571         #291116, Seasoned,
                                                          10.000% due 06/15/2020                  0       447,314         447,314
       81,996               0        81,996         #293511, Seasoned,
                                                          10.000% due 07/15/2020**           90,374             0          90,374
      343,233               0       343,233         #400224, Seasoned,
                                                           8.000% due 06/15/2009            354,707             0         354,707
      234,655               0       234,655         #780081, Seasoned,
                                                          10.000% due 02/15/2025**          257,917             0         257,917
       60,047               0        60,047         #780121, Seasoned,
                                                          10.000% due 04/15/2025**           66,183             0          66,183
       57,822               0        57,822         #780141, Seasoned,
                                                          10.000% due 12/15/2020**           63,616             0          63,616
      365,052               0       365,052         #780317, Seasoned,
                                                           9.000% due 12/15/2020**          390,430             0         390,430
                                                                                     ---------------------------------------------
                                                    Total GNMAs                           1,769,475     1,578,310       3,347,785
                                                                                     ---------------------------------------------

     Adjustable Rate Mortgage-Backed Securities (ARM) - 2.5%
      145,346               0       145,346       Federal Home Loan Mortgage Corporation (FHLMC),
                                                    #845988,
                                                    7.807% due 11/01/2021+                  152,318             0         152,318
                                                  Federal National Mortgage Association (FNMA):
      237,078               0       237,078         #82247,
                                                    6.125% due 04/01/2019+                  234,337             0         234,337
       64,565               0        64,565         #124571,
                                                    7.847% due 11/01/2022+                   67,662             0          67,662
       78,430               0        78,430         #152205,
                                                    7.498% due 01/01/2019+                   81,335             0          81,335
      233,838               0       233,838         #313257,
                                                    6.056% due 11/01/2035                   231,135             0         231,135
                                                                                     ---------------------------------------------
                                                  Total ARMs                                766,787             0         766,787
                                                                                     ---------------------------------------------

     Federal Home Loan Mortgage Corporation (FHLMC) - 1.4%
            0         142,555       142,555       #1223,
                                                    7.250% due 07/15/2020                         0       143,446         143,446
      299,843               0       299,843       #G50135, 5 Year Balloon, GOLD,
                                                    5.500% due 03/01/1999                   296,473             0         296,473
                                                                                     -----------------------------------------------
                                                                                            296,473       143,446         439,919
                                                                                     -----------------------------------------------

     Federal National Mortgage Association (FNMA) - 0.8%
            0         249,213       249,213       #141461,
                                                    7.784% due 11/01/2021 +                       0       260,933         260,933
                                                                                     -----------------------------------------------

                                                 -----------------------------------------------------------------------------------
                                                  Total U.S. Government Agency
                                                    Mortgage-Backed Securities            2,832,735     1,982,689       4,815,424
                                                 -----------------------------------------------------------------------------------

THE SIERRA VARIABLE TRUST
-------------------------
Short Term High Quality Bond Fund
Short Term Global Government Fund
Combined Portfolio of Investments (Continued)
June 30, 1997 (Unaudited)

               PRINCIPAL
                AMOUNT                                                                                   VALUE
--------------------------------------------------------------------------------------------------------------------------------
    Short Term  Short Term                       SECURITY                                 Short Term   Short Term
   High Quality   Global                       DESCRIPTIONS                              High Quality    Global
       Bond     Government                                                                   Bond      Government
       Fund       Fund       Combined                                                        Fund         Fund       Combined
--------------------------------------------------------------------------------------------------------------------------------
U.S. TREASURY NOTES - 11.4%
$             0    500,000     500,000       5.125% due 03/31/1998                                 $0     $498,210     $498,210
              0  1,550,000   1,550,000       6.375% due 01/15/1999 **                               0    1,558,537    1,558,537
      1,200,000          0   1,200,000       6.375% due 04/30/1999                          1,206,372            0    1,206,372
        300,000          0     300,000       5.625% due 11/30/2000                            293,859            0      293,859
                                                                                          -------------------------------------
                                        ----------------------------------------------------------------------------------------
                                             Total U.S. Treasury Notes                      1,500,231    2,056,747    3,556,978
                                        ----------------------------------------------------------------------------------------

CORPORATE NOTES - 10.0%
        100,000          0     100,000       Colonial Realty, Sr. Note,
                                               7.500% due 07/15/2001                          100,875            0      100,875
        100,000          0     100,000       ERP Operating LP,
                                               8.500% due 05/15/1999++                        103,160            0      103,160
        300,000          0     300,000       General Motors Acceptance Corporation, Deb.,
                                               8.625% due 06/15/1999                          312,081            0      312,081
        200,000          0     200,000       Lockheed Martin Corporation,
                                               6.850% due 05/15/2001                          200,500            0      200,500
                                             Lyondell Petrochemical Company:
        100,000          0     100,000         9.125% due 03/15/2002                          108,668            0      108,668
        150,000          0     150,000         9.750% due 09/04/2003 ++                       168,563            0      168,563
        250,000          0     250,000       Oasis Residential Inc.,
                                               6.750% due 11/15/2001                          246,250            0      246,250
        250,000          0     250,000       Southern National Corporation, Sub. Note,
                                               7.050% due 05/23/2003                          250,065            0      250,065
        300,000    300,000     600,000       Sun Communities Inc., Sr. Note,
                                               7.625% due 05/01/2003 **                       306,474      306,474      612,948
        100,000          0     100,000       Susa Partnership LP,
                                               7.125% due 11/01/2003                           99,000            0       99,000
                                             Taubman Realty Corporation:
        100,000          0     100,000         8.000% due 06/15/1999                          101,983            0      101,983
        100,000          0     100,000         MTN,
                                               7.500% due 06/15/2002                          101,663            0      101,663
                                             The Money Store, Inc.:
        280,000          0     280,000         9.160% due 09/09/1997++                        281,120            0      281,120
        300,000          0     300,000         7.630% due 04/15/1998++                        302,229            0      302,229
                                             Time Warner Inc.:
        100,000          0     100,000         7.450% due 02/01/1998                          100,596            0      100,596
         50,000          0      50,000         7.950% due 02/01/2000                           51,405            0       51,405
                                                                                         ---------------------------------------
                                        ----------------------------------------------------------------------------------------
                                             Total Corporate Notes                          2,834,632      306,474    3,141,106
                                        ----------------------------------------------------------------------------------------

ASSET-BACKED SECURITIES - 8.7%
         77,621          0      77,621       Advanta Mortgage Loan Trust, 1996-2-A1,
                                               6.740% due 11/25/2009                           77,784            0       77,784
                                             Green Tree Financial Corporation:
        250,000          0     250,000         1995-1-B2,
                                                  9.200% due 06/15/2025                       270,703            0      270,703
        200,000          0     200,000         1995-6-B1,
                                                  7.700% due 09/15/2026                       203,000            0      203,000
        100,000          0     100,000       Green Tree Home Equity Loan Trust, 1997-B-A5,
                                               7.150% due 04/15/2027                          100,563            0      100,563
        165,000          0     165,000       Green Tree Home Improvement, 1995-D-B2,
                                               7.450% due 09/15/2025                          164,071            0      164,071
         80,253          0      80,253       Green Tree NIM, 1994-B, Class A,
                                               7.850% due 07/15/2004                           80,678            0       80,678
         79,571          0      79,571       Green Tree Recreational, Equipment & Consumer,
                                               1996-A, Class A1,
                                                5.550% due 02/15/2018                          78,682            0       78,682
         85,972          0      85,972       Green Tree Security Mortgage Trust, 1994-A,
                                               6.900% due 02/15/2004                           85,811            0       85,811
        100,000          0     100,000       H & T Master Trust,
                                               8.430% due 08/15/2002++                        100,140            0      100,140

THE SIERRA VARIABLE TRUST
-------------------------
Short Term High Quality Bond Fund
Short Term Global Government Fund
Combined Portfolio of Investments (Continued)
June 30, 1997 (Unaudited)

                      PRINCIPAL
                        AMOUNT                                                                                   VALUE
------------------------------------------------------------------------------------------------------------------------------------
        Short Term   Short Term                          SECURITY                                Short Term   Short Term
       High Quality    Global                          DESCRIPTIONS                              High Quality   Global
           Bond      Government                                                                     Bond      Government
           Fund         Fund       Combined                                                         Fund         Fund     Combined
------------------------------------------------------------------------------------------------------------------------------------
ASSET BACKED SECURITIES - (Continued)
                                                Merrill Lynch Mortgage Investors, Inc.:
  $          37,744            0       37,744      1991-B-A,
                                                   9.200% due 04/15/2011                             $38,240       $0      $38,240
             64,718            0       64,718      1991-I-A,
                                                   7.650% due 01/15/2012                              65,547        0       65,547
            179,878            0      179,878      1992-B-A4,
                                                   7.850% due 04/15/2012                             181,677        0      181,677
            350,697            0      350,697   Mid-State Trust, Series 4, Class A,
                                                   8.330% due 04/01/2030                             367,472        0      367,472
            106,282            0      106,282   Sec Pac Manufacturing Housing, 95-1, Class A1,
                                                   6.500% due 04/10/2020                             106,524        0      106,524
                                                The Money Store, Inc.:
            162,405            0      162,405      1996-A-A2,
                                                   6.330% due 06/15/2008                             162,186        0      162,186
            105,143            0      105,143      1996-B-A1,
                                                   6.720% due 02/15/2010                             105,389        0      105,389
            283,966            0      283,966   UCFC Home Equity Loan Trust, 1995-B1,
                                                   6.600% due 07/10/2009                             285,499        0      285,499
            250,000            0      250,000   World Omni Automobile Lease Securitization, 1996-B,
                                                   6.850% due 11/15/2002++                           249,453        0      249,453
                                                                                                 ----------------------------------
                                                -----------------------------------------------------------------------------------
                                                Total Asset-Backed Securities                      2,723,419        0    2,723,419
                                                -----------------------------------------------------------------------------------

COLLATERALIZED MORTGAGE OBLIGATIONS - 4.9%
                                                Countrywide Funding Corporation:
             28,589            0       28,589      1994-1-A3,
                                                   6.250% due 03/25/2024                              27,311        0       27,311
            500,000            0      500,000      1994-2-A8,
                                                   6.500% due 02/25/2009                             500,000        0      500,000
            185,234            0      185,234   Federal Home Loan Mortgage Corporation (FHLMC),
                                                   P/O, REMIC, #1719-C,
                                                   Zero coupon due 04/15/1999                        171,863        0      171,863
             77,276            0       77,276   Fund America Investors Corporation, 1991-1-H,
                                                   7.950% due 02/20/2020                              78,048        0       78,048
            120,349            0      120,349   General Electric Capital Mortgage Association, 1994-27-A1,
                                                   6.500% due 07/25/2024                             119,858        0      119,858
            280,281            0      280,281   Norwest Asset Securities Corporation, 1996-5-A13,
                                                   7.500% due 11/25/2026                             282,777        0      282,777
                                                Prudential Home Mortgage Securities:
             55,321            0       55,321      1992-47,
                                                   7.500% due 01/25/2023                              55,200        0       55,200
            233,734            0      233,734      1993-43-A1,
                                                   5.400% due 10/25/2023                             230,813        0      230,813
             61,742            0       61,742   Ryland Acceptance Corporation,
                                                   8.950% due 08/20/2019                              62,764        0       62,764
                                                                                                 ----------------------------------
                                                -----------------------------------------------------------------------------------
                                                Total Collateralized Mortgage Obligations          1,528,634        0    1,528,634
                                                -----------------------------------------------------------------------------------
TIME DEPOSITS - 3.0%
   GRD            0  106,086,208  106,086,208   Bankers Trust Corporation,
                                                   9.020% due 08/14/1997                                   0  386,133      386,133
   EGP            0      300,000      300,000   Citibank,
                                                   9.000% due 07/07/1997                                   0  300,000      300,000
   ZAR            0    1,159,888    1,159,888   J.P. Morgan & Company,
                                                   15.750% due 09/11/1997                                  0  255,651      255,651
                                                                                                 ----------------------------------
                                                -----------------------------------------------------------------------------------
                                                Total Time Deposits                                        0  941,784      941,784
                                                -----------------------------------------------------------------------------------

THE SIERRA VARIABLE TRUST
-------------------------
Short Term High Quality Bond Fund
Short Term Global Government Fund
Combined Portfolio of Investments (Continued)
June 30, 1997 (Unaudited)

              PRINCIPAL
               AMOUNT                                                                                                 VALUE
------------------------------------------------------------------------------------------------------------------------------------
  Short Term     Short Term                              SECURITY                                 Short Term   Short Term
 High Quality      Global                              DESCRIPTIONS                              High Quality    Global
     Bond        Government                                                                          Bond      Government
     Fund           Fund      Combined                                                               Fund         Fund      Combined
------------------------------------------------------------------------------------------------------------------------------------
INDEXED NOTES - 2.5%
   $    0         250,000     250,000 Citibank,
                                         (Value is directly linked to the Morrocan Dirham),
                                         8.000% due 12/01/1997                                        $0     $246,625     $246,625
                                      J.P. Morgan & Company:
        0         302,750     302,750    (Value is directly linked to the Indonesia Rupiah),
                                         11.200% due 08/11/1997                                        0      302,210      302,210
        0         240,000     240,000    (Value is directly linked to the Philippine Peso),
                                         10.450% due 07/29/1997                                        0      239,696      239,696
                                                                                                    -------------------------------

                                                                                                    -------------------------------
                                                          --------------------------------------------------------------------------
                                                          Total Indexed Notes                          0      788,531      788,531
                                                          --------------------------------------------------------------------------

COMMERCIAL PAPER - 3.6%
  505,000      613,000   1,118,000    General Electric Capital Corporation,
                                       6.100% due 07/01/1997                                     505,000      613,000    1,118,000
                                                                                               -------------------------------------

U.S. GOVERNMENT AGENCY OBLIGATION - 0.6%
  175,000           0      175,000    Federal National Mortgage Association (FNMA),
                                         (Inverse Floater),
                                         9.781% due 12/29/1997 +                                 178,063            0      178,063
                                                                                               -------------------------------------

                                                                Expiration     Strike
                                                                   Date         Price
                                                              --------------------------
PUT OPTIONS PURCHASED ON FOREIGN CURRENCY - 0.2%
AUD     0       880,000     880,000   Australian Dollar Put      07/16/1997      0.762                   0        8,643      8,643
CAD     0     1,343,500   1,343,500   Canadian Dollar Put        08/01/1997      1.396                   0        1,293      1,293
NZD     0     2,500,000   2,500,000   New Zealand Dollar Put     09/15/1997      0.686                   0       28,500     28,500
DEM     0     2,000,000   2,000,000   German Deutsche Mark Put   11/26/1997      1.700                   0       34,427     34,427
                                                                                          ------------------------------------------

                                     -----------------------------------------------------------------------------------------------
                                     Total Put Options Purchased on Foreign Currency                    0       72,863       72,863
                                     -----------------------------------------------------------------------------------------------

                                     -----------------------------------------------------------------------------------------------
                                     TOTAL INVESTMENTS                                        $12,102,714  $19,182,493  $31,285,207
                                     -----------------------------------------------------------------------------------------------

                                     -----------------------------------------------------------------------------------------------
                                     TOTAL COST                                               $12,014,856  $19,809,397  $31,197,349*
                                     -----------------------------------------------------------------------------------------------

CALL OPTIONS WRITTEN ON FOREIGN CURRENCY - (0.0)%
AUD     0     880,000      880,000    Australian Dollar Call             07/16/1997    0.777          $0        ($338)        ($338)
CAD     0   1,343,500    1,343,500    Canadian Dollar Call               08/01/1997    1.366           0       (2,352)       (2,352)
GBP     0     680,000      680,000    Great Britain Pound Sterling Call  08/07/1997    1.637           0      (22,002)      (22,002)
NZD     0   2,500,000    2,500,000    New Zealand Dollar Call            09/15/1997    0.692           0       (8,250)       (8,250)
                                                                                         -------------------------------------------

                                     -----------------------------------------------------------------------------------------------
                                     Total Value of Call Options Written on Foreign Currency            0     (32,942)     (32,942)
                                     -----------------------------------------------------------------------------------------------

                                     -----------------------------------------------------------------------------------------------
                                     Premium received on Call Options Written on Foreign Currency       0      45,615       32,942*
                                     -----------------------------------------------------------------------------------------------

       * Combined cost represents cost of Sierra Variable Trust Short Term High Quality Bond Fund and value of Sierra Variable Trust Short Term Global Government Fund as contemplated by the proposed Agreement and Plan of Reorganization. See Note 1.
      ** A portion or all of this security is pledged as collateral for futures and options contracts.
       + Floating rate security.  The interest rate shown reflects the rate currently in effect.
      ++ Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers.
       # As reorganized, the Sierra Variable Trust Short Term High Quality Bond
         Fund will be limited to their percentages of foreign holdings, accordingly certain positions will need to be disposed of prior to consummation of the Plan of Reorganization.

                       NUMBER OF                                                                        UNREALIZED
                       CONTRACTS                                                                       DEPRECIATION
                       ---------                                                                       ------------
FUTURES CONTRACTS - SHORT POSITION
        13        0              13   U.S. Treasury Note, Five Year, September 1997             ($7,031)       $0         ($7,031)
                                                                                           -----------------------------------------

THE SIERRA VARIABLE TRUST
-------------------------
Short Term Global Government Fund
Schedule of Forward Foreign Currency Contracts #
June 30, 1997 (Unaudited)

U.S. Forward Foreign Currency Contracts to Buy

                                                                Contracts to Receive
            -----------------------------------------------------------------------------------------------------------------------
                                                                                                                   Net Unrealized
                                                                                                                    Appreciation/
              Expiration                          Local                           Value in         In Exchange for (Depreciation)
                 Date                            Currency                          U.S. $            for U.S. $     of Contracts
            -----------------------------------------------------------------------------------------------------------------------
              07/07/1997                IEP                            132,121         200,035             200,000             $35
              08/12/1997                DKK                          1,331,040         200,982             208,627          (7,645)
              08/12/1997                DKK                          1,195,516         180,519             181,689          (1,170)
              08/25/1997                SEK                          1,538,160         199,295             200,000            (705)
              09/15/1997                CHF                          1,466,038       1,013,046           1,014,208          (1,162)
              12/01/1997                DEM                             44,202          25,639              25,808            (169)
              12/01/1997                DEM                             44,202          25,639              25,929            (290)
              12/01/1997                ESP                         58,124,000         395,386             400,000          (4,614)
                                                                                                                   ----------------
                                                                                                                          ($15,720)
                                                                                                                   ----------------
U.S. Forward Foreign Currency Contracts to Sell
                                                                Contracts to Deliver
            -----------------------------------------------------------------------------------------------------------------------
                                                                                                                   Net Unrealized
                                                                                                                    Appreciation/
              Expiration                          Local                           Value in         In Exchange for (Depreciation)
                 Date                            Currency                          U.S. $            for U.S. $     of Contracts
            -----------------------------------------------------------------------------------------------------------------------
              07/07/1997                IEP                            466,616         706,469             702,817         ($3,652)
              08/07/1997                FRF                          3,376,386         576,073             614,000          37,927
              08/12/1997                DKK                         10,689,600       1,614,090           1,691,392          77,302
              08/25/1997                BEF                         17,148,400         478,324             497,777          19,453
              08/25/1997                SEK                          4,000,000         518,269             543,072          24,803
              09/15/1997                CHF                          1,466,038       1,013,046           1,005,720          (7,326)
              09/18/1997                NLG                            441,554         226,241             234,620           8,379
              09/24/1997                CHF                          1,139,680         788,364             800,000          11,636
              11/06/1997                DEM                          2,409,835       1,395,144           1,414,222          19,078
              12/01/1997                DEM                             88,405          51,279              52,500           1,221
              12/01/1997                ESP                          2,305,760          15,685              16,000             315
              12/01/1997                FRF                            540,786          92,989              94,750           1,761
              12/01/1997                GBP                             13,917          23,215              22,750            (465)
              12/01/1997                ITL                         24,642,025          14,441              14,500              59
              12/01/1997                ITL                      2,000,000,000       1,172,095           1,173,847           1,752
                                                                                                                   ----------------
                                                                                                                          $192,243
                                                                                                                   ----------------

                            Net Unrealized Appreciation of Forward Foreign Currency Contracts                             $176,523
                                                                                                                   ----------------

# As reorganized, the Sierra Variable Trust Short Term High Quality Bond Fund will be limited to their percentages of foreign holdings, accordingly certain positions will need to be disposed of prior to consummation of the Plan of Reorganization.

      -----------------------------------------------------------------
                        GLOSSARY OF TERMS
      ARP             - Argentinian Peso
      AUD             - Australian Dollar
      BALLOON         - Five- and seven-year mortgages with larger
                        dollar amounts of payments falling due in the later years of the obligation
      BEF             - Belgian Franc
      CAD             - Canadian Dollar
      CHF             - Swiss Franc
      DEM             - German Deutsche Mark
      DKK             - Danish Kroner
      EGP             - Egyptian Pound
      ESP             - Spanish Peseta
      FRF             - French Franc
      GBP             - Great Britain Pound Sterling
      GOLD            - Payments are on accelerated 45-day payment
                        cycle instead of 75-day payment cycle
      GRD             - Greek Drakma
      IEP             - Irish Pound
      ITL             - Italian Lira
      LP              - Limited Partnership
      MTN             - Medium Term Note
      MXN             - Mexican Peso
      NLG             - Netherlands Guilder
      NZD             - New Zealand Dollar
      P/O             - Principal Only
      REMIC           - Real Estate Mortgage Investment Conduit
      SEK             - Swedish Krona
      ZAR             - South African Rand
      -----------------------------------------------------------------

                            The Sierra Variable Trust
                        Short Term High Quality Bond Fund
                        Short Term Global Government Fund
       Pro Forma Combining Statement of Assets and Liabilities (Unaudited)
                                  June 30, 1997

                                                           Short Term       Short Term
                                                              High            Global
                                                            Quality         Government   Adjustments to      Pro Forma
                                                           Bond Fund           Fund         Proforma     Combined (Note 1)
                                                          -----------------------------------------------------------------
ASSETS:
Investments, at value (a) ..............................   $12,102,714   $19,182,493   $       --         $31,285,207
Cash and/or foreign currency (b) .......................         8,710        55,348           --              64,058
Dividends and/or interest receivable ...................        99,449       411,581           --             511,030
Receivable for investment securities sold ..............         3,406          --             --               3,406
Net unrealized appreciation of forward
   foreign currency contracts ..........................          --         176,523           --             176,523
Unamortized organization costs .........................          --           5,273         (5,273)(d)             0
Receivable from investment advisor .....................          --            --            5,273 (d)         5,273
Variation Margin .......................................         3,250          --             --               3,250
Other assets ...........................................         1,026         1,727           --               2,753
                                                           -----------   -----------   ------------       -----------
     Total Assets ......................................    12,218,555    19,832,945              0        32,051,500
                                                           -----------   -----------   ------------       -----------

LIABILITIES:
Payable for Fund shares redeemed .......................         2,008         2,191           --               4,199
Investment advisory fee payable ........................         3,761        12,291           --              16,052
Administration fee payable .............................         1,805         2,950           --               4,755
Transfer agent fees payable ............................           417           417           --                 834
Custodian fees payable .................................           651           858           --               1,509
Accrued Trustees' fees and expenses ....................           304           495           --                 799
Options written, at value (c) ..........................          --          32,942           --              32,942
Accrued expenses and other payables ....................        19,366        22,264           --              41,630
                                                           -----------   -----------   ------------       -----------
     Total Liabilities .................................        28,312        74,408              0           102,720
                                                           -----------   -----------   ------------       -----------

Net Assets Applicable to Shares Outstanding ............   $12,190,243   $19,758,537   $          0       $31,948,780
                                                           ===========   ===========   ============       ===========

Net asset value, offering price and redemption price per
   share of beneficial interest outstanding ............   $      2.42   $      2.42   $                  $      2.42
                                                           ===========   ============                     ===========

Number of Fund shares outstanding ......................     5,033,452     8,150,482     13,183,934
                                                           ===========   ============                     ===========
--------------------------------------------------------
(a) Investments, at cost ...............................   $12,014,856   $19,809,397   $   (626,904)      $31,197,349*
(b) Cash and/or foreign currency, at cost ..............   $     8,710   $    54,881   $        467       $    64,058*
(c) Premiums ...........................................   $         0   $    45,615   $    (12,673)      $    32,942*

(d) Unamortized organization costs of the acquired fund will be borne by the investment advisor.
* Combined cost represents cost of Sierra Variable Trust Short Term High Quality Bond Fund and value of Sierra Variable Trust Short Term Global Government Fund as contemplated by the proposed Agreement and Plan of Reorganization. See Note 1.




                                     See Notes to Proforma Financial Statements.

                           The Sierra Variable Trust
                       Short Term High Quality Bond Fund
                       Short Term Global Government Fund
                 Pro Forma Statement of Operations (Unaudited)
                    For the Six Months Ended June 30, 1997

                                                 Short Term     Short Term
                                                    High          Global
                                                  Quality       Government       Adjustments to       Pro Forma
                                                 Bond Fund         Fund             Proforma       Combined (Note 1)
                                                -----------  ----------------   ----------------   -----------------
INVESTMENT INCOME:
Interest .....................................  $  431,307   $       755,585    $          -       $      1,186,892
Foreign withholding tax on interest income ...        -              (10,224)              -                (10,224)
                                                -----------  ----------------   ----------------   -----------------
      Total investment income ................     431,307           745,361               -              1,176,668
                                                -----------  ----------------   ----------------   -----------------
EXPENSES:
Investment advisory fee ......................      30,451            77,203            (25,734)(a)          81,920
Administration fee ...........................      10,962            18,529            (29,491)(b)               0
Trustees' fees and expenses ..................         679             1,089               -                  1,768
Legal and audit fees .........................       8,524            18,858            (17,400)(c)           9,982
Transfer agent fees ..........................       2,083             2,083             (2,083)(c)           2,083
Custodian fees ...............................       4,475             6,885               -                 11,360
Amortization of organization costs ...........        -                3,069             (3,069)(d)               0
Other ........................................       9,668             1,986               -                 11,654
Fees waived by investment advisor ............      (5,750)             -                 5,750 (e)               0
                                                -----------  ----------------   ----------------   -----------------
      Subtotal ...............................      61,092           129,702            (72,027)            118,767
Credits allowed by the custodian .............        (248)             (237)              -                   (485)
                                                -----------  ----------------   ----------------   -----------------
      Net expenses ...........................      60,844           129,465            (72,027)            118,282
                                                -----------  ----------------   ----------------   -----------------
NET INVESTMENT INCOME ........................     370,463           615,896             72,027           1,058,386
                                                -----------  ----------------   ----------------   -----------------
NET REALIZED AND UNREALIZED
   GAIN/(LOSS) ON INVESTMENTS
Realized gain/(loss) from:
   Security transactions .....................     (42,692)         (212,718)              -               (255,410)
   Forward foreign currency contracts
       and foreign currency transactions .....      (3,142)        1,161,003               -              1,157,861
   Futures contracts .........................     (16,575)             -                  -                (16,575)
   Written options ...........................       6,383           120,253               -                126,636
Net unrealized appreciation/(depreciation) of:
   Securities ................................      (6,201)       (1,072,389)              -             (1,078,590)
   Forward foreign currency contracts ........        -             (154,436)              -               (154,436)
   Foreign currency, written options,
      futures contracts and other assets
      and liabilities ........................      (7,479)           12,142               -                  4,663
                                                -----------  ----------------   ----------------   -----------------
Net Realized and Unrealized Loss on
   Investments ...............................     (69,706)         (146,145)              -               (215,851)
                                                -----------  ----------------   ----------------   -----------------
NET INCREASE IN NET ASSETS
   RESULTING FROM OPERATIONS .................  $  300,757   $       469,751    $        72,027    $        842,535
                                                ===========  ================   ================   =================

(a) Adjustment reflects contractual fee of The Sierra Variable Trust Short Term High Quality Bond Fund.
(b) Adjustment reflects the effect of the expected transfer of administrative functions to an affiliate of Composite Research & Management Co.
(c) Adjustment reflects expected savings when the two funds become one.
(d) Organization expense of the acquired fund is not an expense of the combined fund.
(e) Adjustment reflects the effect of an anticipated management fee waiver/expense reimbursement for the The Sierra Variable Trust Short Term High Quality Bond Fund at June 30, 1997.

                                     See Notes to Proforma Financial Statements.

                            THE SIERRA VARIABLE TRUST
                        Short Term High Quality Bond Fund
                        Short Term Global Government Fund
               Notes to Pro Forma Financial Statements (Unaudited)

1.  Basis of Combination
Sierra Variable Trust Funds (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a no load, open-end management investment company. As of June 30, 1997, the Trust offers fourteen managed investment funds. The unaudited Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations reflect the accounts of the Short Term High Quality Bond Fund and the Short Term Global Government Fund for the six months ended June 30, 1997. These statements have been derived from books and records utilized in calculating daily net asset value at June 30, 1997.

The pro forma statements give effect to the proposed transfer of assets and stated liabilities of the Short Term Global Government Fund in exchange for shares of Short Term High Quality Bond Fund. The pro forma statements do not reflect the expenses of either fund in carrying out its obligations under the proposed Agreement and Plan of Reorganization.

As described in the Prospectus/Proxy Statement under "Overview of Merger--Federal Income Tax Consequences," the proposed transaction is expected to result in the recognition of gain or loss for federal income tax purposes. Please see the Prospectus/Proxy Statement for more information.

The Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations should be read in conjunction with the historical financial statements of the funds incorporated by reference in the Statement of Additional Information.

For the six months ended June 30, 1997, the Short Term High Quality Bond Fund's investment advisory fee was computed based on the annual rates as follows:

                                                            Fees on Assets
                                                               Exceeding
                                          Fees on Assets     $200 million       Fees on
                                            Equal To or      and Equal To        Assets
                                             Less Than       or Less Than       Exceeding
      Name of Fund                         $200 million      $500 million      $500 million
      ------------                        --------------    ---------------    ------------
Short Term High Quality Bond Fund
      Sierra Advisors....................     .35%              .35%               .30%
      Sub-advisor........................     .15%              .10%               .10%
                                              ---               ---                ---
         Total fees paid to
             Sierra Advisors*............     .50%              .45%               .40%
                                              ===               ===                ===

* Sierra Advisors retains only the net amount of the fees after sub-advisory fees have been paid.

                            THE SIERRA VARIABLE TRUST
                        Short Term High Quality Bond Fund
                        Short Term Global Government Fund
         Notes to Pro Forma Financial Statements (Unaudited) (Continued)

2.  Portfolio Valuation

The securities are valued at market, as determined by the fund, as of June 30, 1997.

3.  Capital Shares

The pro forma net asset value per share assumes the issuance of additional shares of Short Term High Quality Bond Fund which would have been issued at June 30, 1997 in connection with the proposed reorganization. The pro forma number of shares outstanding of 13,183,934 consists of 8,150,482 shares assumed issued in the reorganization plus 5,033,452 shares of Short Term High Quality Bond Fund at June 30, 1997.

                           THE SIERRA VARIABLE TRUST

                                   FORM N-14

PART C.   Other Information
          -----------------


Item 15.  Indemnification
          ---------------

     Under Section 6.4 of Registrant's Master Trust Agreement, as amended, any past or present Trustee or officer of Registrant (including persons who serve at Registrant's request as directors, officers or trustees of another organization in which Registrant has any interest as a shareholder, creditor or otherwise (hereinafter referred to as a "Covered Person")), is indemnified to the fullest extent permitted by law against liability and all expenses reasonably incurred by him in connection with any action, suit or proceeding to which he may be a party or otherwise involved by reason of his being or having been a Covered Person. This provision does not authorize indemnification when it is determined, in the manner specified in the Master Trust Agreement, that a Covered Person has not acted in good faith in the reasonable belief that his actions were in or not opposed to the best interests of Registrant. Moreover, this provision does not authorize indemnification when it is determined, in the manner specified in the Master Trust Agreement, that the Covered Person would otherwise be liable to Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties. Expenses may be paid by Registrant in advance of the final disposition of any action, suit or proceeding upon receipt of an undertaking by a Covered Person to repay those expenses to Registrant in the event that it is ultimately determined that indemnification of the expenses is not authorized under the Master Trust Agreement and the Covered Person either provides security for such undertaking or insures Registrant against losses from such advances or the disinterested Trustees or independent legal counsel determines, in the manner specified in the Master Trust Agreement, that there is reason to believe the Covered Person will be found to be entitled to indemnification.

     Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "1933 Act"), may be permitted to Trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will by governed by the final adjudication of such issue.

Item 16. Exhibits
         --------

1(a) Agreement and Declaration of Trust, dated January 29, 1993 is incorporated by reference to Post-Effective Amendment No. 7 to the Registrant's Registration Statement on Form N-1A (File Nos. 033-57732 and 811-07462), filed on February 28, 1997.

1(b)-1 Amendment No. 1 to the Trust's Agreement and Declaration of Trust, dated April 27, 1993 is incorporated by reference to Post-Effective Amendment No. 7 to the Registrant's Registration Statement on Form N-1A (File Nos. 033-57732 and 811-07462), filed on February 28, 1997.

1(b)-2 Amendment No. 2 to the Trust's Agreement and Declaration of Trust, dated September 22, 1993 is incorporated by reference to Post-Effective Amendment No. 7 to the Registrant's Registration Statement on Form N-1A (File Nos. 033-57732 and 811-07462), filed on February 28, 1997.

1(c)-1 Establishment and Designation of Series of Shares of Beneficial Interest, dated April 27, 1993, with respect to the Global Money, Short Term Global Government, U.S. Government, Corporate Income, Growth and International Growth Funds is incorporated by reference to Post-Effective Amendment No. 7 to the Registrant's Registration Statement on Form N-1A (File Nos. 033-57732 and 811-07462), filed on February 28, 1997.

1(c)-2 Establishment and Designation of Series of Shares of Beneficial Interest, dated February 3, 1995, with respect to the Short Term High Quality Bond, Growth and Income and Emerging Growth Funds is incorporated by reference to Post-Effective Amendment No. 7 to the Registrant's Registration Statement on Form N-1A (File Nos. 033-57732 and 811-07462), filed on February 28, 1997.

1(c)-3 Establishment and Designation of Series of Shares of Beneficial Interest, dated January 23, 1997, with respect to the Income, Value, Balanced, Growth and Capital Growth Portfolios is incorporated by reference to Post-Effective Amendment No. 7 to the Registrant's Registration Statement on Form N-1A (File Nos. 033-57732 and 811-07462), filed on
                  February 28, 1997.

2 By-Laws of the Trust are incorporated by reference to Post-Effective Amendment No. 7 to the Registrant's Registration Statement on Form N-1A (File Nos. 033-57732 and 811-07462), filed on February 28, 1997.

3                 Not Applicable.

4 Form of Agreement and Plan of Reorganization is filed herewith as Appendix A to the Prospectus/Proxy Statement set forth as Part A hereof.

5 Article V, Shareholders' Voting Powers and Meetings, of the Master Trust Agreement, as amended, is incorporated by reference to Exhibits 1(a) through 1(c)-3 above. Article 11, Shareholders' Voting Powers and Meetings, is incorporated by reference to Exhibit 2 above.

6(a) Management Agreement, dated January 1, 1994, between the Trust and Sierra Investment Advisors Corporation ("Sierra Advisors"), with respect to the Short Term High Quality Bond Fund, is incorporated by reference to Post-Effective Amendment No. 7 to the Registrant's Registration Statement on Form N-1A (File Nos. 033-57732 and 811-07462), filed on February 28, 1997.

6(b) Sub-Adviser Agreement, dated as of January 1, 1994, between Sierra Advisors and Scudder, Stevens & Clark, Inc. with respect to the Short Term High Quality Bond Fund is incorporated by reference to Post-Effective Amendment No. 7 to the Registrant's Registration Statement on Form N-1A (File Nos. 033-57732 and 811-07462), filed on February 28, 1997.

6(c) Form of Management Agreement between the Trust, with respect to the Short Term High Quality Bond Fund, and Composite Research & Management Co. is filed herewith.

7(a) Distribution Agreement, dated April 19, 1993, between the Trust and Sierra Investment Services Corporation ("Sierra Services") is incorporated by reference to Post-Effective Amendment No. 7 to the Registrant's Registration Statement on Form N-1A (File Nos. 033-57732 and 811-07462), filed on
                  February 28, 1997.

7(b)-1 Participation Agreement, regarding Sierra Advantage among the Trust, Sierra Advisors, Sierra Services, American General Life Insurance Company ("American General") and American General Securities Incorporated ("American General Securities"), dated as of May 3, 1993, is incorporated by reference to Exhibit 6(b) of Post-Effective No. 7 to the Registrant's Registration Statement on Form N-1A (File Nos. 033-57732 and 811-07462), filed on February 28, 1997.

7(b)-2 Form of First Amendment to Participation Agreement dated as of May 3, 1993, is incorporated by reference to Post-Effective Amendment No. 9 to the Registrant's Registration Statement on Form N-1A (File Nos. 033-57732 and 811-07462), filed on April 30, 1997.

8                 Not Applicable.

9(a)-1 Custody Agreement, dated as of January 1, 1996, between the Trust and Boston Safe Deposit & Trust Company is incorporated by reference to Exhibit 8(a) of Post-Effective Amendment No. 7 to the Registrant's Registration Statement on Form N-1A (File Nos. 033-57732 and 811-07462), filed on February 28, 1997.

9(a)-2 Schedules A and C, as amended and supplemented May 1, 1997, to Custody Agreement (Exhibit 9(a)-1 above) dated January 1, 1996, are incorporated by reference to Post-Effective Amendment No. 9 to the Registrant's Registration Statement on Form N-1A (File Nos. 033-57732 and 811-07462), filed on April 30, 1997.

10                Not Applicable

11                Opinion and Consent of Counsel is filed herewith.

12                Not Applicable

13                Not Applicable.

14                Consent of Independent Accountants is filed herewith.

15                Not Applicable.

16                Not Applicable

17 Copy of Registrant's Rule 24f-2 declaration is incorporated by reference to the Registrant's initial Registration Statement on Form N-1A (File Nos. 033-57732 and 811-07462), filed on February 2, 1993.


Item 17. Undertakings
         ------------

                  (1) The registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

                  (2) The registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES
                                   ----------

     As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of Northridge and State of California on the 30th day of September, 1997.

                                                THE SIERRA VARIABLE TRUST


                                                By: /s/ James H. Overholt
                                                   ----------------------------
                                                   James H. Overholt, President


     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacity on the dates indicated.



Signature                           Title(s)                 Date
---------                           --------                 ----

 /s/ James H. Overholt              President                September 30, 1997
----------------------------------
James H. Overholt (Principal
 Executive Officer)

 /s/ Keith B. Pipes                 Executive Vice           September 30, 1997
----------------------------------  President, Treasurer
Keith B. Pipes                      and Secretary
(Principal Financial and
 Accounting Officer)

 /s/ David E. Anderson              Trustee                  September 30, 1997
----------------------------------
David E. Anderson

                                    Chairman of the
----------------------------------  Board and Trustee
 Arthur H. Bernstein, Esq.

 /s/ Edmond R. Davis                Trustee                  September 30, 1997
----------------------------------
Edmond R. Davis, Esq.

 /s/ John W. English                Trustee                  September 30, 1997
----------------------------------
John W. English

/s/ Alfred E. Osborne, Jr.          Trustee                  September 30, 1997
----------------------------------
Alfred E. Osborne, Jr.

                                 Exhibit Index


Exhibit
No.              Description
-------          -----------

6(c) Form of Management Agreement between the Trust, with respect to the Short Term High Quality Bond Fund, and Composite Research & Management Co.

11               Opinion and Consent of Counsel

14               Consent of Independent Accountants